UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-39122

89bio, Inc.
(Exact name of registrant as specified in its Charter)

Delaware	**36-4946844**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
142 Sansome Street, Second Floor	
San Francisco, California 94104	**94104**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (415) 432-9270

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	ETNB	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☒
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant (based on the closing price of such stock on The Nasdaq Global Market on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter) was approximately $1,175.6 million. Shares of common stock held by each officer and director and by each person who is known to own 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the registrant's common stock outstanding as of February 21, 2024 was 93,501,210.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2024 Annual Meeting of Stockholders, to be held on or about May 29, 2024, are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2023.

Auditor Firm Id:	185	Auditor Name:	KPMG LLP	Auditor Location:	San Francisco, California, USA

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. All statements, other than statements of historical facts included in this Annual Report on Form 10-K, including statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans or intentions relating to acquisitions, business trends and other information referred to in "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan," "anticipate," "target," "forecast," or the negative of these terms, and similar expressions intended to identify forward-looking statements. Forward-looking statements are not historical facts and reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this Annual Report on Form 10-K. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth in "Risk Factors," and the following risks, uncertainties and factors:

- our plans to develop and commercialize pegozafermin or any future product candidates;

- our ongoing and planned clinical trials;

- the timing of and our ability to obtain regulatory approvals for pegozafermin or any future product candidates;

- our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

- our ability to obtain additional capital;

- supply chain interruptions, delays in patient enrollment or other delays in our clinical studies;

- our ability to identify additional products or product candidates with significant commercial potential that are consistent with our commercial objectives;

- the rate and degree of market acceptance and clinical utility of pegozafermin or any future product candidates, if approved;

- our commercialization, marketing and manufacturing capabilities and strategy;

- substantial competition in our industry and with respect to the product candidates that we are developing;

- our intellectual property position;

- loss of key members of management;

- failure to successfully execute our growth strategy, including any delays in our planned future growth;

- our inability to comply with, and the effect on our business of, evolving legal standards and regulations, including concerning data protection and consumer privacy and sustainability;

- geopolitical instability, such as the ongoing conflict in Ukraine, the conflict in Israel and surrounding areas and the rising tensions between China and Taiwan, and the macroeconomic environment, including inflationary pressures, general economic slowdown or a recession, rising interest rates, changes in monetary policy, and instability in financial institutions;

- our failure to maintain effective internal controls; and

- the risk that our business, financial condition and results of operations may be adversely affected by other political, economic, business and competitive factors.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." You should evaluate all forward-looking statements made in this Annual Report on Form 10-K in the context of these risks and uncertainties.

We caution you that the risks, uncertainties and other factors referred to above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this Annual Report on Form 10-K apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this Annual Report on Form 10-K. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

PART I

In this Annual Report on Form 10-K, unless context otherwise requires or where otherwise indicated, the terms "89bio" "we," "us," "our," "our company," "the company," and "our business" refer to 89bio, Inc. and its consolidated subsidiaries.

Item 1. Business.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and cardio-metabolic diseases. Our lead product candidate, pegozafermin, a specifically engineered glycoPEGylated analog of fibroblast growth factor 21 ("FGF21"), is currently being developed for the treatment of nonalcoholic steatohepatitis ("NASH") (also known as metabolic dysfunction-associated steatohepatitis ("MASH")) and for the treatment of severe hypertriglyceridemia ("SHTG").

NASH is a severe form of nonalcoholic fatty liver disease ("NAFLD"), characterized by inflammation and fibrosis in the liver that can progress to cirrhosis, liver failure, hepatocellular carcinoma ("HCC") and death. There are currently no approved products for the treatment of NASH. In 2020 and 2022, we presented positive topline results from our Phase 1b/2a trial of pegozafermin in NASH patients, which have informed the advancement of our subsequent clinical strategy in NASH. In our Phase 2b ENLIVEN trial of pegozafermin in NASH patients, patients received weekly doses or an every-two-week dose of pegozafermin or placebo for 24 weeks followed by a blinded extension phase of an additional 24 weeks for a total treatment period of 48 weeks. We reported topline 24 week data from ENLIVEN in March 2023. The 44 mg every-two-week and the 30 mg weekly dose groups both met, with high statistical significance, both of the primary histology endpoints per the U.S. Food and Drug Administration ("FDA") guidance definitions on endpoints for accelerated approval in non-cirrhotic NASH patients. In September 2023, the FDA granted Breakthrough Therapy designation to pegozafermin in patients with NASH. In November 2023, we announced positive topline data from the blinded extension phase of our Phase 2b ENLIVEN trial at 48 weeks. Both the 44 mg every-two-week and 30 mg weekly dose groups demonstrated statistically significant improvements across Non-Invasive Tests ("NITs") representing key markers of liver health. The benefits observed at week 48 represented by NITs were consistent with the histology and NITs results observed at week 24, indicating sustained benefits over time.

In the fourth quarter of 2023, we held successful end-of-Phase 2 meetings with the FDA, supporting the advancement of pegozafermin into a Phase 3 program. We have also obtained alignment with the FDA on proposed late-stage chemistry, manufacturing and controls ("CMC") development plans and expectations in support of future biologics license application ("BLA") filing.

The Phase 3 ENLIGHTEN program will include two Phase 3 trials evaluating patients with NASH: ENLIGHTEN-Cirrhosis is expected to enroll patients with compensated cirrhosis (F4) and ENLIGHTEN-Fibrosis is expected to enroll patients with fibrosis stage F2-F3 (F2-F3). The F2-F3 and the F4 trials are expected to initiate in the first quarter and the second quarter of 2024, respectively. In November 2023, we received initial scientific advice from the European Medicines Agency ("EMA"), which generally aligned with the feedback from the FDA.

We are also developing pegozafermin for the treatment of SHTG. In June 2022, we announced positive topline results from the ENTRIGUE Phase 2 trial of pegozafermin in SHTG patients. SHTG is a condition identified by severely elevated levels of triglycerides ($\geq$500 mg/dL), which is associated with an increased risk of NASH, cardiovascular events and acute pancreatitis. The trial met its primary endpoint demonstrating statistically significant and clinically meaningful reductions in triglycerides from baseline and key secondary endpoints. We received feedback from the FDA supporting the advancement of pegozafermin and initiated our Phase 3 ENTRUST trial, the first of two recommended Phase 3 trials, in the second quarter of 2023. We expect to report topline results from our Phase 3 ENTRUST trial in 2025. Safety data from the ongoing SHTG Phase 3 program is expected to support the safety database requirements for NASH and vice versa.

FGF21 is an anti-fibrotic metabolic hormone that regulates energy expenditure and glucose and lipid metabolism. FGF21 analogs represent a promising class of drugs to treat NASH, because they not only address the liver manifestations, but also have an effect on the multiple co-morbidities that worsen NASH. FGF21 is a clinically validated mechanism that has been shown in humans to reduce steatosis, improve the histological features of NASH including through anti-fibrotic effects, and address cardio-metabolic dysregulation. FGF21 generates an on-target effect to increase adiponectin, a hormone released from adipose tissue that, among other functions, can suppress development and progression of hepatic fibrosis. It is also thought to exert effects on liver fibrosis by improving metabolic regulation, which reduces ongoing liver injury thus giving the liver time to heal. However, FGF21 in its native form suffers from a short half-life and a tendency to aggregate in solution, both of which impact its suitability as a viable drug. To address these challenges, we have specifically engineered pegozafermin to extend the half-life of the molecule while maintaining potency and thereby the clinical benefits of FGF21.

Pegozafermin may be a differentiated FGF21 therapy based on its robust and durable biological effects, a favorable tolerability profile and its potential for every-two-week dosing. Given its ability to address the key liver pathologies in NASH, as well as the underlying metabolic dysregulation in NASH patients, pegozafermin has the potential to become a backbone of treatment in NASH. Pegozafermin is the only FGF21 analog being developed for the treatment of SHTG and its broad metabolic effects could potentially differentiate it from competitors in this market. Pegozafermin has a long half-life which allows convenient weekly or every-two-week dosing and is currently the only FGF21 analog being tested in Phase 3 trials with every-two-week dosing. The convenient dosing regimen may support adoption and compliance amongst patients living with these chronic and generally asymptomatic diseases. Pegozafermin is self-administered by patients subcutaneously in a liquid formulation using a pre-filled syringe.

Our Strategic Priorities

Our goal is to become a leading biopharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and cardio-metabolic diseases by focusing on our strategic priorities, which include rapidly advancing pegozafermin through clinical development for the treatment of NASH, progressing the development of pegozafermin for the treatment of SHTG, scaling-up and optimizing the manufacturing of pegozafermin and establishing a commercial infrastructure in key geographies**.**

Our Focus on Liver and Cardio-Metabolic Disease

We are focused on developing and commercializing therapeutic interventions that have a clinically meaningful impact on patients with liver and cardio-metabolic diseases. These diseases, including NASH and SHTG, represent leading global causes of morbidity and mortality. Despite a wave of public health campaigns to promote better diet and exercise habits and a range of treatment options available for many of these diseases, there is a significant unmet medical need for more effective therapies to improve patient outcomes and reduce the burden on global healthcare systems.

We are currently developing our lead product candidate, pegozafermin, a specifically engineered glycoPEGylated analog of FGF21, for the treatment of NASH and SHTG. We believe pegozafermin is an ideal candidate for the treatment of NASH based on its ability to address the key liver pathologies in NASH through anti-fibrotic effects as well as its ability to address the underlying metabolic dysregulation in NASH patients, its favorable tolerability profile, and its potential for a longer dosing interval. Multiple epidemiological studies have linked NAFLD to increased cardiovascular disease, concluding that the majority of deaths among NAFLD patients are attributable to cardiovascular disease. As a result, we believe it is important that new therapeutics options for NASH address the underlying cardiovascular and metabolic dysregulations in these patients. We are also developing pegozafermin for the treatment of SHTG given the potential of pegozafermin to meaningfully reduce triglycerides. Pegozafermin may have a competitive differentiation from approved therapies and other molecules in development based on its impact on improving liver fat and other metabolic markers in addition to triglyceride reduction.

Disease Overview - NASH

NASH (also known as MASH), a severe form of NAFLD, is characterized histologically by the additional presence of inflammation and hepatocellular injury such as visible ballooning and has a significantly worse prognosis, with the potential to progress to liver fibrosis, cirrhosis or HCC.

NASH represents a large and rapidly growing problem in the United States and worldwide. Diagnoses have been on the rise and are expected to increase dramatically in the next decade. The prevalence of NAFLD, which affects approximately 25% of the global population, and NASH, which develops in approximately 20% to 25% of NAFLD patients, is driven primarily by the worldwide obesity epidemic. As a result, the prevalence of NASH has increased significantly in recent decades, paralleling similar trends in the prevalence of obesity, insulin resistance and Type 2 diabetes. The prevalence of these conditions is expected to increase further in view of the unhealthy nutrition habits, such as consumption of a diet high in fructose, sucrose and saturated fats, and sedentary behavior that characterize modern lifestyle.

The critical pathophysiologic mechanisms underlying the development and progression of NASH include reduced ability to handle lipids, increased insulin resistance, injury to hepatocytes and liver fibrosis in response to hepatocyte injury. NASH patients have an excessive accumulation of fat in the liver resulting primarily from a caloric intake above and beyond energy needs. A healthy liver contains less than 5% fat, but a liver in someone with NASH can contain more than 20% fat. This abnormal liver fat contributes to the progression to NASH, a liver necro-inflammatory state, that can lead to scarring, also known as fibrosis, and, for some, can progress to cirrhosis and liver failure—cirrhosis develops in approximately 20% to 45% of patients. In some cases, cirrhosis progresses to decompensated cirrhosis with attendant severe morbidity and risk of death from end stage liver disease. In addition, it is estimated that 8% of patients with advanced fibrosis will develop HCC. NASH is a complex, multifaceted disease that doesn't just affect the liver. Patients with NASH frequently have other significant metabolic co-morbidities such as obesity, hyperglycemia, dyslipidemia and systemic hypertension (a constellation of which is commonly referred to as metabolic syndrome) and these further contribute to the risk of cardiovascular disease.

Disease Overview - SHTG

We are also developing pegozafermin for the treatment of SHTG. Hypertriglyceridemia ("HTG") is characterized by elevated fasting plasma triglyceride levels > 200 mg/dL and SHTG is typically defined as triglyceride levels of ≥ 500 mg/dL. SHTG is associated with an increased risk of NAFLD, NASH and cardiovascular diseases, as well as acute pancreatitis, accounting for up to 10% of all acute pancreatitis episodes. A third-party study utilizing an omega-3 fatty acid ("omega-3 FA") demonstrated the linkage between a reduction in triglycerides and favorable cardiovascular clinical outcomes.

It is estimated that there are 4 million patients in the United States with triglyceride levels of ≥ 500 mg/dL of which approximately 800,000 patients are inadequately treated with existing therapies and are thereby at increased risk for acute pancreatitis and atherosclerotic cardiovascular events. Of these patients, it is estimated that up to 100% have clinically meaningful hepatic fat using magnetic resonance imaging – proton density fat factor ("MRI-PDFF") definition of ≥ 5% fat fraction (baseline data from the sub-study in ENTRIGUE; n=24), up to 70% have Type 2 diabetes, and up to 65% have high LDL. This patient population is expected to increase due to the triple epidemic of obesity, metabolic syndrome and Type 2 diabetes. In addition, the addressable market has the potential to expand as a result of increasing awareness of the importance of treating elevated triglyceride levels, similar to the focus today of physicians on managing LDL-c levels, as well as the commercial efforts of other companies that are expected to promote triglyceride reduction.

The treatment regimen for SHTG includes dietary restrictions and lipid-lowering drug treatment such as fibrates, omega-3 fish oils and niacin. Some statins are indicated in HTG but do not have an indication for use in SHTG. Despite multiple agents approved for the treatment of SHTG, these agents have limitations that may not make them ideal for all patients. In third-party studies, up to 50% of treated SHTG patients were unable to reduce their triglyceride levels to < 500 mg/dL despite using approved drugs and are considered refractory patients. These refractory patients have substantial unmet medical need and represent a significant market opportunity for pegozafermin as an add-on therapy along with the opportunity for pegozafermin to be used in patients not on any background therapy. Given the continuing unmet need in SHTG and limitations of current treatments, there are other novel agents in development for the treatment of SHTG, including ANGPTL3 and APOC3 inhibitors.

Diagnosis of NASH

Most people with NASH are asymptomatic and their disease is often discovered incidentally following a liver imaging procedure, such as an ultrasound, prescribed for other reasons or as part of an investigation for elevated liver enzymes. Once suspected clinically, a liver biopsy is required to definitively diagnose NASH, which necessitates the joint presence of steatosis, ballooning and lobular inflammation. Once pathologically confirmed, the severity of NAFLD and NASH is determined using the histologically validated NAS, which grades disease activity on a scale of 0 to 8. The NAS is the sum of the individual scores for steatosis (0 to 3), lobular inflammation (0 to 3), and hepatocellular ballooning (0 to 2) but does not include a score for fibrosis. Fibrosis staging (F0-F4) relies on the Kleiner classification (F0 = no fibrosis; F1 = perisinusoidal or periportal fibrosis (not both); F2 = both perisinusoidal and periportal fibrosis; F3 = bridging fibrosis; F4 = cirrhosis).

Histological diagnosis remains the gold standard for assessment of NASH and fibrosis. However, given that liver biopsy is associated with risks of pain, bleeding and other morbidity, as well as significant cost, the procedure is not practical for general patient screening. Additionally, histology diagnosis is confounded by evaluation of a small sliver of a large heterogenous organ that may not represent the full organ, and significant variability in reading of slides including inter- and intra-reader variability. Several non-invasive tools such as clinical risk scores, serum markers and imaging techniques are increasingly used to assess NASH patients. NITs, such as the Fibroscan-AST ("FAST") score, Fibrosis-4 index, the Enhanced Liver Fibrosis score and vibration-controlled transient elastography, ("VCTE"), have been validated and are increasingly used. These NITs have an excellent negative predictive value and an acceptable positive predictive value for detection of advanced ($\geq$ F3) fibrosis and are increasingly used in clinical settings. Additionally, evidence is emerging that shows a correlation between reduction in steatosis as measured by MRI-PDFF and reduction in ALT $\geq$17 U/L and histologic improvement on liver biopsy. In draft guidance, the FDA encouraged sponsors to identify biochemical or noninvasive imaging biomarkers that, once characterized and agreed by the FDA, could replace liver biopsies for patient selection and efficacy assessment in clinical trials.

We expect that the validation and subsequent adoption of these NITs will result in an increase in the diagnosis and treatment rates for NASH in the future.

FGF21 Overview

Fibroblast growth factors ("FGFs"), including FGF21, are a large family of cell-signaling proteins involved in the regulation of many processes within the body. FGF21 is an endogenous metabolic hormone that regulates energy homeostasis, glucose-lipid-protein metabolism and insulin sensitivity, and modulates the pathways that mitigate against intracellular stress. FGF21 is secreted primarily by the liver but is also secreted by the white adipose tissue, skeletal muscle and the pancreas. FGF21 exerts its biological benefits through the activation of three fibroblast growth factor receptors ("FGFRs"), FGFR1c, FGFR2c and FGFR3c, and requires co-activation of the transmembrane protein cofactor beta Klotho ("ß-Klotho"). FGF21 is not believed to activate FGFR4, which has been associated with adverse effects. FGF21 can act directly or indirectly on target organs by mediating downstream regulators, such as adiponectin, and upstream regulators that induce FGF21, such as nutritional stress or transcription factors.

Biological Effects of FGF21:

Reducing Liver Steatosis by Improving Lipid Handling and Insulin Sensitivity

FGF21 has been clinically shown to reduce liver steatosis. FGF21 reduces liver steatosis by (1) increasing fatty acid oxidation in the liver, (2) reducing the deposition of free fatty acids from peripheral tissue to the liver and (3) reducing DNL in the liver. FGF21 exerts its systemic effects by reducing the serum levels of lipids (e.g., triglycerides, LDL cholesterol) and increasing insulin sensitivity. Increasing insulin sensitivity reduces lipolysis and can also reduce serum levels of lipids. In particular, FGF21 has been demonstrated to reduce liver fat in patients with NASH in multiple clinical trials.

Improving Liver Inflammation and Fibrosis

FGF21 is also believed to reduce liver fibrosis, the pathological change most clearly linked to liver-related morbidity in NASH patients via two potential pathways. One pathway is through the metabolic benefits of FGF21 described above. Long-term improvements in metabolic regulation reduce the ongoing liver injury that drives fibrosis and thus allows the liver time to heal. The other pathway is a direct anti-fibrotic effect mediated via adiponectin, an adipokine that is upregulated by FGF21. Increased adiponectin downregulates the hepatic stellate cells that are activated upon hepatic injury and responsible for collagen deposition and subsequent fibrosis. FGF21 demonstrated an improvement in liver fibrosis in patients in NASH in a clinical trial.

FGF21 Signaling

As noted above, FGF21 exerts its biological benefits through the co-activation of FGFRs and ß-Klotho. FGFRs are expressed widely throughout the body whereas ß-Klotho is primarily expressed in metabolic tissues such as adipose tissue, liver, and pancreas, thereby providing organ specificity to FGF21. The binding of FGF21 is a two-step process. The C-terminus of FGF21 initially binds to ß-Klotho enabling the N-terminus to form an expanded complex with one of the FGFRs. Once the co-receptor complex has formed with ß-Klotho and one of the FGFRs, a series of intracellular signaling cascades is initiated. These signaling cascades enable FGF21 to exert its biological functions.

FGF21 activates three specific FGFRs (FGFR1c, FGFR2c and FGFR3c), which based on nonclinical studies and clinical trials, appear to be responsible for mediating the desired therapeutic actions of FGF21 in NASH. FGF21 is not believed to activate FGFR4. Activation of FGFR4 results in an increase in LDL cholesterol and has been implicated in the etiology or progression of HCC.

Pegozafermin

Overview

We are developing pegozafermin, a specifically engineered glycoPEGylated analog of FGF21, for the treatment of NASH and SHTG. Pegozafermin has been specifically engineered to retain the activity of native FGF21 while extending its half-life. Specifically, it has been engineered to: (1) protect against proteolysis and reduce renal clearance, (2) have an extended half-life, (3) minimize susceptibility to aggregate in solution and (4) optimize its potency, enabling the potential use of lower dosage/doses. Additionally, we believe that pegozafermin may enhance binding affinity for ß-Klotho, by altering the conformation of the C-terminus which could have a positive impact on efficacy.

Primary Structure and Protein Engineering of Pegozafermin

Pegozafermin has been optimally constructed with two mutations via substitutions with natural amino acids at site-specific positions (173 and 176) toward the C-terminus end of the hormone. The mutations were incorporated into the FGF21 sequence after existing proline to create a consensus sequence for glycosylation. Subsequently, the glycosyl linker and a single 20 kDa glycoPEG moiety were enzymatically introduced at the O-linked glycosylation consensus site (position 173) via the proprietary glycoPEGylation technology. Our glycoPEG moiety is an activated form of the PEG molecule with the use of Sialic Acid, CMP-SA-PEG. The proximity of the mutations ensures consistent and efficient attachment of the glycoPEG moiety.

Pegozafermin has two modified natural amino acid residues:

- S173T: Serine modified to Threonine at position 173; and

- R176A: Arginine modified to Alanine at position 176.

In addition, a Methionine residue was introduced at the N-terminus which acts as the translation initiation signal. Figure 1 below shows the structure of pegozafermin.

Figure 1: Structure of Pegozafermin


glycoPEG(20kD)
Strong and flexible linker
(glycoPEGylation technology)
Position 182
N-terminus
FGF21
X
C-terminus
Mutations in positions 173 and 176
(glycoPEG attached at position 173)

The increase in the size of the molecule from 19.4 kDa to 40 kDa together with the site-specific mutations adjacent to the primary cleavage site of FGF21 (by the FAP enzyme between positions 171 and 172 on the native amino acid chain, which would be represented by positions 172 and 173 in our molecule starting with Methionine in position 1) are designed to prolong the half-life of the molecule. Additionally, we believe that the use of glycoPEGylation technology produces a comparatively stronger and more flexible structure, which aids in the development of a stable formulation. PEGylation technology has been used successfully in many pharmaceutical products including products that have been marketed for more than 10 years. Similar moles of FGF21 are delivered with pegozafermin 30mg and efruxifermin 50mg.

Pegozafermin uses a proprietary glycoPEGylation technology that has been previously validated by a third party, as this technology is incorporated in another pharmaceutical product (Lonquex® by Teva) that has received regulatory approval and is currently commercialized in the European Union.

Figure 2: Summary of Pegozafermin Attributes and Benefits

Features	Description	Potential Benefit
Use of PEG (via glycoPEGylation)	▪ Increases protein size and hydrodynamic volume that reduces renal filtration ▪ Prevents degradation by endocytosis and proteolytic enzymes	▪ Prolongs half-life
	▪ Protects antigenic sites present on the protein surface (i.e. antigenic epitopes)	▪ Reduces immunogenicity
	▪ Steric repulsion between the PEGylated surfaces increases water solubility and reduces aggregates	▪ Results in more stable formulation
Site-Specific Mutations	▪ Mutation at position 173 is immediately adjacent to the primary cleavage (FAP enzyme) site of FGF21	▪ Prolongs half-life
GlycoPEGylation Technology	▪ Allows site specific linkage (glycoPEG moiety to position 173) ▪ Proximity of the glycoPEG moiety to the C-terminus induces conformational changes to the molecule	▪ Retains potency against receptor to improve efficacy
	▪ Provides a strong and flexible glycosyl bond that helps the glycoPEG moiety to remain intact, further reducing degradation	▪ Further enhances half-life

Therapeutic Potential of Pegozafermin Supported by Preclinical Animal Models of NASH, Diabetes and Obesity

Pegozafermin has been evaluated in three animal models of direct relevance to NASH. These included: (1) Stelic Animal Model, (2) Diet-induced NASH ("DIN") model and (3) spontaneous diabetic obese cynomolgus monkey model. Additional studies done in diabetes mouse model and diet induced obesity mouse model showed benefits in key markers of relevance in NASH.

A wide range of doses were tested in these studies as well as weekly and once every-two-week dosing regimen was tested in a cynomolgus monkey study. The key outcomes of these studies are summarized in Figure 3 below.

Figure 3: Summary of NASH Pharmacology Studies

Preclinical pharmacology study with pegozafermin	Improved Insulin Sensitivity	Improved Triglycerides and Cholesterol	Reduced Hepatocyte Injury	Reduced Liver Steatosis, Inflammation & Fibrosis	Body Weight Reduction
DIN mouse model I (10 weeks)	✓	✓	✓	✓	✓
DIN mouse model II (19 weeks)	✓	✓	✓	✓	✓
Diabetic obese cynomolgus monkey study 1 (8 weeks; weekly dosing)	✓	✓	✓	Not evaluated	✓
Diabetic obese cynomolgus monkey study 2 (4 weeks; QW or Q2W dosing)	✓	✓	✓	Not evaluated	✓

✓ Statistically significant benefit observed.

Pegozafermin Clinical Development in NASH

Phase 1a Clinical Trial of Single-Dose of Pegozafermin in Healthy Volunteers

We conducted a Phase 1a clinical trial to evaluate the safety, tolerability and pharmacokinetics ("PK") of pegozafermin in 58 healthy volunteers. In this randomized, double-blind, placebo-controlled, Phase 1a, first-in-human, SAD clinical trial the PK profile of pegozafermin was generally dose-proportional or slightly more than dose-proportional with a half-life of approximately 55 to 100 hours. At single doses of 9.1 mg and higher, significant improvements were observed in key lipid parameters measured at Day 8 and Day 15 after dosing on Day 1. Pegozafermin was well tolerated across the dose range and there were no deaths, serious adverse events or discontinuations due to adverse events. The most commonly observed treatment-related adverse events, occurring in at least two subjects in the pooled pegozafermin group, were injection site reactions and headache, all of which were reported as mild. No clinically meaningful trends were observed in gastrointestinal events, laboratories or vital signs including blood pressure or heart rate changes.

Phase 1b/2a Proof of Concept Clinical Trial in NASH Patients

In 2020 and 2022, we presented positive topline results from cohorts 1 to 6 and cohort 7, respectively, in our Phase 1b/2a trial in NASH patients which has informed the advancement of our clinical strategy in NASH. The Phase 1b/2a trial for cohorts 1 to 6 was multicenter, randomized, double-blind, placebo-controlled, multiple ascending dose-ranging and enrolled a total of 81 patients to receive weekly (3 mg/9 mg/18 mg/27 mg) or every-two-week (18 mg/36 mg) dosing of pegozafermin or placebo for up to 12 weeks. Key endpoints assessed were safety, tolerability, and PK of pegozafermin as well as change in liver fat measured by MRI-PDFF and other metabolic markers.

All dose groups achieved statistically significant reductions in liver fat, with relative reductions of up to 60% versus baseline and up to 70% versus placebo. For the 27mg weekly and 36mg every-two-week dose, the proportion of patients with greater than or equal to 30% relative reduction in liver fat was 86% and 88%, respectively. Pegozafermin was well tolerated at all doses with low incidence of adverse events that occurred in greater than or equal to 10% of subjects and very low frequency of gastrointestinal events relative to placebo.

Paired-biopsy, Open-label Histology Cohort (Cohort 7)

Cohort 7 in the Phase 1b/2a trial was a single-arm cohort that enrolled 20 patients with biopsy-confirmed fibrosis stage F2 and F3 NASH who were treated once weekly for 20 weeks with 27 mg of pegozafermin. 19 of 20 patients received an end of treatment biopsy and one patient withdrew consent. A greater than or equal to 2-point improvement in NAS (with 1-point from either ballooning or inflammation) and no worsening of fibrosis was the nominal primary endpoint. Key secondary endpoints included response rates on NASH resolution without worsening of fibrosis, improvement in at least one stage of fibrosis without worsening NAS and safety/tolerability. Patients had a mean BMI of 37 and type 2 diabetes was prevalent in most patients. 65% had fibrosis stage F3 NASH and 35% had fibrosis stage F2 NASH. The baseline values for VCTE, ProC3, and transaminases were consistent with a more advanced population.

Data from an analysis of histology slides by a panel of three expert liver pathologists resulted in a wide range of response rates, with rates of NASH resolution without worsening of fibrosis up to 47% (range: 26%-47%) and rates of ≥ 1-stage improvement in fibrosis without worsening of NASH up to 42% (range: 12%-42%). This three-reader panel scored six of the nineteen patients as having F4 fibrosis at baseline (putative F4), which was an exclusion criterion for the Phase 1b/2a trial. Excluding the putative F4 patients (n=6) resulted in a higher proportion of patients meeting the registration enabling histological endpoints compared to the primary analysis based on the single central reader.

Pegozafermin also demonstrated beneficial effects in the subset of patients with F4 stage fibrosis as shown in Figure 4 below.

Figure 4: Pegozafermin Effects in Fibrosis and Non-Invasive Test (NITs) in Stage F4 Patients

Histology data - Fibrosis improvement ≥ 1 stage without worsening of NASH ranged from 17% to 57%

Parameter	PGZ Treated Patients (n=6)
Liver Fibrosis	
VCTE (kPa)	-3.8
FAST (%)	-78.5%
Pro-C3 (%)	-25.5%
Liver Injury	
ALT (%)	-50.7%
AST (%)	-48.7%

Data presented as means for Cohort 7 F4 patients

Phase 2b (ENLIVEN) Trial in Fibrosis Stage 2 or 3 NASH Patients

ENLIVEN was a multicenter, randomized, double-blind, placebo-controlled Phase 2b trial in biopsy-confirmed NASH patients with fibrosis stage 2 or 3 and NAS ≥ 4. The trial enrolled a total of 219 patients who receive either a weekly dose (15 mg or 30 mg) or an every-two-week dose (44 mg) of pegozafermin in a liquid formulation or placebo for 24 weeks with a randomization schema of 4: 4: 2.5: 1 (placebo: 30 mg QW: 44 mg Q2W: 15 mg QW). All patients continued treatment in a blinded extension phase for 24 weeks for a total treatment period of 48 weeks, with some of the placebo patients re-randomized to receive pegozafermin in the extension phase. The primary analysis evaluated the effect of pegozafermin on the two FDA approvable histology endpoints, 1-point fibrosis improvement with no worsening of NASH and NASH resolution with no worsening of fibrosis, and included F2/F3 patients who met histologic entry criteria and NAS ≥ 4 based on the three-panel consensus read of biopsies at baseline to ensure consistency between baseline and end of treatment biopsy reading methods. This three-panel consensus read was instituted after receipt of data from the expansion cohort of the Phase 1b/2a trial (cohort 7) to address biopsy reading variability and increase the likelihood of showing the true benefit of pegozafermin while maintaining adequate study power. Prior to this change, biopsy entry criteria for ENLIVEN was based on a single reader.

We reported topline data from ENLIVEN in March 2023. The 44 mg every-two-week and the 30 mg weekly dose groups both met, with high statistical significance, both of the primary histology endpoints per FDA guidance on endpoints for accelerated approval in non-cirrhotic NASH patients. The 44 mg every-two-week and the 30 mg weekly dose groups both demonstrated at least one-stage fibrosis improvement without worsening of NASH (27% and 26%, respectively) at 3.5 times the placebo rate (7%), as reflected in Figure 5 below.

Figure 5: Fibrosis Improvement Without Worsening of NASH at Week 24



As seen in Figure 6 below, the 44 mg every-two-week and the 30 mg weekly dose groups both demonstrated NASH resolution without worsening of fibrosis of 26% and 23%, respectively, which is between 12 to 14 times the placebo rate (2%).

Figure 6: NASH Resolution Without Worsening of Fibrosis at Week 24



These dose groups also demonstrated statistically significant and clinically meaningful improvements in liver fat, non-invasive markers of liver fibrosis and inflammation as well as meaningful improvements in other metabolic and lipid markers. Pegozafermin was generally well tolerated with a favorable safety profile consistent with prior studies. Across dose groups, the most common adverse events (AEs) were Grade 1 or 2 gastrointestinal events (diarrhea, nausea and increased appetite), most of which were mild to moderate in nature. No clinically relevant or statistically significant effects on DEXA scans, bone biomarkers or vital signs were noted. No drug-induced liver injury, tremor or hypersensitivity reactions were reported.

The ENLIVEN study also included 14 biopsy-confirmed NASH patients with compensated cirrhosis (F4 patients) who were not part of the primary analysis but continued in the study. 12 of these 14 patients underwent a follow-up biopsy at week 24. In a descriptive analysis of these data, five out of 11 pegozafermin-treated patients experienced at least one-stage improvement in liver fibrosis with no worsening of NASH by week 24 compared with zero out of 1 patient on placebo. An additional two pegozafermin-treated patients experienced at least one-stage improvement in liver fibrosis with no worsening of ballooning or inflammation.

Results from the ENLIVEN trial were published in the New England Journal of Medicine and simultaneously presented in a late-breaking oral session at the European Association for the Study of the Liver Congress. Additional data included in these publications showed that treatment with pegozafermin resulted in significant benefit across several key sub populations of NASH patients, and adding pegozafermin to patients taking GLP-1 therapies improved key NASH measures.

Long-term Data from ENLIVEN Phase 2b Trial

In November 2023, we announced positive topline data from the blinded extension phase of our Phase 2b ENLIVEN trial evaluating treatment with pegozafermin in patients with NASH. At week 48, both the 44 mg every-two-week and 30 mg weekly dose groups demonstrated statistically significant improvements across key markers of liver health. The benefits observed at week 48 were consistent with the results observed at week 24, indicating sustained benefits over time.

ENLIVEN Extension Data

Patients in ENLIVEN continued in a blinded extension phase for an additional 24 weeks (the "Extension Phase") past the primary endpoint at week 24 (the "Main Study"), for a total treatment period of 48 weeks. A subset of patients in the placebo arm of the Main Study (n=19) were re-randomized to receive 30 mg of pegozafermin weekly during the Extension Phase. The efficacy endpoints assessed in the Extension Phase included liver fat, non-invasive markers of fibrosis and inflammation, and metabolic markers. Per the protocol, these patients did not undergo biopsies at week 48.

Figure 7. Extension Phase Data at Week 48: Liver Non-Invasive Tests (NITs) Results [marker of]

		Pegozafermin	
	Placebo	30mg QW	44mg Q2W
F2-F3 Patients	(n=35)[1,2]	(n=50)[2]	(n=45)[2]
MRI-PDFF [liver fat] [4]	-11%	-60%**	-47%*
ALT [liver injury/inflammation][3]	-11%	-42%***	-35%**
AST [liver injury/inflammation][3]	-4%	-39%***	-36%***
ELF score [liver fibrosis][3]	+0.1	-0.3**	-0.4***
Pro-C3 [collagen deposition][3]	+5%	-15%***	-14%***
VCTE (kPa) [liver stiffness][4]	-0.8	-2.9*	-1.3
FAST [liver fibrosis][3]	-4%	-59%***	-51%***

***p<0.001, **p<0.01, *p<0.05 versus placebo. [1]Dataset excludes 19 placebo patients who were re-randomized to pegozafermin 30mg QW in the Extension Phase. [2] Extension data at week 48 represents patients who entered the blinded Extension Phase. [3] Least Square (LS) mean change from baseline. [4] Median change from baseline.

Patients on Background GLP-1 Therapy:

Consistent with results observed in the Main Study, patients on background GLP-1 therapy who received pegozafermin continued to derive a greater benefit on markers of liver fibrosis, liver injury/inflammation, liver fat and lipids, compared to patients who continued GLP-1 therapy in the placebo group. Patients entering ENLIVEN on background GLP-1 therapies were required to have been on a stable regimen for at least six months.

Figure 8. Extension Phase Data at Week 48: Patients on Background GLP-1, Liver NITs and Lipids Results [marker of]

	Placebo (n=12)	Pegozafermin[3] (n=26)
MRI-PDFF [liver fat][2]	-34%	-53%
ALT [liver injury/inflammation][1]	-15%	-44%
AST [liver injury/inflammation] [1]	-11%	-42%
ELF score [liver fibrosis] [1]	0	-0.5
Pro-C3 [collagen deposition][1]	-9%	-19%
VCTE (kPa) [liver stiffness][2]	-3.2	-2.2
FAST [liver fibrosis] [1]	-43%	-52%
Triglycerides [lipids][2]	-12%	-22%
LDL-C [lipids][2]	-5%	-14%

[1] LS mean change from baseline. [2] Median change from baseline. [3] Patients dosed with pegozafermin 30mg QW or 44mg Q2W.

Compensated Cirrhosis (F4) Patients:

Biopsy-confirmed compensated cirrhosis F4 patients who had previously demonstrated histological response and improvement across NITs at week 24 continued to demonstrate robust and sustained improvements in non-invasive measures at week 48.

Figure 9. Extension Phase Data at Week 48: F4 Patients, Liver NITs Results [marker of]

	Pegozafermin[3] (n=12)
ALT [liver injury/inflammation][1]	-58%
AST [liver injury/inflammation][1]	-38%
ELF score [liver fibrosis][1]	-0.5
Pro-C3 [collagen deposition][1]	-20%
VCTE (kPa) [liver stiffness][2]	-1.1
FAST [liver fibrosis][1]	-42%

[1] LS mean change from baseline. [2] Median change from baseline. [3] Patients dosed with pegozafermin 15mg QW, 30mg QW or 44mg Q2W.

Patients Re-randomized from Placebo to Pegozafermin:

The patients re-randomized to receive 30 mg weekly during the Extension Phase demonstrated robust improvements in NITs of liver fibrosis, liver injury/inflammation and liver fat following 24 weeks of treatment with pegozafermin after experiencing minimal to no change during the first 24 weeks on placebo. Patients in the re-randomized group served as their own control.

Pegozafermin continued to demonstrate a favorable safety and tolerability profile at week 48, consistent with previously reported data. The most common treatment-emergent adverse events were Grade 1 or 2 gastrointestinal events. Incidence rates of adverse events remained generally stable between week 24 and week 48 with no new patients on pegozafermin reporting diarrhea or nausea during the Extension Phase. At week 48, no clinically meaningful or statistically significant changes in bone mineral density or bone biomarkers were observed relative to placebo. No clinically meaningful or statistically significant changes in blood pressure or heart rate were observed relative to placebo.

Regulatory Update on Phase 3 Program

In December 2023, we announced a successful end-of-Phase 2 meeting with the FDA, supporting the advancement of pegozafermin into a Phase 3 program in NASH. The program will include two Phase 3 trials evaluating patients with NASH. ENLIGHTEN-Cirrhosis is expected to enroll patients with compensated cirrhosis (F4) and ENLIGHTEN-Fibrosis is expected to enroll patients with fibrosis stage F2-F3.

The planned ENLIGHTEN program will be comprised of two randomized, double-blinded, placebo-controlled Phase 3 trials, evaluating the efficacy and safety of pegozafermin in patients with NASH. ENLIGHTEN-Fibrosis and ENLIGHTEN-Cirrhosis are expected to initiate in the first quarter and the second quarter of 2024, respectively. In November 2023, we received initial scientific advice from the EMA, which generally aligned with the feedback from the FDA.

ENLIGHTEN-Cirrhosis

- ENLIGHTEN-Cirrhosis is expected to enroll patients with compensated F4 NASH. The trial will evaluate the efficacy and safety of pegozafermin administered 30 mg weekly.

    - Histology Portion: The primary endpoint will be regression of fibrosis from F4 to an earlier stage of fibrosis. This endpoint is planned to be assessed at 24 months, with the potential to assess it earlier based on the evolving clinical and regulatory landscape. This primary endpoint is intended to support a filing for accelerated approval in the United States and conditional approval in Europe in F4 patients.

    - Outcome Portion: Patients will continue to be treated in a blinded extension phase through clinical outcome events that are expected to be predominantly decompensation events. Alignment with the FDA on modified definitions of some of these events could allow the trial to reach the final number of events more quickly and therefore accelerate the timeline to trial readout. Positive results would support full approval in F4 patients and will also serve as confirmatory full approval in F2-F3 patients.

ENLIGHTEN-Fibrosis

- ENLIGHTEN-Fibrosis is expected to enroll patients with F2-F3 NASH. The trial will evaluate the efficacy and safety of pegozafermin administered 30 mg weekly and 44 mg every-two-weeks.

  - Histology Portion: The co-primary endpoints will be a one-point improvement in fibrosis with no worsening of NASH and NASH resolution with no worsening of fibrosis. These endpoints will be assessed at week 52 and are intended to support a filing for accelerated approval in the United States and conditional approval in Europe in F2-F3 patients.

  - Outcome Portion: Patients will continue to be treated in a blinded extension phase to measure clinical outcomes to support full approval in F2-F3 patients. The clinical outcome events are expected to be primarily due to progression to cirrhosis.

Both ENLIGHTEN-Fibrosis and ENLIGHTEN-Cirrhosis are expected to enroll a significant proportion of patients on stable doses of GLP-1 based therapies and data from these patients in the trials will evaluate the expected incremental benefit of adding pegozafermin to these therapies. Both trials will employ the three-panel consensus biopsy reading methodology, which was successfully utilized in the ENLIVEN trial, for both baseline and primary endpoint biopsy reads. Patients will self-administer pegozafermin using the planned commercial liquid formulation delivered as a single subcutaneous injection.

Pegozafermin Clinical Development in SHTG

In June 2022, we reported positive topline results from the ENTRIGUE Phase 2 trial of pegozafermin in SHTG patients. ENTRIGUE was a randomized, double-blind, placebo-controlled trial that enrolled a total of 85 SHTG patients either on stable background therapy (55% - statin/statin combos, and/or prescription fish oil, and/or fibrates) or not on any background therapy treated weekly (9 mg, 18 mg or 27 mg) or every-two-weeks (36 mg) with pegozafermin or placebo over an eight-week treatment period. The trial enrolled an advanced population of patients with high risk of cardiovascular disease as evidenced by mean baseline values of treated patients with TGs of 733 mg/dL, non-HDL-C of 211 mg/dL, 43.5% with HbA1c $\geq$ 6.5%, and liver fat content of 20.1%. The primary endpoint was the percentage change in fasting triglyceride levels from baseline.

As shown in Figure 10 below, results demonstrated statistically significant reductions in median triglycerides from baseline across all dose groups treated with pegozafermin compared to placebo after 8 weeks. Additionally, as shown in Figure 11 below, results were consistent in patients not on background therapy or on background therapy (consistent results on statins or statin combos, prescription fish oils, and fibrates) and across various subgroups, including those with the greatest disease burden, such as Type 2 diabetes and baseline TG levels $\geq$ 750 mg/dL.

Figure 10: Median Percent Change in Triglycerides from Baseline at Week 8

Dosing group	Median TG reduction
Placebo (n=18)	-12%
9 mg QW (n=16)	-57%***
18 mg QW (n=17)	-56%***
27 mg QW (n=18)	-63%***
36 mg Q2W (n=16)	-36%*

* $p<0.05$; *** $p<0.001$ versus placebo based on Wilcoxon Rank-Sum Test

Figure 11: Median Percent Change in Triglycerides from Baseline at Week 8

Dosing group	Patients on background therapy[1]	Patients not on background therapy
Placebo	-18%	5%
9 mg QW	-59%	-50%
18 mg QW	-56%	-59%
27 mg QW	-68%	-62%
36 mg Q2W	-45%	-21%

1. Background therapy defined as concomitant lipid modifying therapy

Patients on background therapy: placebo (n=11), 9 mg QW (n=8), 18 mg QW (n=9), 27 mg QW (n=10), 36 mg Q2W (n=8)
Patients not on background therapy: placebo (n=6), 9 mg QW (n=8), 18 mg QW (n=8), 27 mg QW (n=6), 36 mg Q2W (n=8)

Responder analysis on primary endpoint of TG reduction demonstrated:

- A significantly higher proportion of patients reached the initial treatment goal of reducing TG < 500 mg/dL on pooled pegozafermin vs. placebo (80% vs. 29%; $p < 0.001$).

- Treatment with 27 mg QW resulted in a significantly higher proportion of patients achieving TG normalization (< 150 mg/dL) vs. placebo (31% vs. 0%; $p < 0.05$) and

- Greater proportion of patients achieved significant TG reduction of $\geq$ 50% from baseline vs. placebo (75% vs. 6%; $p < 0.001$).

Pegozafermin treatment also resulted in significant improvements compared to placebo (mean percent change from baseline) and clinically meaningful changes on an absolute basis in non-HDL-C and apo B that are key markers of cardiovascular risk (absolute change from baseline of 55 mg/dL and 22 mg/dL in non-HDL-C and apo B respectively with 27 mg QW dose). As shown in Figure 12 below, patients treated across all doses with pegozafermin also demonstrated an improvement in HDL-C and no change in LDL-C vs. placebo.

Figure 12: Mean Percent Change in non-HDL-C and apo B from Baseline at Week 8

Dosing group	non-HDL-C	apo B
Placebo	-3%	-1%
9 mg QW	-14%	-11%
18 mg QW	-22%**	-14%*
27 mg QW	-29%***	-18%**
36 mg Q2W	-9%	-1%

* $p < 0.05$; ** $p < 0.01$; *** $p < 0.001$ versus placebo based on MMRM analysis

Pegozafermin treatment resulted in a mean relative reduction in liver fat from baseline at week 8 across all dose groups versus placebo in the sub-study of patients with MRI-PDFF. The results are summarized in Figure 13 below.

Figure 13: Mean Relative Reduction in Liver Fat vs. Baseline at Week 8 in Sub-study

Dosing group	MRI-PDFF
Placebo (n=6)	-5%
9 mg QW (n=3)	-55%*
18 mg QW (n=5)	-38%
27 mg QW (n=7)	-44%
36 mg Q2W (n=2)	-37%

* $p < 0.05$ versus placebo based on ANCOVA analysis

- A significant proportion of patients responded to therapy with up to 88% and 41% of treated patients vs. 0% of placebo patients achieving a $\geq$ 30% or a $\geq$ 50% reduction in liver fat versus baseline, respectively.

- Results also demonstrated a significant reduction in liver enzymes and an improvement in glycemic control markers in pegozafermin treated patients.

Pegozafermin continues to be generally well tolerated with a favorable safety profile across doses consistent with prior studies. In ENTRIGUE, the most commonly reported treatment-related adverse events were nausea, diarrhea and injection site reactions, all which were classified as mild or moderate. No tremors or transaminase elevation adverse events were observed. There were no drug-related serious adverse events and two Grade 2 treatment-related discontinuations.

In 2022, we received feedback from the FDA supporting the advancement of pegozafermin into Phase 3 for the treatment of SHTG. The FDA agreed with the proposed primary endpoint of reduction in triglycerides from baseline without the need for a clinical outcome study. The FDA also agreed to the proposed doses and proposed

secondary endpoints and were generally aligned with other trial parameters. Since SHTG is a common, chronic condition and pegozafermin is a novel investigational biologic therapy, and SHTG could be the first indication for pegozafermin, the agency recommended conducting two Phase 3 trials in SHTG, each of one year duration as part of the efficacy and safety database required to support the registration package. In December 2023, we announced a successful end-of-Phase 2 meeting with the FDA for the NASH program, supporting the advancement of pegozafermin into Phase 3 in NASH and two Phase 3 trials are planned to initiate in 2024. We plan to meet with the FDA in 2024 to revisit discussions regarding the registration package requirements for SHTG.

In May 2023, we initiated the first of two recommended Phase 3 trials in SHTG, ENTRUST. ENTRUST is a randomized, double-blind, placebo-controlled global trial that is planned to enroll up to 360 SHTG patients randomized in a 3:3:2 ratio of pegozafermin (30 mg, 20 mg or placebo) given once weekly ("QW") by subcutaneous injection for 52 weeks. The primary endpoint is the percent change from baseline in fasting triglycerides at week 26 compared to placebo. Secondary endpoints include the assessment of liver fat measured by magnetic resonance imaging proton density fat fraction (MRI-PDFF), non-high-density lipoprotein cholesterol (non-HDL-C), high-density lipoprotein cholesterol (HDL-C), apolipoprotein B (apo-B), very low-density lipoprotein cholesterol (VLDL-C), HbA1c for those with baseline ≥ 6.5%, and total cholesterol (TC) at week 26 compared to placebo. We expect to report topline results from our Phase 3 ENTRUST trial in 2025. The trial design is shown in Figure 14 below.

Figure 14: ENTRUST Trial Design



Phase 3 ENTRUST Trial Design
52 WEEKS
SCREENING
RANDOMIZATION
Placebo QW (n=90)
Pegozafermin 20mg QW (n=135)
Pegozafermin 30mg QW (n=135)
SAFETY FOLLOW-UP
Week 26
Week 52
Primary analysis
EOT (End of treatment)
KEY INCLUSION CRITERIA
TG ≥500mg/dL and ≤2,000mg/dL
Stable background lipid modifying therapy*
PRIMARY ENDPOINT
Percent change from baseline in fasting TGs at Week 26 vs. placebo
KEY SECONDARY ENDPOINTS
Liver fat by MRI-PDFF, Various lipids, HbA1c at Week 26 vs. placebo, TGs at Week 52 vs. placebo

Agreements with Teva

Agreements Relating to FGF21 Program

In April 2018, we entered into an Asset Transfer and License Agreement (the "FGF21 Agreement") with Teva Pharmaceutical Industries Ltd ("Teva"), under which we acquired certain patents, intellectual property and other assets relating to Teva's glycoPEGylated FGF21 program. Under this agreement, Teva also granted a perpetual, non-exclusive (but exclusive as to pegozafermin), non-transferable, worldwide license to patents and know-how related to glycoPEGylation technology for use in the research, development, manufacture and commercialization of the compound pegozafermin and products containing pegozafermin. In addition, we entered into a Sublicense Agreement with ratiopharm (the "ratiopharm Sublicense"), under which we were granted a perpetual, exclusive, worldwide sublicense to patents and know-how related to glycoPEGylation technology used in the development, manufacture and commercialization of pegozafermin and products containing pegozafermin.

Under the FGF21 Agreement, we are obligated to use commercially reasonable efforts to develop and commercialize pegozafermin in each of the United States and five major European countries. We have the right to sublicense all rights licensed to us by Teva under the FGF21 Agreement.

Pursuant to the FGF21 Agreement and the FASN Agreement (as defined and described below), we paid Teva a nonrefundable upfront payment of $6.0 million. In addition, under each agreement, we are required to pay Teva $2.5 million upon the achievement of a specified clinical development milestone, and additional payments totaling up to $65.0 million upon achievement of certain commercial milestones. In the fourth quarter of 2023, we made a $2.5 million milestone payment to Teva under the FGF21 Agreement following the achievement of a clinical development milestone related to our ENTRUST clinical trial in SHTG. We are also obligated to pay Teva tiered royalties at percentages in the low-to-mid single-digits on worldwide net sales of products containing pegozafermin. Our royalty obligations will terminate, on a product-by-product and country-by-country basis, at the later of: (1) the date of expiration of the last to expire valid claim in the assigned patents that covers pegozafermin in such country, (2) the expiration of data or regulatory exclusivity for pegozafermin in such country and (3) 10 years from the first commercial sale of pegozafermin in such country. We are not required to make any payments to ratiopharm pursuant to the ratiopharm Sublicense.

The term of the FGF21 Agreement will continue, on a product-by-product and country-by-country basis, until the royalty term with respect to pegozafermin in such country expires. The ratiopharm Sublicense will continue until terminated in accordance with its terms. We may terminate the FGF21 Agreement and the ratiopharm Sublicense for any reason. Either party may terminate the FGF21 Agreement for cause for the other party's uncured material breach. ratiopharm may terminate the ratiopharm Sublicense for certain material breaches by us. Either party may terminate the FGF21 Agreement or the ratiopharm Sublicense in the event of bankruptcy of the other party. Teva may terminate the FGF21 Agreement if we challenge the validity of any patent licensed to us under the FGF21 Agreement. Termination of the FGF21 Agreement or the ratiopharm Sublicense will impact our rights under the intellectual property licensed to us by Teva and ratiopharm, respectively, but will not affect our rights under the assets assigned to us.

FASN Agreements

In April 2018, we entered into an Asset Transfer and License Agreement with Teva under which we acquired from Teva patents, intellectual property and other assets relating to Teva's development program of small molecule inhibitors of FASN (the "FASN Agreement"). Under the FASN Agreement we are obligated to use commercially reasonable efforts to develop and commercialize FASN in the United States and five major European countries. We have the right to sublicense all rights licensed to us by Teva under the FASN Agreement.

Pursuant to the FASN Agreement and the FGF21 Agreement (as described above), we paid Teva a nonrefundable upfront payment of $6.0 million. In addition, under each agreement, we are required to pay Teva $2.5 million upon the achievement of a specified clinical development milestone, and additional payments totaling up to $65.0 million upon achievement of certain commercial milestones. We are also obligated to pay Teva tiered royalties at percentages in the low-to-mid single-digits on worldwide net sales of products arising from the FASN program. Our royalty obligations will terminate, on a product-by-product and country-by-country basis, at the later of: (1) the date of expiration of the last to expire valid claim in the assigned patents that covers FASN in such country, (2) the expiration of data or regulatory exclusivity for such product arising from the FASN program in such country and (3) 10 years from the first commercial sale of a product arising from the FASN program in such country. To date, no milestone or royalty payments have been made under the FASN Agreement.

The term of the FASN Agreement will continue, on a product-by-product and country-by-country basis, until the royalty term with respect to the product arising from the FASN program in such country expires. We may terminate the FASN Agreement for any reason. Either party may terminate the agreement for cause for the other party's uncured material breach, or in the event of bankruptcy of the other party.

Government Regulation and Product Approval

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics, such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

In the United States, biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal, state, local, and foreign statutes and regulations. The process of obtaining regulatory approvals and the subsequence compliance with appropriate federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or following approval may subject an applicant to administrative action and judicial sanctions. Generally, this process involves completing pre-clinical laboratory studies before the FDA will allow human clinical trials to commence. We are then required to complete human clinical trials to demonstrate that a product candidate is safe and effective. Following the completion of these clinical trials, we are required to prepare and submit a biologics license application ("BLA"), which presents the FDA with detailed clinical and safety data, as well as manufacturing data. As part of the review of a BLA, the FDA may inspect manufacturing facilities to assure the facilities, methods and controls are adequate to preserve the biological product's continued safety, purity and potency, and may also inspect selected clinical investigation sites to assess compliance with current Good Clinical Practices ("cGCP"). This process takes many years from inception through filing of a BLA application and the likelihood of success is highly uncertain.

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate, we must submit an investigational new drug ("IND") application to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on a partial or full clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial. Submission of an IND may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with cGCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Furthermore, an institutional review board ("IRB") for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

- *Phase 1*—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

- *Phase 2*—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

- ***Phase 3***—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

Concurrent with clinical trials, companies must finalize a process for manufacturing the product in commercial quantities in accordance with current good manufacturing practices ("cGMP") requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval or licensure, including that the study was conducted in accordance with Good Clinical Practice ("GCP"), including review and approval by an independent ethics committee and use of proper procedures for obtaining informed consent from subjects, and the FDA is able to validate the data from the study through an onsite inspection if the FDA deems such inspection necessary. The GCP requirements encompass both ethical and data integrity standards for clinical studies.

BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The submission of a BLA requires payment of a substantial application user fee to FDA, unless a waiver or exemption applies.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. Once a BLA has been accepted for filing, the FDA's goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may be extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product's continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts necessary inspections, the FDA may either issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe deficiencies that the FDA has identified in the BLA. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy ("REMS") to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require, or companies may voluntarily pursue, one or more Phase 4 post-market studies and surveillance to further assess and monitor the product's safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Programs for Serious Conditions

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs and biologics to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval. These programs can significantly reduce the time it takes for the FDA to review a BLA, but they do not guarantee that a product will receive FDA approval. Even if a product qualifies initially, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review will not be shortened. The Consolidated Appropriations Act 2023 strengthens the FDA's authority to require and regulate post-approval studies of accelerated approval drugs and to expedite the rescission of accelerated approval based on these post-approval studies.

A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022, the FDA may require, as appropriate, that such studies be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Post-Approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon companies and third-party manufacturers. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program, among other potential consequences.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

Biosimilars and Reference Product Exclusivity

The Patient Protection and Affordable Care Act, as amended (collectively, the "Affordable Care Act") includes a provision called the Biologics Price Competition and Innovation Act of 2009 ("BPCIA"), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies, and a clinical study or studies.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitted under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant's favor of a lawsuit challenging the biologics' patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

As discussed below, the Inflation Reduction Act of 2022 ("IRA") is a significant new law that intends to foster generic and biosimilar competition and to lower drug and biologic costs.

Patent Term Restoration

Some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Hatch-Waxman Amendments"). The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Thus, for each approved product, we may apply for restoration of patent term for one of our related owned or licensed patents to add patent life beyond the original expiration date, depending on the expected length of the clinical studies and other factors involved in the filing of the relevant BLA.

Other U.S. Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the federal Anti-Kickback Statute ("AKS"), the federal False Claims Act ("FCA"), the Health Insurance Portability and Accountability Act ("HIPAA") and similar foreign, federal and state fraud, abuse and transparency laws.

The federal AKS prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting or receiving any remuneration, to induce or in return for either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program. The term remuneration has been interpreted broadly to include anything of value. The AKS has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers and purchasers on the other. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the AKS. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The federal false claims laws, including the FCA, which imposes significant penalties and can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of federal government funds, including federal healthcare programs, such as Medicare and Medicaid. Pharmaceutical and other healthcare companies have been prosecuted under these laws for engaging in a variety of different types of conduct that caused the submission of false claims to federal healthcare programs. Under the AKS, for example, a claim resulting from a violation of the AKS is deemed to be a false or fraudulent claim for purposes of the FCA. The FCA imposes mandatory treble damages and per-violation civil penalties up to approximately $25,000.

HIPAA created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, including private third-party payors, and making false statements relating to healthcare matters. A person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate the statute in order to have committed a violation.

Also, many states have similar, and typically more prohibitive, fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

The U.S. federal Physician Payments Sunshine Act requires certain manufacturers of drugs and biologics covered by Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to annually report to the Centers for Medicare & Medicaid Services ("CMS") information related to payments or other transfers of value made to various healthcare professionals including physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, certified nurse-midwives and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is a difficult and costly endeavor. If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other current or future governmental regulations that apply to us, we may be subject to significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private "qui tam" actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Data Privacy and Security

Numerous state, federal and foreign laws, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations, govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. Entities that are found to be in violation of HIPAA or other laws may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations. Further, entities that knowingly obtain, use, or disclose certain individually identifiable health information in an improper fashion may be subject to criminal penalties.

In the United States, at the federal level, the regulations promulgated under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH Act"), impose data privacy, security and data breach reporting obligations with respect to protected health information ("PHI") on covered entities—which include health plans, healthcare clearinghouses and certain healthcare providers—and business associates—which include persons or entities that perform certain functions or activities that involve the use or disclosure of PHI on behalf of, or in connection with providing a service for, a covered entity.

These requirements imposed by HIPAA and the HITECH Act on covered entities and business associates include, entering into agreements that require business associates protect PHI provided by the covered entity against improper use or disclosure, among other things; following certain standards for the privacy of PHI, which limit the disclosure of a patient's past, present, or future physical or mental health or condition or information about a patient's receipt of healthcare if the information identifies, or could reasonably be used to identify, the individual; ensuring the confidentiality, integrity, and availability of all PHI created, received, maintained, or transmitted in electronic form, to identify and protect against reasonably anticipated threats or impermissible uses or disclosures to the security and integrity of such PHI; and reporting of breaches of PHI to individuals and regulators.

Significant civil and criminal fines and other penalties may be imposed for violating HIPAA. A covered entity or business associate is also liable for civil money penalties for a violation that is based on an act or omission of any of its agents, which may include a downstream business associate, as determined according to the federal common law of agency. HITECH also increased the civil and criminal penalties applicable to covered entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys' fees and costs associated with pursuing federal civil actions. To the extent that we submit electronic healthcare claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA and HITECH, payments to us may be delayed or denied.

There are also a number of U.S. state privacy laws, such as the California Consumer Privacy Act of 2018 ("CCPA"), as amended by the California Privacy Rights Act of 2020 ("CPRA"), that govern the privacy and security of personal information in certain circumstances. The CCPA/CPRA applies to personal data of consumers, business representatives, and employees, and imposes obligations on certain businesses that do business in California, including to provide specific disclosures in privacy notices, rights to California residents in relation to their personal information. Health information falls under the CCPA/CPRA's definition of personal information where it identifies, relates to, describes, or is reasonably capable of being associated with or could reasonably be linked with a particular consumer or household—unless it is subject to HIPAA—and is included under a new category of personal information, "sensitive personal information," which is offered greater protection. Some of these laws and regulations impose different, and in certain instances, more stringent requirements than HIPAA. Failing to comply with these laws and regulations can result in significant civil and/or criminal penalties, as well as exposure to private litigation, all of which can result in financial and reputational risks.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. In the United States and in foreign markets, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, private health insurers and other organizations. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance.

Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Decreases in third-party reimbursement for any product or a decision by a third-party not to cover a product could reduce physician usage and patient demand for the product.

Decisions regarding whether to cover any of our product candidates, if approved, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Recently, the U.S. government passed the IRA, which authorizes the U.S. Department of Health and Human Services to negotiate prices of certain drugs with participating manufacturers in federal healthcare programs. The IRA provides CMS with significant new authorities intended to curb drug costs and to encourage market competition. For the first time, CMS will be able to directly negotiate prescription drug prices and to cap out-of-pocket costs. Each year, CMS will select and negotiate a preset number of high-spend drugs and biologics that are covered under Medicare Part B and Part D that do not have generic or biosimilar competition. These price negotiations began in 2023. The IRA also provides a new "inflation rebate" covering Medicare patients that took effect in 2023 and is intended to counter certain price increases in prescriptions drugs. The inflation rebate provision will require drug manufacturers to pay a rebate to the federal government if the price for a drug or biologic under Medicare Part B and Part D increases faster than the rate of inflation. To support biosimilar competition, beginning in October 2022, qualifying biosimilars whose average sales price ("ASP") is less than the ASP of its biologic reference product may receive a Medicare Part B payment increase for a period of five years. Separately, if a biologic drug for which no biosimilar exists delays a biosimilar's market entry beyond two years, CMS will be authorized to subject the biologics manufacturer to price negotiations intended to ensure fair competition. Notwithstanding these provisions, the IRA's impact on commercialization and competition remains largely uncertain.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, the Affordable Care Act has substantially changed healthcare financing and delivery by both governmental and private insurers. The Affordable Care Act and its implementing regulations, among other things, revised the methodology for calculating rebates for covered outpatient drugs and certain biologics owed by manufacturers to the state and federal government under the Medicaid Drug Rebate Program, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and expanded programs designed to test innovative payment models, service delivery models, or value-based arrangements, and fund comparative effectiveness research.

We anticipate that the Affordable Care Act will continue to result in additional downward pressure on coverage and the price that we receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

In addition, further legislation or regulation could be passed that could harm our business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted.

Notwithstanding the IRA, continued legislative and enforcement interest exist in the United States with respect to specialty drug pricing practices. Specifically, we expect regulators to continue pushing for transparency to drug pricing, reducing the cost of prescription drugs under Medicare, reviewing the relationship between pricing and manufacturer patient programs, and reforming government program reimbursement methodologies for drugs.

Drug and Biologic Development Process in the European Union

The conduct of clinical trials in the EU is governed by the EU Clinical Trials Regulation (EU) No. 536/2014 ("CTR") which entered into force on January 31, 2022. Under the CTR, a sponsor will be able to submit a single application for approval of a clinical trial through a centralized EU clinical trials portal. One national regulatory authority (the reporting EU member state proposed by the applicant) will take the lead in validating and evaluating the application consult and coordinate with the other concerned member states. If an application is rejected, it may be amended and resubmitted through the EU clinical trials portal. If an approval is issued, the sponsor may start the clinical trial in all concerned member states. However, a concerned EU member state may in limited circumstances declare an "opt-out" from an approval and prevent the clinical trial from being conducted in such member state. The CTR also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU Database.

National laws, regulations and the applicable cGCP and Good Laboratory Practice standards must also be respected during the conduct of the trials, including the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use guidelines on Good Clinical Practice and the ethical principles that have their origin in the Declaration of Helsinki.

During the development of a medicinal product, the EMA and national regulators within the EU provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Committee for Medicinal Products for Human Use ("CHMP") on the recommendation of the Scientific Advice Working Party. A fee is incurred with each scientific advice procedure, but is significantly reduced for designated orphan medicines. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future Marketing Authorization Application ("MAA") of the product concerned.

Drug Marketing Authorization in the European Union

In the EU and in Iceland, Norway and Liechtenstein (together the European Economic Area or "EEA"), after completion of all required clinical testing, pharmaceutical products may only be placed on the market after obtaining a Marketing Authorization ("MA"). To obtain an MA of a drug under European Union regulatory systems, an applicant can submit an MAA through, amongst others, a centralized or decentralized procedure.

The centralized procedure provides for the grant of a single MA by the European Commission ("EC") that is valid for all EU Member States and, after respective national implementing decisions, in the three additional EEA Member States. The centralized procedure is compulsory for specific medicinal products, including for medicines developed by means of certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products and medicinal products with a new active substance indicated for the treatment of certain diseases (AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases). For medicinal products containing a new active substance not yet authorized in the EEA before May 20, 2004 and indicated for the treatment of other diseases, medicinal products that constitute significant therapeutic, scientific or technical innovations or for which the grant of a MA through the centralized procedure would be in the interest of public health at EU level, an applicant may voluntarily submit an application for a marketing authorization through the centralized procedure.

Under the centralized procedure, the CHMP, established at the EMA, is responsible for conducting the initial assessment of a drug. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure, the timeframe for the evaluation of an MAA by the EMA's CHMP is, in principle, 210 days from receipt of a valid MAA. However, this timeline excludes clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP, so the overall process typically takes a year or more, unless the application is eligible for an accelerated assessment. Accelerated assessment might be granted by the CHMP in exceptional cases when a medicinal product is expected to be of major public health interest, particularly from the point of view of therapeutic innovation. On request, the CHMP can reduce the time frame to 150 days if the applicant provides sufficient justification for an accelerated assessment. The CHMP will provide a positive opinion regarding the application only if it meets certain quality, safety and efficacy requirements. However, the EC has final authority for granting the MA within 67 days after receipt of the CHMP opinion.

The decentralized procedure permits companies to file identical MA applications for a medicinal product to the competent authorities in various EU Member States simultaneously if such medicinal product has not received marketing approval in any EU Member State before. This procedure is available for pharmaceutical products not falling within the mandatory scope of the centralized procedure. The competent authority of a single EU Member State, known as the reference EU Member State, is appointed to review the application and provide an assessment report. Under this procedure, an applicant submits an application based on identical dossiers and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference EU Member State and concerned EU Member States. The reference EU Member State prepares a draft assessment report and drafts of the related materials within 120 days after receipt of a valid application. Subsequently each concerned EU Member State must decide whether to approve the assessment report and related materials. If an EU Member State cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the EC, whose decision is binding for all EU Member States.

All new MAAs must include a Risk Management Plan ("RMP"), describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. RMPs are continually modified and updated throughout the lifetime of the medicine as new information becomes available. New RMPs are required to be submitted (i) at the request of EMA or a national competent authority, or (ii) whenever the risk-management system is modified, especially as the result of new information being received that may lead to a significant change to the benefit-risk profile or as a result of an important pharmacovigilance or risk-minimization milestone being reached. The regulatory authorities may also impose specific obligations as a condition of the MA. Since October 20, 2023, all RMPs for centrally authorized products are published by the EMA subject to only limited redactions.

MAs have an initial duration of five years. After these five years, the authorization may subsequently be renewed on the basis of a reevaluation of the risk-benefit balance. Once renewed, the MA is valid for an unlimited period unless the EC or the national competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with only one additional five-year renewal. Applications for renewal must be made to the EMA at least nine months before the five-year period expires.

Data and Market Exclusivity in the European Union

As in the United States, it may be possible to obtain a period of market and/-or data exclusivity in the EU that would have the effect of postponing the entry into the marketplace of a competitor's generic, hybrid or biosimilar product (even if the pharmaceutical product has already received a MA) and prohibiting another applicant from relying on the MA holder's pharmacological, toxicological and clinical data in support of another MA for the purposes of submitting an application, obtaining MA or placing the product on the market. New Chemical Entities ("NCE") approved in the EU qualify for eight years of data exclusivity and 10 years of marketing exclusivity.

An additional non-cumulative one-year period of marketing exclusivity is possible if during the data exclusivity period (the first eight years of the 10-year marketing exclusivity period), the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies.

The data exclusivity period begins on the date of the product's first MA in the EU. After eight years, a generic product application may be submitted and generic companies may rely on the MA holder's data. However, a generic product cannot launch until two years later (or a total of 10 years after the first MA in the EU of the innovator product), or three years later (or a total of 11 years after the first MA in the EU of the innovator product) if the MA holder obtains MA for a new indication with significant clinical benefit within the eight-year data exclusivity period. Additionally, another noncumulative one-year period of data exclusivity can be added to the eight years of data exclusivity where an application is made for a new indication for a well-established substance, provided that significant pre-clinical or clinical studies were carried out in relation to the new indication. Another year of data exclusivity may be added to the eight years, where a change of classification of a pharmaceutical product has been authorized on the basis of significant pre-trial tests or clinical trials (when examining an application by another applicant for or holder of market authorization for a change of classification of the same substance the competent authority will not refer to the results of those tests or trials for one year after the initial change was authorized).

Products may not be granted data exclusivity since there is no guarantee that a product will be considered by the European Union's regulatory authorities to include a NCE. Even if a compound is considered to be a NCE and the MA applicant is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the medicinal product if such company can complete a full MAA with their own complete database of pharmaceutical tests, preclinical studies and clinical trials and obtain MA of its product.

On April 26, 2023, the EC submitted a proposal for the reform of the European pharmaceutical legislation. The current draft envisages a shortening of the periods of data exclusivity, however, there is currently neither a final version of this draft nor a date for its entry into force.

European Data Laws

The collection and use of personal health data and other personal data in the EU is governed by the provisions of the European General Data Protection Regulation (EU) 2016/679 ("GDPR") and related data protection laws in individual EU Member States.

The GDPR imposes a number of strict obligations and restrictions on the ability to process (processing includes collecting, analyzing and transferring) personal data of individuals, in particular with respect to health data from clinical trials and adverse event reporting. The GDPR includes requirements relating to the legal basis of the processing (such as consent of the individuals to whom the personal data relates), the information provided to the individuals prior to processing their personal data, the notification obligations to the national data protection authorities, and the security and confidentiality of the personal data. EU Member States may also impose additional requirements in relation to health, genetic and biometric data through their national legislation.

In addition, the GDPR imposes specific restrictions on the transfer of personal data to countries outside of the EEA that are not considered by the EC to provide an adequate level of data protection. Appropriate safeguards are required to enable such transfers. Among the appropriate safeguards that can be used, the data exporter may use the standard contractual clauses ("SCCs"). When relying on SCCs, the data exporters are also required to conduct a transfer risk assessment to verify if anything in the law and/or practices of the third country may impinge on the effectiveness of the SCCs in the context of the transfer at stake and, if so, to identify and adopt supplementary measures that are necessary to bring the level of protection of the data transferred to the EU standard of essential equivalence. Where no supplementary measure is suitable, the data exporter should avoid, suspend or terminate the transfer. On June 18, 2021, the European Data Protection Board adopted recommendations to assist data exporters with such assessment and their duty to identify and implement supplementary measures where they are needed to ensure compliance with the EU level of protection to the personal data they transfer to third countries. With regard to the transfer of personal data from the EEA to the United States, on July 10, 2023, the EC adopted its adequacy decision for the EU-US Data Privacy Framework. On the basis of the new adequacy decision, personal data can flow from the EEA to U.S. companies participating in the framework.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States may result in significant monetary fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater, other administrative penalties and a number of criminal offenses (punishable by uncapped fines) for organizations and, in certain cases, their directors and officers, as well as civil liability claims from individuals whose personal data was processed. Data protection authorities from the different EU Member States may still implement certain variations, enforce the GDPR and national data protection laws differently, and introduce additional national regulations and guidelines, which adds to the complexity of processing personal data in the EU. Guidance developed at both the EU level and at the national level in individual EU Member States concerning implementation and compliance practices are often updated or otherwise revised.

Furthermore, there is a growing trend towards the required public disclosure of clinical trial data in the EU, which adds to the complexity of obligations relating to processing health data from clinical trials. Such public disclosure obligations are provided in the new EU CTR, EMA disclosure initiatives and voluntary commitments by industry. Failing to comply with these obligations could lead to government enforcement actions and significant penalties against us, harm to our reputation, and adversely impact our business and operating results. The uncertainty regarding the interplay between different regulatory frameworks, such as the CTR and the GDPR, further adds to the complexity that we face with regard to data protection regulation.

Additional Regulation

In addition to the foregoing, local, state and federal laws, including in the United States and Israel, regarding such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous or biohazardous substances, we could be liable for damages, environmental remediation, and/or governmental fines. We believe that we are in material compliance with applicable environmental laws and occupational health and safety laws that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations. We may incur significant costs to comply with such laws and regulations now or in the future.

Competition

The biopharmaceutical industry is intensely competitive and subject to rapid innovation and significant technological advancements. We believe the key competitive factors that will affect the development and commercial success of pegozafermin and any future product candidates are efficacy, safety and tolerability profile, reliability, convenience of dosing, price, the level of generic competition and reimbursement. Our competitors include multinational pharmaceutical companies, specialized biotechnology companies, universities and other research institutions. A number of biotechnology and pharmaceutical companies are pursuing the development or marketing of pharmaceuticals that target the same diseases that we are targeting. Smaller or earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Given the high incidence of NASH, it is likely that the number of companies seeking to develop products and therapies for the treatment of liver and cardio-metabolic diseases, such as NASH, will increase.

If pegozafermin is approved for the treatment of NASH, future competition could also arise from select products currently in development, including, but not limited to: Firsocostat/GS-0976, an ACC inhibitor, and Cilofexor/GS-9674, an FXR agonist, from Gilead Sciences, Inc.; Ervogastat/PF-06865571, a DGAT2 inhibitor, and Clesacostat/PF-05221304, an ACC inhibitor from Pfizer Inc.; Resmetirom, a beta-thyroid hormone receptor agonist from Madrigal Pharmaceuticals, Inc.; VK2809, a beta-thyroid hormone receptor agonist from Viking Therapeutics, Inc.; Denifanstat, a selective FASN inhibitor from Sagimet Biosciences Inc.; Efruxifermin, a FGF21 analog from Akero Therapeutics, Inc.; Belapectin, a Galectin-3 inhibitor from Galectin Therapeutics Inc.; Semaglutide, a GLP-1 receptor agonist from Novo Nordisk A/S; Pemvidutide/ALT-801, a dual GLP-1/glucagon agonist from Altimmune; Tirzepatide, a dual GIP/GLP-1 receptor agonist from Eli Lilly and Company; Survodutide, a glucagon/GLP-1 receptor dual agonist from Boehringer Ingelheim; Retatrutide/LY3437943, an agonist of the glucose-dependent insulinotropic polypeptide, glucagon-like peptide 1, and glucagon receptors from Eli Lilly and Company; Efinopegdutide, a dual GLP-1/glucagon receptor agonist, from Merck; Lanifibranor, a PPAR alpha/delta/gamma agonist from Inventiva; NNC0194-0499, an FGF21 analog from Novo Nordisk; and BOS-580, an FGF21 analog from Boston Pharmaceuticals.

If pegozafermin is approved for the treatment of SHTG, we would face competition from currently approved and marketed products, including, but not limited to, statins, fibrates, Vascepa (Pure EPA), and Lovaza (EPA and DHA), as well as generic products. Further competition could arise from products currently in development, including: Olezarsen/AKCEA-APOCIII-LRx, an APOC3 inhibitor from Ionis; Evinacumab, an Anti-ANGPTL3 from Regeneron Pharmaceuticals, Inc.; and plozasiran, an ApoC-III inhibitor from Arrowhead Pharmaceuticals, Inc.

Many of our competitors have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market technologically superior products. In addition, many of these competitors have significantly longer operating histories and greater experience than we have in undertaking nonclinical studies and human clinical trials of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic products. Many of our competitors have established distribution channels for the commercialization of their products, whereas we have no such channel or capabilities. In addition, many competitors have greater name recognition and more extensive collaborative relationships. As a result, our competitors may obtain regulatory approval of their products more rapidly than we do or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidate or any future product candidates. Our competitors may also develop and succeed in obtaining approval for drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than our products and these competitors may also be more successful than we are in manufacturing and marketing their products. If we are unable to compete effectively against these companies, then we may not be able to commercialize our product candidate or any future product candidates or achieve a competitive position in the market. This would adversely affect our ability to generate revenue. Our competitors also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and enrolling patients for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Manufacturing and Supply

We do not own or operate manufacturing facilities for the production of pegozafermin, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely, and expect to continue to rely, on third parties for the manufacturing of our product candidates for preclinical and clinical testing, as well as for commercial manufacturing if pegozafermin or any future product candidate receives marketing approval.

Pegozafermin drug substance is manufactured by fermentation of a recombinant strain of the bacterium E. coli. Product accumulates as insoluble particles (inclusion bodies) within the cells and is recovered by cell disruption, followed by solubilization of the inclusion bodies, protein refolding and purification with two chromatographic separation columns. Purified material is glycoPEGylated in a 2-step enzymatic reaction where a 20kDa linear glycoPEG moiety is attached to the protein through GalNAc and Sialic Acid linkers.

GlycoPEGylated protein is purified with two chromatographic columns to yield product with target quality attributes. Purified glycoPEGylated protein is concentrated and then formulated to a target concentration with formulation buffer as drug product.

Northway Biotechpharma ("BTPH") is currently our sole source supplier for pegozafermin. Any reduction or halt in supply of drug substance from BTPH could limit our ability to develop pegozafermin until a replacement contract manufacturer is found and qualified. We are working with BTPH and a second CMO, BiBo Biopharma Engineering Co., Ltd. ("BiBo"), on process optimization to support large-scale production for future trials and commercialization.

We have successfully developed two refrigerated liquid formulations. These formulations are approved by the FDA and are currently in use in our trials. In addition, we have entered into a contract with two commercial fill vendors. We may in the future develop an autoinjector to deliver the liquid formulations.

Manufacturing Development Agreements

In May 2018, we entered into a master services agreement with BTPH, under which BTPH agreed to provide us certain services, including development, manufacturing, and storing of pegozafermin, under statements of work for such services to be agreed by the parties from time to time. In February 2023, we entered into a similar agreement with BiBo for larger commercial scale manufacturing.

Sales and Marketing

We currently have no marketing, sales or distribution capabilities. In order to commercialize any products that are approved for commercial sale, we must either develop a sales and marketing infrastructure or collaborate with third parties that have sales and marketing experience.

We may elect to establish our own sales force to market and sell a product for which we obtain regulatory approval if we expect that the geographic market for a product we develop on our own is limited or that the prescriptions for the product will be written principally by a relatively small number of physicians. If we decide to market and sell any products ourselves, we do not expect to establish direct sales capability until shortly before the products are approved for commercial sale.

We plan to seek third-party support from established pharmaceutical and biotechnology companies for those products that would benefit from the promotional support of a large sales and marketing force. In these cases, we might seek to promote our products in collaboration with marketing partners or rely on relationships with one or more companies with large established sales forces and distribution systems.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To protect our intellectual property rights, we rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements. Our intellectual property is critical to our business and we strive to protect it through a variety of approaches, including by obtaining and maintaining patent protection in the United States and internationally for our product candidates, novel biological discoveries, new targets and applications, and other inventions that are important to our business. For our product candidates, we generally intend to pursue patent protection covering compositions of matter, methods of making and methods of use. As we continue the development of our product candidates, we plan to identify additional means of obtaining patent protection that would potentially enhance commercial success, including pursuit of claims directed to new therapeutic indications.

FGF21 Patents

Our FGF21 patent portfolio includes eight families:

The first family is entitled "Remodeling and GlycoPEGylation of Fibroblast Growth Factor (FGF)". This patent family provides granted patent protection in 39 countries around the globe, including the United States (U.S. Patent Number 9,200,049, expiry date: June 25, 2028; and U.S. Patent Number 10,874,714, expiry date: October 10, 2028), Canada, Europe (broadly), and Japan (latter three expire October 31, 2025) for FGF21 conjugates comprising a variety of modifying groups that can be attached at several different amino acid positions. GlycoPEGylated FGF21 is specifically claimed. The granted claims broadly protect our lead drug candidate pegozafermin and pharmaceutical compositions thereof, as well as methods for making and using pegozafermin to treat FGF21 deficiency in a patient in need thereof.

The second family is entitled "Mutant FGF-21 Peptide Conjugate and Uses Thereof" and is specifically directed to pegozafermin. The Patent Cooperation Treaty ("PCT") Patent Application for this family was filed on September 4, 2018 (PCT/IB2018/00112). A U.S. Prioritized Examination Continuation Patent Application (Application Serial No. 16/225,640) was filed on December 19, 2018 as a continuation of PCT/IB2018/0112 and from which U.S. Patent Number 10,407,479 was issued on September 10, 2019. The term of the U.S. Patent Number 10,407,479 is September 4, 2038. The issued claims are directed to pegozafermin and a defined genus specifically encompassing pegozafermin and compositions thereof (including site-specific mutations at positions 173 and 176), as well as methods for making and using pegozafermin for a variety of therapeutic indications. Such indications include methods for treating NASH or metabolic syndrome. Subjects where there is a need to reduce blood glucose or to reduce HbA1C include those afflicted with diabetes Type 2, NASH and metabolic syndrome. The claims encompass different therapeutic regimens for administering pegozafermin (e.g., once a week or once every two weeks), which regimens are based on pegozafermin's long half-life in vivo. This patent family provides granted patent protection of pegozafermin in 24 ex-United States jurisdictions around the globe: Australia, Canada, China, Europe (broadly), Israel, Japan, Korea and Hong Kong (expiry date: September 4, 2038). One U.S. Patent Application and one China Patent Application are pending in this family.

The third family is entitled "Methods Of Treatment Using Mutant FGF-21 Peptide Conjugates". This patent family provides granted patent protection in the United States with claims directed to dosage regimen for treating NASH (U.S. Patent Number 11,427,623). The term of the U.S. Patent Number 11,427,623 is September 4, 2038. One U.S. Patent Application is pending in this family.

The fourth family is entitled "Methods for promoting weight loss". A PCT application was filed January 29, 2021 (PCT/IB2021/000044) with claims directed towards method to reduce total body weight, body fat content and/or BMI. A United States National phase application was filed July 20, 2022 and is pending.

The fifth family is entitled "Liquid Formulations Comprising Mutant FGF-21 Peptide Pegylated Conjugates" with claims directed to on stable liquid formulation of FGF21. A PCT Patent Application for this family was filed on March 10, 2022. A U.S. Prioritized Examination Patent Application was filed on March 10, 2022 and U.S. Patent Number 11,596,669 was issued on March 7, 2023. The term of the U.S. Patent Number 11,596,669 is March 10, 2042. The issued claims are directed to pegozafermin liquid formulations. One U.S. patent application is pending. This patent family also includes six patent applications in ex-United States jurisdictions (Australia, Canada, China, Europe, Israel and Japan). We will continue to file patent applications to cover various formulations of FGF21.

The sixth family is entitled "Chemical Synthesis of Cytidine-5'-Monophospho-N-Glycyl-Sialic Acid" with claims directed to the chemical synthesis of Cytidine-5'-Monophospho-N-Glycyl-Sialic Acid. A PCT Patent Application was filed on December 20, 2022. A corresponding patent application is pending with the European Patent Office.

The seventh family is entitled "Composition and Method of Treatment for Severe Hypertriglyceridemia." A PCT Patent Application and a U.S. Patent Application were filed June 23, 2023.

The eighth family is entitled "Methods of Treatment of NASH Using Mutant FGF-21 Peptide Conjugates." A PCT Patent Application was filed August 24, 2023.

We expect to continue to file patent applications to cover method of treating different indications.

FASN Patents

Our FASN patent portfolio currently consists of three patent families, including patents and/or patent applications in the United States, the European Patent Convention, Canada, Mexico, Israel, China and Japan.

The first patent family, directed to TEV-48317, which we acquired from Teva under the FASN Agreement, and other 1,4-substituted piperidine-based FASN inhibitors, is currently protected by four granted U.S. patents that cover these compounds, pharmaceutical compositions comprising these compounds, and/or methods of treating FASN-mediated disorders using these compounds. The non-extended term for these patents would expire on June 17, 2036. A pending U.S. application has also been filed. The first patent family also includes fourteen foreign patents. The second patent family is directed to other 1,4-substituted piperidine-based FASN inhibitors, pharmaceutical compositions, and methods of treating FASN-mediated disorders. The second patent family includes two granted U.S. patents, one U.S. patent application, and eleven foreign patents. The third patent family is directed to spiropiperidine FASN inhibitors, pharmaceutical compositions containing these compounds, and methods of treating FASN-mediated disorders using these compounds. The third patent family includes two granted U.S. patents, one U.S. patent application, three foreign patents, and two pending foreign patent applications.

Human Capital Management

As of December 31, 2023, we had 70 full-time employees, of which 52 employees are engaged in research and development activities. 62 of our full-time employees are located in the United States, including at our facilities in San Francisco, California, and 8 of our full-time employees are located outside of the United States. We consider our relationship with our employees to be good. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective bargaining arrangements.

We track and report internally on key talent metrics including workforce demographics, diversity data (reported voluntarily) and the status of open positions. We value equality, inclusion and diversity in the workforce. Many diverse groups are represented among our employees and we strive to expand that representation. We work diligently to ensure that our norms, practices, and policies are equitable. We regularly and anonymously survey employees to fully understand their experience and use the data in our efforts towards inclusivity. As of December 31, 2023, approximately 63% of our employees identify as female. We strive to interview diverse candidates for our open positions.

Attracting, developing and retaining talented employees to support the growth of our business is an integral part of our human capital strategy and critical to our long-term success. We continue to seek additions to our staff, although the competition in our industry and in the San Francisco area, where our headquarters is located, is significant. The principal purpose of our equity incentive and annual bonus programs is to attract, retain and motivate personnel through the granting of stock-based compensation awards and cash-based performance bonus awards. As a biopharmaceutical company, we recognize the importance of access to high quality healthcare and as such we cover 90% of our employees' monthly healthcare premiums. We offer a package of competitive employee benefits, including 401(k) plan matching contributions and an employee stock purchase plan.

We have a performance appraisal process in which managers provide regular feedback to assist with the success and development of our employees. We also invest in the growth and development of our employees through various training and opportunities that enable employees to be more effective in their roles.

We believe our management team has the experience necessary to effectively execute our strategy to achieve our corporate goals. A large majority of our employees have obtained degrees in their professions.

Corporate Information

We were incorporated in January 2018 in Israel under the name 89Bio Ltd. 89bio, Inc., the registrant whose name appears on the cover page of this Annual Report on Form 10-K, was incorporated in June 2019 for the purpose of an internal reorganization transaction. In September 2019, all of the equity holders of 89Bio Ltd. exchanged 100% of the equity of 89Bio Ltd. for 100% of the equity of 89bio, Inc. Following this exchange, 89Bio Ltd. became a wholly owned subsidiary of 89bio, Inc.

Our principal executive offices are located at 142 Sansome Street, San Francisco, California 94104 and our telephone number is (415) 432-9270. Our website is *www.89bio.com*. Information contained on or accessible through our website is not a part of this Annual Report on Form 10-K, and the inclusion of our website address in this Annual Report on Form 10-K is an inactive textual reference only.

We file electronically with the Securities and Exchange Commission ("SEC") our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We make available on our website at *www.89bio.com*, under "Investors," free of charge, copies of these reports as soon as reasonably practicable after filing or furnishing these reports with the SEC.

Emerging Growth Company and Smaller Reporting Company Status

Prior to December 31, 2023, we were an "emerging growth company", as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012, and we were eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, less extensive disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation, and exemptions from stockholder approval of any golden parachute payments not previously approved.

Effective December 31, 2023, the Company exited its emerging growth company status and met the definition of a large accelerated filer, as defined under Rule 12b-2 of the Exchange Act. Therefore, we are required to comply with new or revised financial accounting standards as of the effective dates applicable to public companies that are not emerging growth companies. This change in filer status did not have a material impact on our financial statements. In accordance with SEC rules, we are availing ourselves of the exemptions from disclosure requirements, including certain of the reduced and scaled disclosure obligations, that are available to smaller reporting companies. However, beginning with our Quarterly Report on Form 10-Q for the quarter ending March 31, 2024, we will no longer be permitted to take advantage of the reduced reporting requirements applicable to smaller reporting companies.

Item 1A. Risk Factors.

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before deciding whether to make an investment decision with respect to shares of our common stock. You should also refer to the other information contained in this Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes. Our business, financial condition, results of operations and prospects could be materially and adversely affected by any of these risks or uncertainties. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment. We caution you that the risks, uncertainties and other factors referred to below and elsewhere in this Annual Report on Form 10-K may not contain all of the risks, uncertainties and other factors that may affect our future results and operations. Moreover, new risks will emerge from time to time. It is not possible for our management to predict all risks.

Risk Factor Summary

Investing in our common stock involves significant risks. You should carefully consider the risks described below before making a decision to invest in our common stock. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations, or prospects could be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the risks we face.

- We are a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale. We have incurred net losses since our inception, we expect to incur significant and increasing operating losses and we may never be profitable. Our stock is a highly speculative investment.

- Our business depends on the success of pegozafermin, our only product candidate under clinical development, which has not completed a pivotal trial. If we are unable to obtain regulatory approval for and successfully commercialize pegozafermin or other future product candidates, or we experience significant delays in doing so, our business will be materially harmed.

- Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and the results of prior preclinical or clinical trials are not necessarily predictive of our future results.

- We will require substantial additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of pegozafermin or develop new product candidates.

- If we experience delays in clinical testing, our commercial prospects will be adversely affected, our costs may increase and our business may be harmed.

- If we encounter difficulties in enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

- We have relied on, and expect to continue to rely on, third-party manufacturers and vendors to produce and release pegozafermin or any future product candidates. Any failure by a third-party to produce and release acceptable product candidates for us pursuant to our specifications and regulatory standards may delay or impair our ability to initiate or complete our clinical trials, obtain and maintain regulatory approvals or commercialize approved products.

- Pegozafermin and any future product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or limit the commercial profile of an approved label.

- We are developing pegozafermin for the treatment of NASH, an indication for which there are no approved products, and the treatment of SHTG. The requirements for approval of pegozafermin by the FDA and comparable foreign regulatory authorities may be difficult to predict and may change over time, which makes it difficult to predict the timing and costs of the clinical development.

- Lack of efficacy, adverse events or undesirable side effects may emerge in clinical trials conducted by third parties developing FGF product candidates, which could adversely affect our stock price, our ability to attract additional capital and our development program.

- Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

- The manufacture of biologic products is complex and we are subject to many manufacturing risks, any of which could substantially increase our costs and limit supply of our products.

- We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than us.

- Unstable market and economic conditions, inflation, increases in interest rates, natural disasters, public health crises such as the COVID-19 pandemic, political crises, geopolitical events, such as the crisis in Ukraine and Israel, or other macroeconomic conditions, may have serious adverse consequences on our business and financial condition.

- Our 2023 Loan Agreement contains certain covenants that could adversely affect our operations and, if an event of default were to occur, we could be forced to repay any outstanding indebtedness sooner than planned and possibly at a time when we do not have sufficient capital to meet this obligation.

- Pegozafermin has not received regulatory approval. If we are unable to obtain regulatory approvals to market pegozafermin or any future product candidates, our business will be adversely affected.

- Our success depends upon our ability to obtain and maintain intellectual property protection for our products and technologies.

- We rely on a license from Teva and a sublicense from ratiopharm to patents and know-how related to glycoPEGylation technology that are used in the development, manufacture and commercialization of pegozafermin. Any termination or loss of significant rights, including the right to glycoPEGylation technology, or breach, under these agreements or any future license agreement related to our product candidates, would materially and adversely affect our ability to continue the development and commercialization of the related product candidates.

Risks Related to Our Business and Industry

We are a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale. We have incurred net losses since our inception, we expect to incur significant and increasing operating losses and we may never be profitable. Our stock is a highly speculative investment.

We are a clinical-stage biopharmaceutical company with a limited operating history that may make it difficult to evaluate the success of our business to date and to assess our future viability. We commenced operations in 2018, and to date, our operations have been focused on organizing and staffing our company, raising capital, acquiring our initial product candidate, pegozafermin and licensing certain related technology, conducting research and development activities, including preclinical studies and clinical trials, and providing general and administrative support for these operations. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect and/or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale, we have not generated any revenue from product sales to date and we continue to incur significant research and development and other expenses related to our ongoing operations. We have limited experience as a company conducting clinical trials and no experience as a company commercializing any products.

Pegozafermin is in development and, to date, we have not generated any revenue from the licensing or commercialization of pegozafermin. We will not be able to generate product revenue unless and until pegozafermin or any future product candidate, alone or with future partners, successfully completes clinical trials, receives regulatory approval and is successfully commercialized. As pegozafermin is in development, we do not expect to receive revenue from it for a number of years, if ever. Although we may seek to obtain revenue from collaboration or licensing agreements with third parties, we currently have no such agreements that could provide us with material, ongoing future revenue and we may never enter into any such agreements.

We are not profitable and have incurred net losses since our inception. Consequently, predictions about our future success or viability may not be as accurate as they would be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products. We have spent, and expect to continue to spend, significant resources to fund research and development of, and seek regulatory approvals for, pegozafermin and any future product candidates. We expect to incur substantial and increasing operating losses over the next several years as our research and development, clinical trials and manufacturing activities increase. In addition, because of the numerous risks and uncertainties associated with pharmaceutical product development, including that our product candidates may not advance or may take longer than expected to advance through development or may not achieve the endpoints of applicable clinical trials, we are unable to predict the timing or amount of increased expenses, or if or when we will achieve or maintain profitability. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. The net losses we incur may fluctuate significantly from quarter-to-quarter such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Even if we eventually generate product revenue, we may never be profitable and, if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our business depends on the success of pegozafermin, our only product candidate under clinical development, which has not completed a pivotal trial. If we are unable to obtain regulatory approval for and successfully commercialize pegozafermin or other future product candidates, or we experience significant delays in doing so, our business will be materially harmed.

The primary focus of our product development is pegozafermin for the treatment of patients with NASH and the treatment of patients with SHTG. Currently, pegozafermin is our only product candidate under clinical development. This may make an investment in our company riskier than similar companies that have multiple product candidates in active development and that therefore may be able to better sustain a failure of a lead candidate. Successful continued development and ultimate regulatory approval of pegozafermin for the treatment of NASH or SHTG is critical to the future success of our business. We have invested, and will continue to invest, a significant portion of our time and financial resources in the clinical development of pegozafermin. If we cannot successfully develop, obtain regulatory approval for and commercialize pegozafermin, we may not be able to continue our operations. The future regulatory and commercial success of pegozafermin is subject to a number of risks, including that, if approved for NASH or SHTG, pegozafermin will likely compete with products that may reach approval for the treatment of NASH prior to pegozafermin, products that are currently approved for the treatment of SHTG and the off-label use of currently marketed products for NASH and SHTG.

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and the results of prior preclinical or clinical trials are not necessarily predictive of our future results.

Pegozafermin and any future product candidates will be subject to rigorous and extensive clinical trials and extensive regulatory approval processes implemented by the FDA and comparable foreign regulatory authorities before obtaining marketing approval from these regulatory authorities. The drug development and approval process is lengthy and expensive, and approval is never certain. Investigational new drugs, such as pegozafermin, may not prove to be safe and effective in clinical trials. We have limited direct experience as a company in conducting pivotal trials required to obtain regulatory approval and we expect that the Phase 3 trials we are conducting will be more expansive and complex than the trials we have conducted to date. We may be unable to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of participants, procure sufficient drug supply or begin or successfully complete clinical trials in a timely fashion, if at all. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We may be unable to design and execute a clinical trial to support regulatory approval. Even if an ongoing clinical trial is successful, it may be insufficient to demonstrate that pegozafermin is safe or effective for registration purposes.

There is a high failure rate for drugs and biologic products proceeding through clinical trials. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of pegozafermin or any future product candidate may not be predictive of the results of later-stage clinical studies or trials and the results of studies or trials in one set of patients or line of treatment may not be predictive of those obtained in another. In fact, many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical studies and earlier stage clinical trials. In addition, data obtained from preclinical and clinical activities is subject to varying interpretations, which may delay, limit or prevent regulatory approval. It is impossible to predict when or if pegozafermin or any future product candidate will prove effective or safe in humans or will receive regulatory approval. Owing in part to the complexity of biological pathways, pegozafermin or any future product candidate may not demonstrate in patients the biochemical and pharmacological properties we anticipate based on laboratory studies or earlier stage clinical trials, and they may interact with human biological systems or other drugs in unforeseen, ineffective or harmful ways. The number of patients exposed to product candidates and the average exposure time in the clinical development programs may be inadequate to detect rare adverse events or findings that may only be detected once a product candidate is administered to more patients and for greater periods of time. To date, our Phase 1a, Phase 1b/2a and Phase 2 clinical trials have involved small patient populations and, because of the small sample size in such trials, the results of those clinical trials may be subject to substantial variability, including the inherent variability associated with biopsies in NASH patients, and may not be indicative of either future interim results or final results in future trials of patients with liver or cardio-metabolic diseases. If we are unable to successfully demonstrate the safety and efficacy of pegozafermin or other future product candidates and receive the necessary regulatory approvals, our business will be materially harmed.

We will require substantial additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of pegozafermin or develop new product candidates.

As a clinical-stage biopharmaceutical company, our operations have consumed significant amounts of cash since our inception. We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we conduct clinical trials of and seek regulatory approval for pegozafermin. We believe our existing cash, cash equivalents and marketable securities will be sufficient to fund our projected operating requirements for a period of at least one year from the date this Annual Report on Form 10-K is filed with the SEC.

We will require additional capital to discover, develop, obtain regulatory approval for and commercialize pegozafermin and any future product candidates. Our ability to complete new and ongoing clinical trials for pegozafermin may be subject to our ability to raise additional capital. We do not have any committed external source of funds other than as a result of any sales that we may make pursuant to the Sales Agreement for our ATM Facility (defined above) and proceeds from our 2023 Loan Agreement, which are subject to the achievement of certain milestones and/or consent of the lenders. We may also receive additional funds from the exercise of outstanding warrants. We expect to finance future cash needs through public or private equity or debt offerings or product collaborations. Additional capital may not be available in sufficient amounts or on reasonable terms, if at all. The current market environment for small biotechnology companies, like 89bio, and broader macroeconomic factors may preclude us from successfully raising additional capital.

If we do not raise additional capital, we may not be able to expand our operations or otherwise capitalize on our business opportunities, our business and financial condition will be negatively impacted and we may need to: significantly delay, scale back or discontinue research and discovery efforts and the development or commercialization of any product candidates or cease operations altogether; seek strategic alliances for research and development programs when we otherwise would not, or at an earlier stage than we would otherwise desire or on terms less favorable than might otherwise be available; or relinquish, or license on unfavorable terms, our rights to technologies or any product candidates that we otherwise would seek to develop or commercialize ourselves.

In addition, if pegozafermin receives approval and is commercialized, we will be required to make milestone and royalty payments to Teva, from whom we acquired certain patents and intellectual property rights relating to pegozafermin, and from whom we licensed patents and know-how related to glycoPEGylation technology that is used in the manufacture of pegozafermin. For additional information regarding this license agreement, please see Note 5 to our consolidated financial statements appearing under Part II, Item 8 of this Annual Report.

If we experience delays in clinical testing, our commercial prospects will be adversely affected, our costs may increase and our business may be harmed.

We cannot guarantee that we will be able to initiate and complete clinical trials and successfully accomplish all required regulatory activities or other activities necessary to gain approval and commercialize pegozafermin or any future product candidates. We currently have two active investigational new drug ("IND") applications with the FDA in the United States for pegozafermin. In the future, we may file an additional IND with another division for any future indications or future product candidates. If any such future IND is not approved by the FDA, our clinical development timeline may be negatively impacted and any future clinical programs may be delayed or terminated. As a result, we may be unable to obtain regulatory approvals or successfully commercialize our products. We do not know whether any other clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize pegozafermin and any future product candidates or allow our competitors to bring products to market before we do, which would impair our ability to successfully commercialize pegozafermin or any future product candidates and may harm our business, results of operations and prospects. Our or our future collaborators' inability to timely complete clinical development could result in additional costs to us as well as impair our ability to generate product revenue, continue development, commercialize pegozafermin and any future product candidates, reach sales milestone payments and receive royalties on product sales. In addition, if we make changes to a product candidate including, for example, a new formulation, we may need to conduct additional nonclinical studies or clinical trials to bridge or demonstrate the comparability of our modified product candidate to earlier versions, which could delay our clinical development plan or marketing approval for pegozafermin and any future product candidates.

If we encounter difficulties in enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials largely depends on patient enrollment. We may encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our future clinical trials, and even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials. Furthermore, there are inherent difficulties in diagnosing NASH, which can currently only be definitively diagnosed through a liver biopsy, and identifying SHTG patients. Specifically, identifying patients most likely to meet NASH enrollment criteria on biopsy is an ongoing challenge, with existing clinical indicators lacking both sensitivity and specificity. As a result, NASH trials often suffer from high levels of screen failure following central review of the baseline liver biopsy, which can lead to lower enrollment. In addition, we do not have experience enrolling patients with cirrhosis and such enrollment make take longer than we expect. As a result of such difficulties and the significant competition for recruiting NASH and SHTG patients in clinical trials, we or our future collaborators may be unable to enroll the patients we need to complete clinical trials on a timely basis, or at all. In addition, our competitors, some of whom have significantly greater resources than we do, are conducting clinical trials for the same indications and seek to enroll patients in their studies that may otherwise be eligible for our clinical studies or trials. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which could further reduce the number of patients who are available for our clinical trials in these sites. Further, in the event one of our competitors receives regulatory approval for their product candidate before we do, we may have difficulty enrolling patients if they choose to take an approved drug, rather than enroll in a clinical trial. Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Even if we are able to enroll a sufficient number of patients in our clinical studies or trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of our clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of pegozafermin and any future product candidates. We plan to leverage the safety database from the SHTG Phase 3 program across both the SHTG and NASH indications. If we are not able enroll enough patients in our trials sufficient to support the safety database, our ability to advance the development of pegozafermin may be adversely affected.

We have relied on, and expect to continue to rely on, third-party manufacturers and vendors to produce and release pegozafermin or any future product candidates. Any failure by a third-party to produce and release acceptable product candidates for us pursuant to our specifications and regulatory standards may delay or impair our ability to initiate or complete our clinical trials, obtain and maintain regulatory approvals or commercialize approved products.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. As a result, we currently rely, and expect to rely for the foreseeable future, on third-party manufacturers to supply us with pegozafermin and any future product candidates. We currently have a sole source relationship with BTPH pursuant to which they supply us with pegozafermin. If there should be any disruption in our supply arrangement with BTPH, including any adverse events affecting BTPH, it could have a negative effect on the clinical development of pegozafermin and other operations while we work to identify and qualify an alternate supply source. In addition, we will require large quantities of pegozafermin for large clinical trials and to commercialize pegozafermin. Our current manufacturer may not be able to produce the larger quantities required for Phase 3 studies. We have identified a manufacturing partner for commercial-scale manufacturing, however, we cannot guarantee that such partner will be able to scale up and produce the quantities we would require to commercialize pegozafermin.

We do not have a long-term supply agreement with any third-party manufacturer and there is no guarantee that our third-party manufacturers will be able to fulfill our supply needs. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufacture product candidates or products ourselves. For example, if any of our third-party manufacturers or vendors, including our fill-finish vendor, are not able to fulfill their supply or manufacturing obligations in a timely manner, our clinical trials may be delayed. In addition, if we do not maintain our key manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities in a timely manner or at all, which could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us, and there could be a substantial delay before new facilities could be qualified and registered with the FDA and other comparable foreign regulatory authorities.

We have begun producing certain of the reagents required for the glycoPEGylation at BTPH using the know-how transferred to us from Teva under our Reagent Supply and Technology Transfer Agreement. We have not completed the manufacturing process for all these reagents and cannot guarantee that we will be able to produce them successfully, or scale up our production for the quantities needed for commercialization.

Any significant delay in the acquisition or decrease in the availability of these raw materials from suppliers could considerably delay the manufacture of pegozafermin, which could adversely impact the timing of any planned trials or the regulatory approvals of pegozafermin.

We rely on third-party vendors for our assay development and testing. If such third-party vendors are unable to successfully produce or test such assays, it may substantially increase our cost or could adversely impact the timing of any planned trials or the regulatory approvals of pegozafermin.

The FDA and other comparable foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and other comparable foreign regulatory authorities also inspect these facilities to confirm compliance with current good manufacturing practices ("cGMP"). We have little to no control regarding the occurrence of third-party manufacturer incidents. Any failure to comply with cGMP requirements or other FDA or comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop pegozafermin or any future product candidates and market our products following approval. Our sole source supplier, BTPH, has not yet manufactured a commercial product, and as a result, has not been subject to inspection by the FDA and other comparable foreign regulatory authorities.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop our product candidates and commercialize any products that receive regulatory approval on a timely basis. Supply chain issues, including those resulting from the ongoing war in Ukraine and the acts of piracy and military unrest in the Red Sea, may affect our third-party vendors and cause delays. Furthermore, since we have engaged a manufacturer located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the legislation or policies of the United States, including the proposed BIOSECURE bill, or Chinese governments, political unrest or unstable economic conditions in China. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. For example, in the event that we need to switch our third-party manufacturer of pegozafermin from BTPH, which is our sole manufacturing source for pegozafermin, we anticipate that the complexity of the glycoPEGylation manufacturing process may materially impact the amount of time it may take to secure a replacement manufacturer. The delays associated with the verification of a new manufacturer, if we are able to identify an alternative source, could negatively affect our ability to develop product candidates in a timely manner or within budget.

Pegozafermin and any future product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or limit the commercial profile of an approved label.

Undesirable side effects caused by pegozafermin or any future product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Additional clinical studies may be required to evaluate the safety profile of pegozafermin or any future product candidates. As with other drugs, we have seen evidence of adverse effects in animal and human studies and it is possible that other adverse effects will become apparent in ongoing or future animal or human studies. It may be difficult to discern whether certain events or symptoms observed during our clinical trials or by patients using our approved products are related to pegozafermin or any future product candidates or approved products or some other factor. As a result, we and our development programs may be negatively affected even if such events or symptoms are ultimately determined to be unlikely related to pegozafermin or any future product candidates or approved products. Further, we expect that pegozafermin will require multiple administrations via subcutaneous injection in the course of a clinical trial. This chronic administration increases the risk that rare adverse events or chance findings are discovered in the commercial setting, where pegozafermin would be administered to more patients or for greater periods of time, that were not uncovered by our clinical drug development programs.

We are developing pegozafermin for the treatment of NASH, an indication for which there are no approved products, and the treatment of SHTG. The requirements for approval of pegozafermin by the FDA and comparable foreign regulatory authorities may be difficult to predict and may change over time, which makes it difficult to predict the timing and costs of the clinical development.

We are developing pegozafermin for the treatment of NASH, an indication for which there are no approved products. Although there are guidelines issued by the FDA for the development of drugs for the treatment of NASH, the development of a novel product candidates such as pegozafermin may be more expensive and take longer than for other, better known or extensively studied product candidates. As other companies are in later stages of clinical trials for their potential NASH therapies, we expect that the path for regulatory approval for NASH therapies may continue to evolve in the near term as these other companies refine their regulatory approval strategies and interact with regulatory authorities. Such evolution may impact our future clinical trial designs, including trial size and endpoints, in ways that we cannot predict today. In particular, regulatory authority expectations about liver biopsy data may evolve especially as more information is published about the inherent variability in liver biopsy data. Certain of our competitors have experienced regulatory setbacks for NASH therapies following communications from the FDA. We currently do not know the impact, if any, that these setbacks could have on the path for regulatory approval for NASH therapies generally or for pegozafermin. In addition, if one of the other companies receives regulatory approval for its NASH therapy before we do, such approval could impact our development of pegozafermin. We may have difficulty enrolling patients in our Phase 3 program for patients with NASH if patients choose to take an approved drug, rather than enroll in a clinical trial. In addition, we expect that the first therapy that is approved for the treatment of NASH will establish initial pricing and labelling expectations, which could impact our pricing and labelling if pegozafermin receives marketing approval.

We are also developing pegozafermin for the treatment of SHTG. Clinical trials for the treatment of SHTG may be relatively costly and time-consuming. In addition, the requirements for approval by the FDA and comparable foreign regulatory authorities may change over time. If the FDA requires additional evidence in addition to our ongoing Phase 3 program in SHTG to support a successful submission for approval, we may be required to make changes to our program design that could impact timelines and cost.

Our anticipated development costs would likely increase if development of pegozafermin or any future product candidate is delayed because we are required by the FDA to perform studies or trials in addition to, or different from, those that we currently anticipate, or make changes to ongoing or future clinical trial designs. In addition, if we are unable to leverage our safety database for both SHTG and NASH indications, we may be required to perform additional trials, which would result in increased costs and may affect the timing or outcome of our clinical trials.

Lack of efficacy, adverse events or undesirable side effects may emerge in clinical trials conducted by third parties developing FGF product candidates, which could adversely affect our stock price, our ability to attract additional capital and our development program.

Lack of efficacy, adverse events or undesirable side effects may emerge in clinical trials conducted by third parties developing FGF product candidates like ours. For example, Novo Nordisk, Akero Therapeutics, Inc. and Boston Pharmaceuticals are also developing FGF21 product candidates for the treatment of NASH. We have no control over their clinical trials or development program, and lack of efficacy, adverse events or undesirable side effects experienced by subjects in their clinical trials could adversely affect our stock price, our ability to attract additional capital and our clinical development plans for pegozafermin or even the viability or prospects of pegozafermin as a product candidate, including by creating a negative perception of FGF therapeutics by healthcare providers or patients.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or topline data from our clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available.

The manufacture of biologic products is complex and we are subject to many manufacturing risks, any of which could substantially increase our costs and limit supply of our products.

To date, pegozafermin has been manufactured by a single third-party manufacturer, BTPH, solely for preclinical studies and clinical trials. The process of manufacturing pegozafermin, and in particular, the glycoPEGylation process, is complex, highly regulated and subject to several risks and requires significant expertise and capital investment, including for the development of advanced manufacturing techniques and process controls. Manufacturers of biologic products often encounter difficulties in production, including difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. We cannot assure you that any stability or other issues relating to the manufacture of pegozafermin will not occur in the future. We have limited process development capabilities and have access only to external manufacturing capabilities. We do not have and we do not currently plan to acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials or commercialization.

We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than us.

The biopharmaceutical industry is intensely competitive and subject to rapid innovation and significant technological advancements. Our competitors include multinational pharmaceutical companies, specialized biotechnology companies, universities and other research institutions. A number of biotechnology and pharmaceutical companies are pursuing the development or marketing of pharmaceuticals that target the same diseases that we are targeting. Certain of these companies have published positive data regarding their clinical trials, which may further increase the competition we face. Smaller or earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Given the high incidence of NASH and SHTG, it is likely that the number of companies seeking to develop products and therapies for the treatment of liver and cardio-metabolic diseases, such as NASH and SHTG, will increase. We may also face competition indirectly from companies developing therapies like the incretins to treat obesity and/or Type 2 diabetes. Some incretin-based therapies are also being developed for the treatment of NASH.

There are numerous currently approved therapies for treating diseases other than NASH and some of these currently approved therapies may exert effects that could be similar to pegozafermin in NASH. Many of these approved drugs are well-established therapies or products and are widely accepted by physicians, patients and third-party payors. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. This may make it difficult for us to differentiate our products from currently approved therapies, which may adversely impact our business strategy. We expect that if pegozafermin or any future product candidates are approved, they will be priced at a significant premium over competitive generic products, including branded generic products. Insurers and other third-party payors may also encourage the use of generic products or specific branded products prior to utilization of pegozafermin. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as pegozafermin or any future product candidates progress through clinical development. In addition, to the extent pegozafermin or any future product candidates are approved for liver or cardio-metabolic indications, such as SHTG, the commercial success of our products will also depend on our ability to demonstrate benefits over the then-prevailing standard of care, including diet, exercise and lifestyle modifications.

Further, if pegozafermin or any future product candidates are approved for the treatment of SHTG, we will compete with currently approved therapies and therapies further along in development. Our competitors both in the United States and abroad include large, well-established pharmaceutical and generic companies with significantly greater name recognition. Our competitors may be able to charge lower prices than we can, which may adversely affect our market acceptance. Many of these competitors have greater resources than we do, including financial, product development, marketing, personnel and other resources.

If our competitors market products that are more effective, safer or cheaper than our products or that reach the market sooner than our products, we may not achieve commercial success. Many of our competitors have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market technologically superior products. As a result, our competitors may obtain regulatory approval of their products more rapidly than we do or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidate or any future product candidates. Our competitors may also develop and succeed in obtaining approval for drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than our products and these competitors may also be more successful than we are in manufacturing and marketing their products.

Unstable market and economic conditions, inflation, increases in interest rates, natural disasters, public health crises such as the COVID-19 pandemic, political crises, geopolitical events, such as the crisis in Ukraine and Israel, or other macroeconomic conditions, may have serious adverse consequences on our business and financial condition.

The global economy, including credit and financial markets, have experienced extreme volatility and disruptions at various points over the last few decades, including, among other things, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates, and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. The Federal Reserve has raised interest rates multiple times in response to concerns about inflation and it may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect consumer spending. Similarly, the ongoing military conflicts between Russia and Ukraine and between Israel and surrounding areas and the rising tensions between China and Taiwan have created extreme volatility in the global capital markets and may have further global economic consequences, including disruptions of the global supply chain. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and share price and could require us to delay or abandon development or commercialization plans. In addition, there is a risk that one or more of our service providers, manufacturers or other partners would not survive or be able to meet their commitments to us under such circumstances, which could directly affect our ability to attain our operating goals on schedule and on budget.

We have experienced and may in the future experience disruptions as a result of such macroeconomic conditions, including delays or difficulties in initiating or expanding clinical trials and manufacturing sufficient quantities of materials. Any one or a combination of these events could have a material and adverse effect on our results of operations and financial condition.

The 2023 Loan Agreement contains certain covenants that could adversely affect our operations and, if an event of default were to occur, we could be forced to repay any outstanding indebtedness sooner than planned and possibly at a time when we do not have sufficient capital to meet this obligation.

Pursuant to the 2023 Loan Agreement, we have pledged substantially all of our assets, other than our intellectual property rights, and have agreed that we may not sell or assign rights to our patents and other intellectual property without the prior consent of our lenders. Additionally, the 2023 Loan Agreement contains certain affirmative and negative covenants that could prevent us from taking certain actions without the consent of our lenders. These covenants may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our stockholders. The 2023 Loan Agreement also includes customary events of default, including, among other things, an event of default upon a change of control. Upon the occurrence and continuation of an event of default, all amounts due under the 2023 Loan Agreement become automatically (in the case of a bankruptcy event of default) or may become (in the case of all other events of default and at the option of the administrative agent), immediately due and payable. If an event of default under the 2023 Loan Agreement should occur and be continuing, we could be required to immediately repay any outstanding indebtedness. If we are unable to repay such debt, the lenders would be able to foreclose on the secured collateral, including our cash accounts, and take other remedies permitted under the 2023 Loan Agreement. Even if we are able to repay such accelerated debt amount under the 2023 Loan Agreement upon an event of default, the repayment of these sums may significantly reduce our working capital and impair our ability to operate as planned.

We may encounter difficulties in managing our growth, which could adversely affect our operations.

We are in the early stages of building the full team that we anticipate we will need to complete the development pegozafermin and other future product candidates. As we advance our preclinical and clinical development programs for product candidates, seek regulatory approval in the United States and elsewhere and increase the number of ongoing product development programs, we anticipate that we will need to increase our product development, scientific and administrative headcount. We will also need to establish commercial capabilities in order to commercialize any product candidates that may be approved. Such an evolution may impact our strategic focus and our deployment and allocation of resources. Our ability to manage our operations and growth effectively depends upon the continual improvement of our procedures, reporting systems and operational, financial and management controls. We may not be able to implement administrative and operational improvements in an efficient or timely manner and may discover deficiencies in existing systems and controls. In addition, in order to continue to meet our obligations as a public company and to support our anticipated long-term growth, we will need to increase our general and administrative capabilities. Our management, personnel and systems may experience difficulty in adjusting to our growth and strategic focus.

We must attract and retain highly skilled employees in order to succeed. If we are not able to retain our current senior management team and our scientific advisors or continue to attract and retain qualified scientific, technical and business personnel, our business will suffer.

We may not be able to attract or retain qualified personnel and consultants due to the intense competition for such individuals in the biotechnology and pharmaceutical industries. If we are not able to attract and retain necessary personnel and consultants to accomplish our business objectives, it may significantly impede the achievement of our development and commercial objectives and our ability to implement our business strategy. In addition, we are highly dependent on the development, regulatory, manufacturing, commercialization and financial expertise of the members of our executive team, as well as other key employees and consultants. If we lose one or more of our executive officers or other key employees or consultants, our ability to implement our business strategy successfully could be seriously harmed.

We rely on third parties for certain aspects of our product candidate development process and we may not be able to obtain and maintain the third-party relationships that are necessary to develop, commercialize and manufacture some or all of our product candidates. If these third parties do not successfully perform and comply with regulatory requirements, we may not be able to successfully complete clinical development, obtain regulatory approval, or commercialize our product candidates and our business could be substantially harmed.

We depend on collaborators, partners, licensees, clinical investigators, contract research organizations, manufacturers and other third parties to support our discovery efforts, to formulate product candidates, to conduct clinical trials for some or all of our product candidates and to manufacture clinical and commercial scale quantities of our drug substance and drug product and expect to depend on these third parties to market, sell and distribute any products we successfully develop. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities and such alternative arrangements may not be available on terms acceptable to us. We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development, marketing approval and/or commercialization of pegozafermin or any future product candidates, producing additional losses and depriving us of potential revenue.

In addition, we have relied upon and plan to continue to rely upon third party contract research organizations ("CROs") to conduct, monitor, and manage preclinical and clinical programs. We rely on these parties for execution of clinical trials, and we manage and control only some aspects of their activities. We remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with all applicable laws, regulations, and guidelines, including those required by the FDA, EMA and comparable foreign regulatory authorities for all of our product candidates in clinical development. If we or any of our CROs or vendors fail to comply with applicable and evolving laws, regulations, and guidelines, the results generated in our clinical trials may be deemed insufficient or unreliable, and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our contract research organizations, CMO, suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, acts of war, medical pandemics or epidemics, such as the novel coronavirus, and other natural or man-made disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

If we fail to develop and commercialize additional product candidates, we may be unable to grow our business.

Although the development and commercialization of pegozafermin is currently our primary focus, as part of our longer-term growth strategy, we plan to evaluate the development and commercialization of other therapies related to NASH and other liver and cardio-metabolic diseases. The success of this strategy depends primarily upon our ability to identify and validate new therapeutic candidates, and to identify, develop and commercialize new drugs and biologics. Our research efforts may initially show promise in discovering potential new drugs and biologics yet fail to yield product candidates for clinical development for a number of reasons.

We may use our limited financial and human resources to pursue a particular research program or product candidate that is ultimately unsuccessful or less successful than other programs or product candidates that we may have forgone or delayed.

Because we have limited personnel and financial resources, we may forego or delay the development of certain programs or product candidates that later prove to have greater commercial potential than the programs or product candidates that we do pursue. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs for product candidates may not yield any commercially viable products. Similarly, our decisions to delay or terminate drug development programs may also be incorrect and could cause us to miss valuable opportunities.

We may seek to establish commercial collaborations for our product candidates, and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. We may decide to collaborate with other pharmaceutical and biotechnology companies for the development and potential commercialization of our product candidates. Collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense.

We may not be successful in our efforts to identify, in-license or acquire, discover, develop or commercialize additional product candidates.

We may seek to identify, in-license or acquire, discover, develop and commercialize additional product candidates. We cannot assure you that our effort to in-license or acquire additional product candidates will be successful. Even if we are successful in in-licensing or acquiring additional product candidates, their requisite development activities may require substantial resources, and we cannot assure you that these development activities will result in regulatory approvals.

Our international operations may expose us to business, regulatory, political, operational, financial, pricing and reimbursement risks associated with doing business outside of the United States.

Our use of our international facilities subjects us to U.S. and foreign governmental trade, import and export, and customs regulations and laws including various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls and the U.S. Export Administration Regulations. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Doing business internationally potentially involves a number of risks, any of which could harm our ongoing international clinical operations and supply chain, as well as any future international expansion and operations and, consequently, our business, financial condition, prospects and results of operations.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercialize any resulting products. Product liability claims may be brought against us by subjects enrolled in our clinical trials, patients, or others using our products. Our clinical trial liability insurance coverage may not adequately cover all liabilities that we may incur.

Our employees, contractors, vendors, principal investigators, consultants and future partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, contractors, vendors, principal investigators, consultants or future partners. Misconduct by these parties could include failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with federal and state healthcare fraud and abuse laws and regulations, to report financial information or data timely, completely or accurately, or to disclose unauthorized activities to us. Most states also have statutes or regulations similar to these federal laws, which may apply to items such as pharmaceutical products and services reimbursed by private insurers. We and/or our future partners may be subject to administrative, civil and criminal sanctions for violations of any of these laws.

We depend on our information technology systems and those of our third-party collaborators, service providers, contractors or consultants. Our internal computer systems, or those of our third-party collaborators, service providers, contractors or consultants, may fail or suffer security breaches, disruptions, or incidents, which could result in a material disruption of our development programs or loss of data or compromise the privacy, security,

integrity or confidentiality of sensitive information related to our business and have a material adverse effect on our reputation, business, financial condition or results of operations.

In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. Our internal technology systems and infrastructure, and those of our current or future third-party collaborators, service providers, contractors and consultants are vulnerable to damage from computer viruses, unauthorized access or use resulting from malware, natural disasters, terrorism, war and telecommunication and electrical failures, denial-of-service attacks, cyber-attacks or cyber-intrusions over the Internet, hacking, phishing and other social engineering attacks, persons inside our organizations (including employees or contractors), loss or theft, or persons with access to systems inside our organization. From time to time, we are subject to periodic phishing attempts. In the third quarter of 2021, we discovered a business email compromise caused by phishing. The phishing attack did not result in the misappropriation of any funds and we do not believe that it had a material adverse effect on our business. We implemented remedial measures promptly following this incident, however, we cannot guarantee that our implemented remedial measures will prevent additional related, as well as unrelated, incidents. If a material system failure, accident or security breach were to occur and cause interruptions in our operations or the operations of third-party collaborators, service providers, contractors and consultants, it could result in a material disruption of our development programs and significant reputational, financial, legal, regulatory, business or operational harm.

To the extent that any real or perceived security breach affects our systems (or those of our third-party collaborators, service providers, contractors or consultants), or results in the loss of or accidental, unlawful or unauthorized access to, use of, release of, or other processing of personally identifiable information or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed. Any failure or perceived failure by us or any third-party collaborators, service providers, contractors or consultants to comply with our privacy, confidentiality, data security or similar obligations, or any data security incidents or other security breaches that result in the accidental, unlawful or unauthorized access to, use of, release of, processing of, or transfer of sensitive information, including personally identifiable information, may result in negative publicity, harm to our reputation, governmental investigations, enforcement actions, regulatory fines, litigation or public statements against us, could cause third parties to lose trust in us or could result in claims by third parties, including those that assert that we have breached our privacy, confidentiality, data security or similar obligations, any of which could have a material adverse effect on our reputation, business, financial condition or results of operations.

Risks Related to Regulatory Approvals

Pegozafermin has not received regulatory approval. If we are unable to obtain regulatory approvals to market pegozafermin or any future product candidates, our business will be adversely affected.

We do not expect pegozafermin or any future product candidate to be commercially available for several years, if at all. Pegozafermin is and any future product candidate will be subject to strict regulation by regulatory authorities in the United States and in other countries. We cannot market any product candidate until we have completed all necessary preclinical studies and clinical trials and have obtained the necessary regulatory approvals. We do not know whether regulatory agencies will grant approval for pegozafermin or any future product candidate. Even if we complete preclinical studies and clinical trials successfully, we may not be able to obtain regulatory approvals or we may not receive approvals to make claims about our products that we believe to be necessary to effectively market our products. Data obtained from preclinical studies and clinical trials is subject to varying interpretations that could delay, limit or prevent regulatory approval, and failure to comply with regulatory requirements or inadequate manufacturing processes are examples of other problems that could prevent approval.

The regulatory authorities in the United States and the EU have not approved any products for the treatment of NASH, and while there are guidelines issued by the FDA for the development of drugs for the treatment of NASH, it is unclear whether the requirements for approval will change in the future or whether the FDA will rely on regulatory precedent for future regulatory approvals. Any such changes may require us to conduct new trials that could delay our timeframe and increase the costs of our programs related to pegozafermin or any future product candidate for the treatment of NASH or SHTG.

Even if we are able to obtain regulatory approvals for pegozafermin or any future product candidate, if they exhibit harmful side effects after approval, our regulatory approvals could be revoked or otherwise negatively impacted, and we could be subject to costly and damaging product liability claims.

Even if we receive regulatory approval for pegozafermin or any future product candidates, we will have tested them in only a small number of patients during our clinical trials. If our applications for marketing are approved and more patients begin to use our product, new risks and side effects associated with our products may be discovered. As a result, regulatory authorities may revoke their approvals. Based on guidelines issued by the FDA for the development of drugs for the treatment of NASH, if pegozafermin is approved by the FDA based on a surrogate endpoint pursuant to section 506(c) of the Federal Food, Drug, and Cosmetic Act and the accelerated approval regulations (21 C.F.R. part 314, subpart H; 21 C.F.R. part 601, subpart E), consistent with FDA guidance, we will be required to conduct additional clinical trials establishing clinical benefit on the ultimate outcome of NASH. Under the Food and Drug Omnibus Reform Act of 2022, the FDA may require, as appropriate, that such studies be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. If pegozafermin is approved by the FDA for the treatment of SHTG based on an endpoint of the reduction of triglycerides, the FDA may still require a cardiovascular outcomes study as part of a post-marketing authorization commitment. Such a study would be time consuming and costly and we cannot guarantee that we will see positive results, which could result in the revocation of the approval. Additionally, we may be required to conduct additional clinical trials, make changes in labeling of our product, reformulate our product or make changes and obtain new approvals for our and our suppliers' manufacturing facilities for pegozafermin and any future product candidates. We might have to withdraw or recall our products from the marketplace. We may also experience a significant drop in the potential sales of our product if and when regulatory approvals for such product are revoked. As a result, we may experience harm to our reputation in the marketplace or become subject to lawsuits, including class actions. Any of these results could decrease or prevent any sales of our approved product or substantially increase the costs and expenses of commercializing and marketing our product.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. Our inability to obtain regulatory approval for pegozafermin or any future product candidates would substantially harm our business.

Currently, we do not have any product candidates that have received regulatory approval. The time required to obtain approval from the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's development and may vary among jurisdictions. It is possible that none of pegozafermin or any future product candidates will ever obtain regulatory approval. Pegozafermin or any future product candidate could fail to receive regulatory approval from the FDA or comparable foreign regulatory authorities for many reasons, including those referenced in Part I, Item 1. "Business— Government Regulation and Product Approval" in this Annual Report on Form 10-K. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of the product candidate.

We have received breakthrough therapy designation for pegozafermin in NASH from the FDA, but such designation may not actually lead to a faster development or regulatory review or approval process. In addition, we may seek breakthrough therapy designation for other indications or future product candidates, but we might not receive such designation.

In September 2023, we received Breakthrough Therapy designation for pegozafermin in NASH from the FDA. However, the receipt of Breakthrough Therapy designation for pegozafermin in NASH may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA.

In addition, we may seek Breakthrough Therapy designation for other indications or future product candidates. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe that a current or future product candidate meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In addition, even though pegozafermin is designated as a breakthrough therapy in NASH, the FDA may later decide that the product candidate no longer meets the conditions for designation and the designation may be rescinded. See Part I, Item 1. "Business— Expedited Programs for Serious Conditions" in this Annual Report on Form 10-K.

We plan to conduct clinical trials for pegozafermin at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.

We have conducted and expect in the future to conduct one or more of our clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt our development of the applicable product candidates. Even if the FDA accepted such data, it could require us to modify our planned clinical trials to receive clearance to initiate such trials in the United States or to continue such trials once initiated.

Further, conducting international clinical trials presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs that could restrict or limit our ability to conduct our clinical trials, the administrative burdens of conducting clinical trials under multiple sets of foreign regulations, foreign exchange fluctuations, diminished protection of intellectual property in some countries, as well as political and economic risks relevant to foreign countries.

Even if pegozafermin or any future product candidate receives regulatory approval, it may still face future development and regulatory difficulties.

Even if we obtained regulatory approval for a product candidate, it would be subject to ongoing requirements by the FDA and comparable foreign regulatory authorities governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP, regulations and standards. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, or undesirable side effects caused by such products are identified, a regulatory agency may: issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings about such product; mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners; require that we conduct post-marketing studies; require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance; seek an injunction or impose civil or criminal penalties or monetary fines; suspend marketing of, withdraw regulatory approval of or recall such product; suspend any ongoing clinical studies; refuse to approve pending applications or supplements to applications filed by us; suspend or impose restrictions on operations, including costly new manufacturing requirements; or seize or detain products, refuse to permit the import or export of products or require us to initiate a product recall. The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and generate product revenue.

We expect the product candidates we develop will be regulated as biologics, and therefore they may be subject to competition sooner than anticipated.

The BPCIA was enacted as part of the Affordable Care Act to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as "interchangeable" based on its similarity to an approved biologic. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when processes intended to implement BPCIA may be fully adopted by the FDA, any of these processes could have a material adverse effect on the future commercial prospects for our biological products.

We believe that any of the product candidates we develop that is approved in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

In addition, the first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitted under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant's favor of a lawsuit challenging the biologics' patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period. The approval of a biologic product biosimilar to one of our product candidates could have a material adverse impact on our business as it may be significantly less costly to bring to market and may be priced significantly lower than our product candidates.

Current and future legislation may increase the difficulty and cost for us, and any collaborators, to obtain marketing approval of and commercialize our drug candidates and affect the prices we, or they, may obtain.

Heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare therapies, which could result in reduced demand for our product candidates or additional pricing pressures. On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022 ("IRA"), which, among other provisions, included several measures intended to lower the cost of prescription drugs and related healthcare reforms. We cannot be sure whether additional legislation or rulemaking related to the IRA will be issued or enacted, or what impact, if any, such changes will have on the profitability of any of our drug candidates, if approved for commercial use, in the future.

Healthcare insurance coverage and reimbursement may be limited or unavailable for our product candidate, if approved, which could make it difficult for us to sell our product candidate or other therapies profitably.

The success of pegozafermin, if approved, depends on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, commercial payors, and health maintenance organizations. We cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates or assure that coverage and reimbursement will be available for any product that we may develop.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenue, if any.

In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our drug candidate to other available procedures. If reimbursement of our drugs is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Risks Related to Intellectual Property

Our success depends upon our ability to obtain and maintain intellectual property protection for our products and technologies.

Our success will depend in significant part on our current or future licensors', licensees' or collaborators' ability to establish and maintain adequate protection of our owned and licensed intellectual property covering the product candidates we plan to develop, and the ability to develop these product candidates and commercialize the products resulting therefrom, without infringing the intellectual property rights of others. In addition to taking other steps to protect our intellectual property, we hold issued patents, we have applied for patents, and we intend to continue to apply for patents with claims covering our technologies, processes and product candidates when and where we deem it appropriate to do so. We have filed numerous patent applications both in the United States and in certain foreign jurisdictions to obtain patent rights to inventions we have discovered, with claims directed to compositions of matter, methods of use and other technologies relating to our programs. There can be no assurance that any of these patent applications will issue as patents or, for those applications that do mature into patents, that the claims of the patents will exclude others from making, using or selling our product candidates or products that compete with or are similar to our product candidates. In countries where we have not sought and do not seek patent protection, third parties may be able to manufacture and sell our product candidates without our permission, and we may not be able to stop them from doing so.

With respect to patent rights, we do not know whether any of the pending patent applications for any of our product candidates will result in the issuance of patents that effectively protect our technologies, processes and product candidates, or if any of our issued patents or our current or future licensors', licensees' or collaborators' issued patents will effectively prevent others from commercializing competitive technologies, processes and products. We cannot be certain that we or our current or future licensors, licensees or collaborators were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our current or future licensors, licensees or collaborators were the first to file for patent protection of such inventions.

Any changes we make to our pegozafermin or any future product candidates to cause them to have what we view as more advantageous properties may not be covered by our existing patents and patent applications, and we may be required to file new applications and/or seek other forms of protection for any such altered product candidates. The patent landscape surrounding the technology underlying our product candidates is crowded, and there can be no assurance that we would be able to secure patent protection that would adequately cover an alternative to pegozafermin or any future product candidates.

We and our current or future licensors, licensees or collaborators may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our current or future licensors, licensees or collaborators will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection for them. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering technology that we license from or license to third parties and may be reliant on our current or future licensors, licensees or collaborators to perform these activities, which means that these patent applications may not be prosecuted, and these patents enforced, in a manner consistent with the best interests of our business. If our current or future licensors, licensees or collaborators fail to establish, maintain, protect or enforce such patents and other intellectual property rights, such rights may be reduced or eliminated. If our current or future licensors, licensees or collaborators are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

Similar to the patent rights of other biotechnology companies, the scope, validity and enforceability of our owned and licensed patent rights generally are highly uncertain and involve complex legal and factual questions. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. In recent years, these areas have been the subject of much litigation in the industry. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors', licensees' or collaborators' patent rights are highly uncertain. Our and our current or future licensors', licensees' or collaborators' pending and future patent applications may not result in patents being issued that protect our technology or product candidates, or products resulting therefrom, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. The patent examination process may require us or our current or future licensors, licensees or collaborators to narrow the scope of the claims of pending and future patent applications, which would limit the scope of patent protection that is obtained, if any. Our and our current or future licensors', licensees' or collaborators' patent applications cannot be enforced against third parties practicing the technology that is currently claimed in such applications unless and until a patent issues from such applications, and then only to the extent the claims that issue are broad enough to cover the technology being practiced by those third parties.

Furthermore, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after the resulting products are commercialized. As a result, our owned and in-licensed patents may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. We expect to seek extensions of patent terms for our issued patents, where available. The applicable authorities, including the FDA in the United States, and any comparable foreign regulatory authorities, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. In addition, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to the expiration of relevant patents or otherwise failing to satisfy applicable requirements.

We may not be able to protect our intellectual property rights throughout the world.

The legal protection afforded to inventors and owners of intellectual property in countries outside of the United States may not be as protective or effective as that in the United States and we may, therefore, be unable to acquire and enforce intellectual property rights outside the United States to the same extent as in the United States. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. Filing, prosecuting, enforcing and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States are less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and certain state laws in the United States.

Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with pegozafermin or any future product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

We rely on a license from Teva and a sublicense from ratiopharm to patents and know-how related to glycoPEGylation technology that are used in the development, manufacture and commercialization of pegozafermin. Any termination or loss of significant rights, including the right to glycoPEGylation technology, or breach, under these agreements or any future license agreement related to our product candidates, would materially and adversely affect our ability to continue the development and commercialization of the related product candidates.

In April 2018, we entered into an Asset Transfer and License Agreement (the "FGF21 Agreement") with Teva under which we acquired certain patents, intellectual property and other assets relating to Teva's glycoPEGylated FGF21 program, including pegozafermin. Under this agreement, we were granted a perpetual, non-exclusive (but exclusive as to pegozafermin), non-transferable, worldwide license to patents and know-how related to glycoPEGylation technology used in the development, manufacture and commercialization of pegozafermin and products containing pegozafermin. The FGF21 Agreement also contains numerous covenants with which we must comply, including the utilization of commercially reasonable efforts to develop and ultimately commercialize pegozafermin, as well as certain reporting covenants and the obligation to make royalty payments, if and when pegozafermin is approved for commercialization. Our failure to satisfy any of these covenants could result in the termination of the FGF21 Agreement. In addition, we entered into a Sublicense Agreement with ratiopharm (the "ratiopharm Sublicense"), under which we were granted a perpetual, exclusive, worldwide sublicense to patents and know-how related to glycoPEGylation technology used in the development, manufacture and commercialization of pegozafermin and products containing pegozafermin. Termination of the FGF21 Agreement or the ratiopharm Sublicense will impact our rights under the intellectual property licensed to us by Teva and ratiopharm, respectively, including our license to glycoPEGylation technology, but will not affect our rights under the assets assigned to us.

Beyond this agreement, our commercial success will also depend upon our ability, and the ability of our licensors, to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. A third party may hold intellectual property rights, including patent rights, that are important or necessary to the development of our product candidates. As a result, we may enter into additional license agreements in the future. If we fail to comply with the obligations under these agreements, including payment and diligence obligations, our licensors may have the right to terminate these agreements, in which event we may not be able to develop, manufacture, market or sell any product that is covered by these agreements or to engage in any other activities necessary to our business that require the freedom to operate afforded by the agreements, or we may face other penalties under the agreements.

We may be unable to obtain intellectual property rights or technology necessary to develop and commercialize pegozafermin and any future product candidates.

The patent landscape around our programs is complex, and we are aware of several third-party patents and patent applications containing subject matter that might be relevant to pegozafermin. Depending on what claims ultimately issue from these patent applications, and how courts construe the issued patent claims, as well as depending on the ultimate formulation and method of use of pegozafermin or any future product candidates, we may need to obtain a license to practice the technology claimed in such patents. There can be no assurance that such licenses will be available on commercially reasonable terms, or at all.

We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of our business.

Third parties may infringe our patents or misappropriate or otherwise violate our intellectual property rights. In the future, we may initiate legal proceedings to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity or scope of intellectual property rights we own or control. Also, third parties may initiate legal proceedings against us to challenge the validity or scope of intellectual property rights we own, control or to which we have rights. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, narrowed, held unenforceable or interpreted in such a manner that would not preclude third parties from entering the market with competing products.

Third-party pre-issuance submission of prior art to the USPTO, or opposition, derivation, revocation, reexamination, inter partes review or interference proceedings, or other pre-issuance or post-grant proceedings or other patent office proceedings or litigation in the United States or other jurisdictions provoked by third parties or brought by us, may be necessary to determine the inventorship, priority, patentability or validity of inventions with respect to our patents or patent applications. An unfavorable outcome could leave our technology or product candidates without patent protection, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, or could require us to obtain license rights from the prevailing party in order to be able to manufacture or commercialize our product candidates without infringing third-party patent rights. Our business could be harmed if the prevailing party in such a case does not offer us a license on commercially reasonable terms, or at all. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Even if we successfully defend such litigation or proceeding, we may incur substantial costs and our defense may distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, many foreign jurisdictions have rules of discovery that are different than those in the United States and that may make defending or enforcing our patents extremely difficult. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock.

Third parties may initiate legal proceedings against us alleging that we infringe their intellectual property rights or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties.

Third parties may initiate legal proceedings against us alleging that we infringe their intellectual property rights or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, revocations, reexaminations, inter partes review or derivation proceedings before the USPTO or its counterparts in other jurisdictions. These proceedings can be expensive and time-consuming and many of our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. We could be found liable for monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a patent of a third party. A finding of infringement could prevent us from commercializing our pegozafermin or any future product candidates or force us to cease some of our business operations, which could materially harm our business.

Although we have reviewed certain third-party patents and patent filings that we believe may be relevant to our therapeutic candidates or products, we have not conducted a freedom-to-operate search or analysis for any of our therapeutic candidates or products, and we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing our product candidates. Thus, we cannot guarantee that our product candidates, or our commercialization thereof, do not and will not infringe any third party's intellectual property.

Risks Related to Ownership of Our Common Stock

The price of our common stock may be volatile and fluctuate significantly and results announced by us and our collaborators or competitors could cause our stock price to decline, and you may lose all or part of your investment.

The market price of our common stock could fluctuate significantly, and you may not be able to resell your shares at or above the price you paid for your shares. Our stock price could fluctuate significantly due to various factors in addition to those otherwise described in this Annual Report on Form 10-K, including those described in these "Risk Factors," including business developments announced by us and by our collaborators and competitors, or as a result of market trends and daily trading volume. The business developments that could affect our stock price include announcements or disclosures from competitors in the same class or category, new collaborations, clinical advancement, commercial launch or discontinuation of product candidates in the same class or category and regulatory approvals for our product candidates or product candidates in the same class or category. Our stock price could also fluctuate significantly with the level of overall investment interest in small-cap biotechnology stocks or for other reasons unrelated to our business. Any of these factors may result in large and sudden changes in the volume and trading price of our common stock. In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted securities class action litigation against that company.

Sales of our common stock, or the perception that such sales may occur, or issuance of shares of our common stock upon exercise of warrants could depress the price of our common stock.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could depress the market price of our common stock. In addition, we have filed a registration statement registering under the Securities Act the shares of our common stock reserved for issuance under our 2019 Plan and 2023 Inducement Plan, including shares issuable upon exercise of outstanding options. These shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. Further, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt or equity securities.

In addition, we must settle exercises of our outstanding warrants in shares of our common stock. The issuance of shares of our common stock upon exercise of the warrants will dilute the ownership interests of our stockholders, which could depress the trading price of our common stock. In addition, the market's expectation that exercises may occur could depress the trading price of our common stock even in the absence of actual exercises. Moreover, the expectation of exercises could encourage the short selling of our common stock, which could place further downward pressure on the trading price of our common stock.

Certain of our executive officers and directors have entered or may enter into Rule 10b5-1 plans providing for sales of shares of our common stock from time to time. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the executive officer or director when entering into the plan, without further direction from the executive officer or director. A Rule 10b5-1 plan may be amended or terminated in some circumstances. Our executive officers and directors also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information.

Raising additional capital may cause dilution to existing stockholders, restrict our operations or require us to relinquish rights to our technologies.

Existing stockholders could suffer dilution or be negatively affected by fixed payment obligations we may incur if we raise additional funds through the issuance of additional equity securities, including under the ATM Facility (defined above), or debt. Furthermore, these securities may have rights senior to those of our common stock and could contain covenants or protective rights that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

Hedging activity by investors in the warrants could depress the trading price of our common stock.

We expect that many investors in our warrants will seek to employ an arbitrage strategy. Under this strategy, investors typically short sell a certain number of shares of our common stock and adjust their short position over time while they continue to hold the warrants. Investors may also implement this type of strategy by entering into swaps on our common stock in lieu of, or in addition to, short selling shares of our common stock. This market activity, or the market's perception that it will occur, could depress the trading price of our common stock.

General Risk Factors

Our directors, executive officers and current holders of 5% or more of our capital stock have substantial control over our company, which could limit your ability to influence the outcome of matters subject to stockholder approval, including a change of control.

As of December 31, 2023, our executive officers, directors and other holders of 5% or more of our common stock beneficially owned a majority of our outstanding common stock. As a result, our executive officers, directors and other holders of 5% or more of our common stock, if they act, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. In addition, our current directors, executive officers and other holders of 5% or more of our common stock, acting together, would have the ability to control the management and affairs of our company. They may also have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares of our common stock as part of a sale of our company.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our stock may decrease.

We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404(a) of the Sarbanes-Oxley Act. Section 404(b) of the Sarbanes-Oxley Act ("Section 404") also requires our independent auditors to express an opinion on our internal control over financial reporting. Ensuring that we have adequate internal controls in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. If we are unable to maintain effective internal control over financial reporting, we may not have adequate, accurate or timely financial information, our independent registered public accounting firm may issue a report that is adverse, and we may be unable to meet our reporting obligations as a public company or comply with the requirements of the SEC or Section 404. This could result in a restatement of our financial statements, the imposition of sanctions, including the inability of registered broker dealers to make a market in our common stock, or investigation by regulatory authorities. Any such action or other negative results caused by our inability to meet our reporting requirements or comply with legal and regulatory requirements or by disclosure of an accounting, reporting or control issue could adversely affect the trading price of our securities and our business. Material weaknesses in our internal control over financial reporting could also reduce our ability to obtain financing or could increase the cost of any financing we obtain. If we are not able to comply with the requirements of Section 404 or if we or our independent registered public accounting firm are unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities, which would require additional financial and management resources.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could prevent a third party from acquiring us (even if an acquisition would benefit our stockholders), may limit the ability of our stockholders to replace our management and limit the price that investors might be willing to pay for shares of our common stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could delay or prevent a change in control of the Company and could limit the price that investors might be willing to pay in the future for shares of our common stock. In addition, as a Delaware corporation, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the Delaware General Corporation Law could also have the effect of delaying or preventing a change of control of us.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain actions or proceedings under Delaware statutory or common law. Our amended and restated certificate of incorporation provides further that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees. If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving such action in other jurisdictions.

Our ability to use our net operating loss carryforwards and other tax attributes may be limited. If we are required to pay any tax assessment, it could impact our net operating loss carryforwards, as well as our results of operations and financial condition.

As of December 31, 2023, we had U.S. federal and state net operating loss ("NOL") carryforwards of $195.0 million and $302.8 million, respectively, which may be available to offset future taxable income. As of December 31, 2023, we also had gross federal tax credits of $7.5 million, which may be used to offset future tax liabilities. Certain NOLs and tax credit carryforwards will begin to expire in 2039. Use of our NOL carryforwards and tax credit carryforwards depends on many factors, including having current or future taxable income, which cannot be assured.

In addition, in December 2023, the Israeli Tax Authorities issued a tax assessment claiming our 2019 reorganization and intercompany transaction to license the intellectual property rights from our subsidiary in Israel should be treated as a sale of intellectual property rights. If this matter is litigated and the Israeli Tax Authorities are able to successfully sustain their position and we are required to pay a tax assessment, it could impact our NOL carryforwards and our results of operations and financial condition could be materially and adversely affected. See further discussion in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Income Taxes" and in Note 9 to our consolidated financial statements appearing under Part II, Item 8 of this Annual Report on Form 10-K.

Litigation costs and the outcome of litigation could have a material adverse effect on our business.

From time to time we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, securities litigation, employment matters, security of patient and employee personal information, contractual relations with collaborators and licensors and intellectual property rights. Litigation to defend ourselves against claims by third parties, or to enforce any rights that we may have against third parties, could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

We have implemented procedures for assessing, identifying and managing significant risks from cybersecurity threats and have incorporated these procedures into our overall risk management systems and processes. We regularly evaluate significant risks from cybersecurity attacks, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information stored there. The program to manage cybersecurity risks has tools and activities designed to identify, examine and manage current and potential cybersecurity threats, as well as plans and strategies designed to deal with threats and incidents.

We regularly evaluate the cybersecurity risks that could affect our information systems, as well as on an ad hoc basis when there is a significant change in how we do business that may expose our information systems to more such risks. These evaluations include identifying the possible internal and external risks, how likely and harmful they are, and whether our current policies, procedures, systems, and safeguards are adequate to handle them.

We use these risk assessments to design, implement, and maintain appropriate safeguards that are intended to mitigate identified risks, address any shortcomings in our existing safeguards, and regularly check how well our safeguards work. Our information technology ("IT") department is primarily responsible for evaluating, overseeing, and handling our cybersecurity risks to manage the process of risk assessment and mitigation. We have established a cross-functional IT Security Steering Committee that oversees the management of our cybersecurity risks and execution of any mitigation efforts.

Our IT department and Company management work together to check and improve our safeguards as part of our overall risk management system. We also periodically provide training to our employees on these safeguards and keep them informed of our cybersecurity policies through regular communications across the Company.

We work with consultants or other third parties as part of our risk assessment processes, when appropriate. They help us create and execute our cybersecurity policies and procedures and check and test our safeguards. We ask key third-party service providers to confirm that it can apply and keep appropriate cybersecurity measures in line with all relevant laws, to apply and keep reasonable cybersecurity measures when they work with us, and to promptly report any possible breach of their cybersecurity measures that could impact our company.

We have not identified risks from known cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected us, including our business strategy, results of operations or financial condition, but we face certain ongoing cybersecurity risks threats that, if realized, are reasonably likely to materially affect us. For additional information regarding these risks, please refer to Item 1A, "Risk Factors," "We depend on our information technology systems and those of our third-party collaborators, service providers, contractors or consultants. Our internal computer systems, or those of our third-party collaborators, service providers, contractors or consultants, may fail or suffer security breaches, disruptions, or incidents, which could result in a material disruption of our development programs or loss of data or compromise the privacy, security, integrity or confidentiality of sensitive information related to our business and have a material adverse effect on our reputation, business, financial condition or results of operations" in this Annual Report on Form 10-K.

Governance

Our board of directors oversees our overall risk management process and significant risks facing us, including cybersecurity risks. The audit committee, which is comprised solely of independent directors, has been designated by our board of directors to oversee cybersecurity risks. Our board of directors oversees and evaluates strategic risk exposure, while our executive officers manage the significant risks we encounter on a daily basis.

The audit committee receives periodic briefings from our Chief Financial Officer, the Chair of the IT Security Steering Committee, regarding our cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, and activities of third parties. Our audit committee provides periodic updates to the board of directors on such reports.

The IT Security Steering Committee, which is in charge of our cybersecurity policies and procedures, including the ones discussed in "Risk Management and Strategy" above, is led by our Chief Financial Officer, who has eight years of senior leadership experience at public biotechnology companies, including five years with 89bio. The IT Security Steering committee also includes our Director of IT, who is an experienced Information Technology professional and has over 20 years of experience managing information technology, of which 10 years pertain to cybersecurity related experience.

Item 2. Properties.

We lease office space in two buildings in San Francisco, California consisting of an aggregate of approximately 21,216 square feet. The leases expire in January 2025 and March 2027. We believe that our current space is adequate for our needs. We also believe we will be able to obtain additional space, as needed, on commercially reasonable terms.

Item 3. Legal Proceedings.

We are currently not a party to any material legal proceedings. From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors, and there can be no assurances that favorable outcomes will be obtained.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on The Nasdaq Global Market under the symbol "ETNB."

As of February 21, 2024, there were approximately 5 stockholders of record of our common stock. Since many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid cash dividends on our capital stock and have no present intention to pay cash dividends on our common stock for the foreseeable future. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, liquidity, earnings, projected capital and other cash requirements, legal requirements, restrictions in the agreements governing any indebtedness we may enter into, business prospects and other factors that our board of directors deems relevant.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes and other financial information included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those described in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and cardio-metabolic diseases. Our lead product candidate, pegozafermin, a specifically engineered glycoPEGylated analog of fibroblast growth factor 21 ("FGF21"), is currently being developed for the treatment of nonalcoholic steatohepatitis ("NASH") (also known as metabolic dysfunction-associated steatohepatitis ("MASH")) and for the treatment of severe hypertriglyceridemia ("SHTG"). Refer to the "Business" section of Item 1 above for additional information related to our clinical development programs in NASH and SHTG.

In the fourth quarter of 2023, we achieved a clinical development milestone related to the enrollment of patients in our ENTRUST clinical trial in SHTG and made a $2.5 million milestone payment under the Teva Agreements (as defined below).

We commenced operations in 2018 and have devoted substantially all of our resources to raising capital, acquiring our initial product candidate, identifying and developing pegozafermin, licensing certain related technology, conducting research and development activities (including preclinical studies and clinical trials) and providing general and administrative support for these activities.

We expect our existing cash, cash equivalents and marketable securities of $578.9 million as of December 31, 2023 will be sufficient to fund our planned operating expense and capital expenditure requirements for a period of at least one year from the date this Annual Report on Form 10-K is filed with the SEC.

We have incurred net losses since our inception. Our net losses for the years ended December 31, 2023, 2022 and 2021 were $142.2 million, $102.0 million and $90.1 million, respectively. As of December 31, 2023, we had an accumulated deficit of $457.4 million. We expect to continue to incur significant expenses and increasing operating losses as we advance pegozafermin and any future product candidates through clinical trials, seek regulatory approval for pegozafermin and any future product candidates, expand our clinical, regulatory, quality, manufacturing and commercialization capabilities, protect our intellectual property, prepare for and, if approved, proceed to commercialization of pegozafermin and any future product candidates, expand our general and administrative support functions, including hiring additional personnel, and incur additional costs associated with operating as a public company. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities.

Components of Results of Operations

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for the development of our lead product candidate, pegozafermin. Our research and development expenses consist primarily of external costs related to preclinical and clinical development, including costs related to acquiring patents and intellectual property, expenses incurred under license agreements and agreements with contract research organizations and consultants, costs related to acquiring and manufacturing clinical trial materials, including under agreements with contract manufacturing organizations and other vendors, costs related to the preparation of regulatory submissions and expenses related to laboratory supplies and services, as well as personnel costs. Personnel costs consist of salaries, employee benefits and stock-based compensation for individuals involved in research and development efforts.

We expense all research and development expenses in the periods in which they are incurred. We accrue for costs incurred as services are provided based on invoices and statements received from our external service providers and by monitoring the status of their activities. We adjust our accrued expenses as actual costs become known.

Payments associated with licensing agreements to acquire licenses to develop, use, manufacture and commercialize products that have not reached technological feasibility and do not have alternate commercial use are expensed as incurred. Where contingent milestone payments are due to third parties under research and development arrangements or license agreements, the milestone payment obligations are expensed when payment becomes probable and reasonably estimable, which is generally upon achievement of the milestone.

We expect our research and development expenses to increase for the foreseeable future as we continue the development of pegozafermin and continue to invest in research and development activities. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of pegozafermin and any future product candidates is highly uncertain. To the extent that pegozafermin continues to advance into larger and later stage clinical trials, our expenses will increase substantially and may become more variable. The actual probability of success for pegozafermin or any future product candidate may be affected by a variety of factors, including the safety and efficacy of our product candidates, investment in our clinical programs, manufacturing capability and competition with other products. As a result, we are unable to determine the timing of initiation, duration and completion costs of our research and development efforts or when and to what extent we will generate revenue from the commercialization and sale of pegozafermin or any future product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, expenses for outside professional services, including legal, human resource, audit and accounting services, consulting costs and allocated facilities costs. Personnel and related costs consist of salaries, employee benefits and stock-based compensation for personnel in executive, finance, commercial and other administrative functions. Facilities costs consist of rent and maintenance of facilities. We expect our general and administrative expenses to increase for the foreseeable future as we increase the size of our administrative function to support the growth of our business and support our continued research and development activities.

Interest Expense

Interest expense consists of interest expense, accretion of final payment fees and amortization of deferred debt issuance costs related to our term loan facilities.

Interest Income and Other, Net

Interest income and other, net primarily consists of interest income including accretion of discount on marketable securities, offset by amortization of premium on marketable securities.

Results of Operations

A discussion regarding our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 is presented below. A discussion regarding our financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the SEC on March 15, 2023.

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the periods presented (in thousands):

| | Year Ended December 31, | | | | |
	2023		2022		Change
Operating expenses:					
Research and development	$	122,230	$	80,796	$	41,434
General and administrative		28,974		21,453		7,521
Total operating expenses		151,204		102,249		48,955
Loss from operations		(151,204)		(102,249)		(48,955)
Interest expense		(4,794)		(1,922)		(2,872)
Interest income and other, net		17,676		2,164		15,512
Income tax (expense) benefit		(3,867)		(19)		(3,848)
Net loss	$	(142,189)	$	(102,026)	$	(40,163)

Research and Development Expenses

The following table summarizes the period-over-period changes in research and development expenses for the periods presented (in thousands):

| | Year Ended December 31, | | | | |
	2023		2022		Change
Clinical development	$	44,684	$	44,683	$	1
Contract manufacturing		52,799		19,515		33,284
Personnel-related expenses		23,028		15,156		7,872
Other expenses		1,719		1,442		277
Total research and development expenses	$	122,230	$	80,796	$	41,434

Research and development expenses increased by $41.4 million to $122.2 million in 2023 from $80.8 million in 2022, which was primarily attributable to an increase in contract manufacturing costs for scale-up activities performed by our third-party contract manufacturing partner. Also contributing to the increase were personnel-related expenses due to higher employee headcount and related benefit costs including stock-based compensation expense. Research and development expenses included stock-based compensation expense of $7.0 million in 2023 compared to $4.1 million in 2022.

General and Administrative Expenses

General and administrative expenses increased by $7.5 million to $29.0 million in 2023 from $21.5 million in 2022, which was primarily attributable to an increase in personnel-related expenses of $4.5 million due to higher employee headcount to support our growth, including stock-based compensation expense, increased consultant and professional fees of $3.7 million, partially offset by a decrease of $0.7 million in insurance-related and other costs. General and administrative expenses included stock-based compensation of $9.1 million in 2023 compared to $6.3 million in 2022.

Interest Expense

Interest expense increased by $2.9 million to $4.8 million in 2023 from $1.9 million in 2022, primarily due to a $1.2 million loss upon extinguishment of our prior term loan, as well as higher average debt balances and interest rates in 2023 compared to 2022.

Interest Income and Other, Net

Interest income and other, net increased by $15.5 million to $17.7 million in 2023 from $2.2 million in 2022, primarily due to interest earned from higher average cash equivalents and marketable securities balances in 2023 compared to 2022, as well as the favorable impact of higher interest rates in 2023.

Income Tax Expense

Income tax expense increased by $3.8 million in 2023 compared to 2022 due to certain tax-related accruals. Refer to Note 9 to our consolidated financial statements appearing under Part II, Item 8 of this Annual Report for additional discussion.

Liquidity and Capital Resources

To date, we have incurred significant net losses and negative cash flows from operations. As of December 31, 2023, we had cash, cash equivalents and marketable securities of $578.9 million and an accumulated deficit of $457.4 million.

Sources of Liquidity

At-the-Market Offerings

In March 2021, we entered into an at-the-market sales agreement (as amended, the "Sales Agreement") with Leerink Partners LLC and Cantor Fitzgerald & Co. (the "Sales Agents"), pursuant to which we may offer and sell up to $75.0 million in gross aggregate proceeds of shares of our common stock (the "2021 ATM Facility") from time to time pursuant to an effective registration statement. The Sales Agents are entitled to compensation at a commission of up to 3.0% of the aggregate gross sales price per share sold under the Sales Agreement. In 2021 and 2022, we sold shares of our common stock under the 2021 ATM Facility and received net proceeds of $3.3 million and $28.5 million, respectively. In February 2023, we sold shares of our common stock under the 2021 ATM Facility and received net proceeds of $13.4 million.

In February 2023, we entered into an amendment to the Sales Agreement, pursuant to which we may offer and sell up to $150.0 million of shares of our common stock (the "2023 ATM Facility") pursuant to an effective registration statement. In June 2023, we sold 1,200,539 shares of our common stock under the 2023 ATM Facility and received net proceeds of $23.7 million. As of December 31, 2023, there was $125.9 million remaining for future sales under the 2023 ATM Facility. During the three months ended December 31, 2023, there were no sales pursuant to the 2023 ATM Facility.

Underwritten Public Offerings

In July 2022, we completed an underwritten public offering of our common stock, warrants to purchase shares of our common stock and pre-funded warrants to purchase shares of our common stock and raised net proceeds of $88.2 million, after deducting underwriting discounts and commissions of $5.7 million and other offering costs of $0.6 million.

In March 2023, we completed an underwritten public offering of our common stock and raised net proceeds of $296.8 million, after deducting underwriting discounts and commissions of $19.0 million and other offering costs of $0.5 million.

In December 2023, we completed an underwritten public offering of our common stock and pre-funded warrants to purchase shares of our common stock and raised net proceeds of $161.8 million, after deducting underwriting discounts and commissions of $10.4 million and other offering costs of $0.4 million.

Term Loan Facility

In January 2023, we entered into a loan and security agreement (the "2023 Loan Agreement") with the lenders named therein (the "Lenders"). The 2023 Loan Agreement provides up to $100.0 million principal in term loans, consisting of an initial tranche of $25.0 million that was funded at closing, a second and third tranche of $15.0 million and $10.0 million, respectively, that may be funded upon the achievement of certain time-based, clinical and regulatory milestones, and a fourth tranche of up to $50.0 million that may be funded upon discretionary approval by the Lenders. Additionally, in January 2023, the initial tranche of $25.0 million that was funded at closing pursuant to our 2023 Loan Agreement was primarily used to repay our outstanding obligations under our term loan facility, as amended in May 2021, including the total principal amount outstanding as of December 31, 2022 of $20.0 million, the total final payment fee of $1.0 million and an early prepayment fee of $0.4 million. As of December 31, 2023, the second tranche of $15.0 million expired undrawn.

Our primary use of cash is to fund operating expenses, which consist primarily of research and development expenditures related to our lead product candidate, pegozafermin. We plan to increase our research and development expenses for the foreseeable future as we continue the clinical development of our current and future product candidates. At this time, due to the inherently unpredictable nature of clinical development, we cannot reasonably estimate the costs we will incur and the timelines that will be required to complete development, obtain marketing approval, and commercialize our current product candidate or any future product candidates. For the same reasons, we are also unable to predict when, if ever, we will generate revenue from product sales or our current or any future license agreements which we may enter into or whether, or when, if ever, we may achieve profitability. Clinical and preclinical development timelines, the probability of success, and development costs can differ materially from expectations. In addition, we cannot forecast the timing and amounts of milestone, royalty and other revenue from licensing activities, which future product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Based on our current operating plan, we expect our existing cash, cash equivalents and marketable securities of $578.9 million as of December 31, 2023 will be sufficient to fund our operations for a period of at least one year from the date this Annual Report on Form 10-K is filed with the SEC. However, our operating plans and other demands on our cash resources may change as a result of many factors, and we may seek additional funds sooner than planned. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us.

Funding Requirements

Our future funding requirements will depend on many factors, including the following:

- the progress, timing, scope, results and costs of our clinical trials of pegozafermin and preclinical studies or clinical trials of other potential product candidates we may choose to pursue in the future, including the ability to enroll patients in a timely manner for our clinical trials;

- the costs and timing of obtaining clinical and commercial supplies and validating the commercial manufacturing process for pegozafermin and any other product candidates we may identify and develop;

- the cost, timing and outcomes of regulatory approvals;

- the timing and amount of any milestone, royalty or other payments we are required to make pursuant to current or any future collaboration or license agreements;

- costs of acquiring or in-licensing other product candidates and technologies;

- the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

- the costs associated with attracting, hiring and retaining additional qualified personnel as our business grows;

- our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting; and

- the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We expect to continue to generate substantial operating losses for the foreseeable future as we expand our research and development activities. We will continue to fund our operations primarily through utilization of our current financial resources and through additional raises of capital to advance our current product candidate through clinical development, to develop, acquire or in-license other potential product candidates and to fund operations for the foreseeable future. However, there is no assurance that such funding will be available to us or that it will be obtained on terms favorable to us or will provide us with sufficient funds to meet our objectives. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies.

To the extent that we raise additional capital through partnerships or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams or research programs or to grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the ownership interest of our then-existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders' rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our clinical trials or preclinical studies, research and development programs or commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Cash Flows

The following table summarizes our cash flows for the periods presented (in thousands):

	Year Ended December 31,	
	2023	2022
Net cash (used in) provided by		
Operating activities	$ (129,186)	$ (81,090)
Investing activities	(123,019)	(33,943)
Financing activities	513,111	117,831
Net change in cash and cash equivalents, and restricted cash	$ 260,906	$ 2,798

Operating Activities

For the year ended December 31, 2023, net cash used in operating activities of $129.2 million reflects a net loss of $142.2 million, partially offset by aggregate non-cash charges of $12.3 million and a net change of $0.7 million in our net operating assets and liabilities. The change in our operating assets and liabilities was primarily due to a net increase in accounts payable and accrued expenses of $4.0 million due to the timing of payments to vendors and a $3.7 million increase in other non-current liabilities related to tax accruals, offset in part by an increase in prepaid and other assets of $6.9 million related to our clinical trials, contract manufacturing and scale-up activities. Non-cash charges primarily included stock-based compensation expense of $16.1 million, a loss on debt extinguishment of $1.2 million related to our prior term loan, amortization of debt discount and accretion of the final payment fee related to our new term loan facility of $0.9 million, offset in part by net accretion of discounts on investments in marketable securities of $6.2 million.

For the year ended December 31, 2022, net cash used in operating activities of $81.1 million reflects a net loss of $102.0 million, partially offset by aggregate non-cash charges of $10.4 million and a net change of $10.6 million in our net operating assets and liabilities. Non-cash charges primarily included stock-based compensation of $10.4 million, amortization of debt issuance costs and accretion of the final payment fee related to our term loan facility of $0.8 million, offset in part by net accretion of discounts on investments in marketable securities of $1.0 million. The change in our operating assets and liabilities was primarily due to an increase in accounts payable and accrued expenses of $7.4 million and a decrease in prepaid and other assets of $3.3 million due to the timing of payments to vendors.

Investing Activities

For the year ended December 31, 2023, net cash used in investing activities was $123.0 million, which consisted of $341.1 million in purchases of marketable securities, offset in part by $218.1 million in proceeds from sales and maturities of marketable securities.

For the year ended December 31, 2022, net cash used in investing activities was $33.9 million, which consisted primarily of $152.7 million in purchases of marketable securities, offset by $118.8 million in proceeds from sales and maturities of marketable securities.

Financing Activities

For the year ended December 31, 2023, net cash provided by financing activities was $513.1 million, which primarily consisted of net proceeds of $458.8 million from the sale of common stock in public offerings, net proceeds of $37.1 million pursuant to the sale of our common stock under our 2021 ATM Facility and 2023 ATM Facility, net proceeds of $24.4 million from our new term loan facility pursuant to our 2023 Loan Agreement, and proceeds of $15.6 million from the exercise of warrants. This was offset in part by the repayment in full of $21.4 million on our prior term loan, including the final payment and prepayment fees, and payments for taxes of $2.3 million related to net share settlement upon vesting of restricted stock units.

For the year ended December 31, 2022, net cash provided by financing activities was $117.8 million, which consisted primarily of net proceeds of $88.2 million from the sale of common stock and warrants in public offering, net proceeds of $28.5 million pursuant to the sale of common stock from our 2021 ATM Facility and $1.1 million in net proceeds from the exercise of warrants to purchase our common stock.

Contractual Obligations and Commitments

Debt Obligations

As of December 31, 2023, the outstanding debt balance of $24.8 million under our 2023 Loan Agreement is scheduled to mature on January 1, 2027 and provides for interest-only payments until February 1, 2025. For additional information regarding the terms of the debt and interest payable, see Note 6 to our consolidated financial statements under Part II, Item 8 of this Annual Report on Form 10-K.

Other Contractual Obligations and Commitments

Our cash requirements greater than one year related to other contractual obligations and commitments include the following:

In April 2018, we entered into two agreements (the "Teva Agreements") with Teva Pharmaceutical Industries Ltd ("Teva") under which we acquired certain patents and intellectual property relating to two programs. Under each Teva Agreement, we are required to pay Teva $2.5 million upon the achievement of a specified clinical development, and additional payments totaling up to $65.0 million upon achievement of certain commercial milestones. In addition, we are obligated to pay Teva tiered royalties at percentages in the low-to-mid single-digits on worldwide net sales on all products containing the Teva compounds. In the fourth quarter of 2023, a clinical development milestone was met for the FGF21 program under the Teva Agreements and we made a $2.5 million milestone payment. As of December 31, 2023, the timing and likelihood of achieving any remaining milestones are uncertain.

We lease office space in two buildings in San Francisco, California consisting of an aggregate of approximately 21,216 square feet. The leases expire in January 2025 and March 2027. As of December 31, 2023, undiscounted future minimum lease payments of $2.9 million remain on our leases.

In addition, we enter into agreements in the normal course of business with contract research organizations, contract manufacturing organizations and other vendors for research and development services. Such agreements generally provide for termination upon written notice but obligate us to reimburse vendors for any time or costs incurred through the date of termination.

Critical Accounting Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

While our significant accounting policies are described in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Accrued Research and Development Expenses

We record accrued expenses for estimated preclinical and clinical trial and research expenses related to the services performed but not yet invoiced or for which we have not received vendor statements pursuant to contracts with research institutions, contract research organizations and clinical manufacturing organizations that conduct and manage preclinical studies, and clinical trials, and research services on our behalf. Payments for these services are based on the terms of individual agreements and payment timing may differ significantly from the period in which the services were performed. Our estimates are based on factors such as the progress of work completed, including patient enrollment levels. We monitor patient enrollment levels and related activity to the extent reasonably possible and make judgments and estimates in determining the accrued balance in each reporting period. Our estimates of accrued expenses are based on the facts and circumstances known at the time. If we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. As actual costs become known, we adjust our accrued expenses. To date, we have not experienced significant changes in our estimates of preclinical studies and clinical trial accruals.

Stock-Based Compensation

We utilize stock options, restricted stock units ("RSUs") and performance stock units ("PSUs") for equity compensation. We measure compensation related to equity awards granted to employees, directors, and non-employee service providers based on estimated fair values and recognize stock-based compensation over the requisite service period. We recognize forfeitures as they occur.

We estimate the fair value of stock option awards on the date of grant, and the resulting stock-based compensation, using the Black-Scholes option-pricing model. We recognize compensation for stock option awards, including awards with graded-vesting, on a straight-line basis over the requisite service period.

We use the Black-Scholes option-pricing model to estimate the fair value of stock option awards that requires the use of subjective assumptions to determine the fair value of equity awards. These assumptions include:

- Expected volatility—We have a limited trading history for our common stock. As a result, we estimate the expected volatility based on a combination of our own historical stock price volatility and that of a publicly traded set of peer companies such that the time period over which historical volatility data used is at least equal to the expected term of the option award. The peer companies were chosen based on their similar size, stage in the life cycle, or area of specialty. We apply judgment in selecting a peer group as each of the peers are engaged in varied research and development activities, the timing and progress of which differ within the peer group.

- Expected term—The expected term of options granted to employees and directors is determined using the "simplified" method. Under this approach, the expected term is presumed to be the midpoint between the weighted-average vesting term and the contractual term of the option. The simplified method makes the assumption that the employee will exercise stock options evenly over the period when the stock options are vested and ending on the date when the stock options would expire. The expected option term for options granted to non-employees is estimated on a grant-by-grant basis.

- Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon bonds in effect on the grant date for periods with an equivalent expected term as the option.

- Expected dividend—We have never paid dividends and have no foreseeable plans to pay dividends on our shares of common stock. Therefore, we use an expected dividend of zero.

We will continue to use judgment in evaluating the expected volatility and expected term utilized for our stock-based compensation calculations on a prospective basis.

The grant date fair value of RSUs and PSUs are based on the closing price of our common stock on the date of grant. RSUs are service-based awards and are recognized over the requisite service period on a straight-line basis. Compensation expense for PSUs is recognized over the estimated service period for each tranche of an award (the accelerated attribution method) when its performance condition is deemed probable of achievement. For PSUs containing performance conditions which were not deemed probable of achievement, no stock compensation expense is recognized. Additionally, at each reporting period, we evaluate the probable outcome of the performance conditions and as applicable, recognize the cumulative effect of the change in estimate in the period of the change.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including our past operating results, the existence of cumulative losses in past fiscal years, and our forecast of future taxable income in the jurisdictions in which we have operations.

We have established a valuation allowance on our U.S. deferred tax assets because realization of these tax benefits through future taxable income does not meet the more-likely-than-not threshold. We intend to maintain the valuation allowances until sufficient positive evidence exists to support the reversal of the valuation allowances.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is based on the detailed facts and circumstances of each issue. For example, in December 2023, we received a primary assessment from the Israeli Tax Authorities ("ITA") related to our 2019 reorganization and intercompany transaction to license the intellectual property rights from our Israeli subsidiary to our U.S. entity. The ITA has alleged that the transaction is deemed to be a sale of intellectual property rights. We are appealing the tax assessment and intend to continue to challenge the ITA's position. We believe our accruals for unrecognized tax benefits as of December 31, 2023 are adequate. However, it is possible that the final resolution of this matter could have a material impact on our consolidated financial statements. See further discussion in Note 9 to our consolidated financial statements appearing under Part II, Item 8 of this Annual Report on Form 10-K.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We re-evaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to income tax expense in the period of change.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements appearing under Part II, Item 8 of this Annual Report on Form 10-K for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition of results of operations.

Emerging Growth Company and Smaller Reporting Company Status

Prior to December 31, 2023, we were an "emerging growth company", as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, and we were eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, less extensive disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation, and exemptions from stockholder approval of any golden parachute payments not previously approved.

Effective December 31, 2023, the Company exited its emerging growth company status and met the definition of a large accelerated filer, as defined under Rule 12b-2 of the Exchange Act. Therefore, we are required to comply with new or revised financial accounting standards as of the effective dates applicable to public companies that are not emerging growth companies. This change in filer status did not have a material impact on our financial statements. In accordance with SEC rules, we are availing ourselves of the exemptions from disclosure requirements, including certain of the reduced and scaled disclosure obligations, that are available to smaller reporting companies. However, beginning with our Quarterly Report on Form 10-Q for the quarter ending March 31, 2024, we will no longer be permitted to take advantage of the reduced reporting requirements applicable to smaller reporting companies.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

As of December 31, 2023, we had cash, cash equivalents and marketable securities of $578.9 million. We invest our excess cash primarily in money market funds and certificates of deposit, securities issued by the U.S. government and its agencies, corporate debt securities and commercial paper. We place our investments with high-quality credit issuers and, by policy, limit the amount of credit exposure to any one issuer. A portion of our investments consisting of interest-bearing securities are subject to interest rate risk and could decline in value due to a rise in interest rates. The portfolio includes cash equivalents and investments in marketable securities with active secondary or resale markets to ensure portfolio liquidity. Due to the conservative nature of these instruments and the short-term maturities of our investments, we do not believe that a change in market interest rates would have a significant negative impact on the value of our investment portfolio except for reduced income in a low interest rate environment.

As of December 31, 2023, our term loan borrowings outstanding were $24.8 million. The term loan has a variable interest rate calculated by reference to the Prime Rate and matures in 2027. We carry these instruments at face value, less unamortized discounts and issuance costs, on our accompanying consolidated balance sheets. Based on the outstanding balance at December 31, 2023, an immediate 10% change in interest rates would not have a material effect on the fair value of our term loan, and would not have a significant impact on our financial statements as we do not record debt at fair value.

Foreign Exchange Risk

As a result of our operations in Israel, we have exposure to fluctuations in exchange rates from transactions that are denominated in the New Israeli Shekel ("NIS"). The functional currency of our subsidiary in Israel is the U.S. Dollar. Our exposure arises primarily from cash, accounts payable and accrued expenses denominated in NIS. We have not hedged our foreign currency since the exposure has not been material to our historical operating results. Based on our foreign currency exchange rate exposures at December 31, 2023, a hypothetical 10% adverse fluctuation in the average exchange rate of the NIS would not have had a material impact on our consolidated financial statements. We will continue to monitor and evaluate our exposure to foreign exchange risk as a result of entering into transactions denominated in currencies other than the U.S. Dollar.

Item 8. Financial Statements and Supplementary Data.

89BIO, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
89bio, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of 89bio, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of an uncertain tax position

As discussed in Note 9 to the consolidated financial statements, the Company is involved in a tax proceeding in Israel. This proceeding involves uncertainties in the estimation of the related tax exposures. The Company has disclosed unrecognized tax benefits of $12.1 million as of December 31, 2023, a portion of which relates to the Israeli tax proceeding. As discussed in Note 2, the Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

We identified the evaluation of the uncertain tax positions impacted by the tax proceeding in Israel as a critical audit matter. Complex auditor judgment and specialized skills and knowledge were required to evaluate the Company's interpretation of tax law, judgments about the likelihood of the Company's position being sustained, and the estimates of the ultimate resolution of the tax positions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company's process to evaluate uncertain tax positions and to estimate the related exposures. We inquired of the Company's tax department and external tax professionals and inspected correspondence with the relevant tax authorities. We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the Company's interpretation of the tax law and its conclusions over the estimate of tax uncertainties based on their knowledge and experience regarding the application of relevant legislation by tax authorities and the courts. We performed an independent assessment of the tax position and the amount of unrecognized tax benefits and compared these results to the Company's assessment.

/s/ KPMG LLP

We have served as the Company's auditor since 2020.

San Francisco, California
March 1, 2024

89bio, Inc.
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	As of December 31,	
	2023	2022
Assets		
Current assets:		
Cash and cash equivalents	$ 316,161	$ 55,255
Marketable securities	262,709	132,905
Prepaid and other current assets	14,664	7,920
Total current assets	593,534	196,080
Operating lease right-of-use assets	2,293	363
Property and equipment, net	46	92
Other assets	396	289
Total assets	$ 596,269	$ 196,824
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 8,585	$ 12,502
Accrued expenses	20,530	11,944
Operating lease liabilities, current	496	168
Total current liabilities	29,611	24,614
Operating lease liabilities, non-current	1,817	186
Term loan, non-current, net	24,795	20,192
Other non-current liabilities	3,740	—
Total liabilities	59,963	44,992
Commitments and contingencies (Note 5)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.001 par value; 200,000,000 and 100,000,000 shares authorized and 93,269,377 and 50,560,590 shares issued and outstanding as of December 31, 2023 and 2022, respectively	93	51
Additional paid-in capital	993,455	467,374
Accumulated other comprehensive income (loss)	190	(350)
Accumulated deficit	(457,432)	(315,243)
Total stockholders' equity	536,306	151,832
Total liabilities and stockholders' equity	$ 596,269	$ 196,824

The accompanying notes are an integral part of these consolidated financial statements.

89bio, Inc.
Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

	Year Ended December 31,		
	2023	2022	2021
Operating expenses:			
Research and development	$ 122,230	$ 80,796	$ 70,330
General and administrative	28,974	21,453	19,413
Total operating expenses	151,204	102,249	89,743
Loss from operations	(151,204)	(102,249)	(89,743)
Interest expense	(4,794)	(1,922)	(674)
Interest income and other, net	17,676	2,164	148
Net loss before income tax	(138,322)	(102,007)	(90,269)
Income tax (expense) benefit	(3,867)	(19)	147
Net loss	$ (142,189)	$ (102,026)	$ (90,122)
Other comprehensive income (loss):			
Unrealized gain (loss) on marketable securities	547	(299)	(71)
Foreign currency translation adjustments	(7)	13	17
Total other comprehensive income (loss)	$ 540	$ (286)	$ (54)
Comprehensive loss	$ (141,649)	$ (102,312)	$ (90,176)
Net loss per share, basic and diluted	$ (2.00)	$ (2.93)	$ (4.48)
Weighted-average shares used to compute net loss per share, basic and diluted	71,172,870	34,806,349	20,098,340

The accompanying notes are an integral part of these consolidated financial statements.

89bio, Inc.
Consolidated Statements of Stockholders' Equity
(In thousands, except share amounts)

	Common Stock Shares	Common Stock Amounts	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2020	19,931,660	$ 20	$ 326,046	$ (10)	$ (123,095)	$ 202,961
Issuance of common stock in at-the-market public offerings, net of issuance costs	186,546	—	3,289	—	—	3,289
Issuance of common stock upon exercise of stock options	188,286	—	487	—	—	487
Issuance of common stock upon ESPP purchases	10,712	—	144	—	—	144
Issuance of common stock warrant in connection with term loan facility	—	—	574	—	—	574
Stock-based compensation	—	—	8,678	—	—	8,678
Net loss	—	—	—	—	(90,122)	(90,122)
Other comprehensive loss	—	—	—	(54)	—	(54)
Balance as of December 31, 2021	20,317,204	$ 20	$ 339,218	$ (64)	$ (213,217)	$ 125,957
Issuance of common stock and warrants in public offering, net of issuance costs	18,675,466	20	88,219	—	—	88,239
Issuance of common stock in at-the-market public offering, net of issuance costs	3,948,611	4	28,449	—	—	28,453
Issuance of common stock upon exercise of warrants	4,202,499	4	1,078	—	—	1,082
Issuance of common stock upon cashless exercise of warrants	3,143,682	3	(3)	—	—	—
Issuance of common stock upon exercise of stock options	151,061	—	305	—	—	305
Issuance of common stock upon ESPP purchases	18,364	—	50	—	—	50
Issuance of common stock upon vesting of restricted stock units, net of tax withholding for net share settlement	103,703	—	(298)	—	—	(298)
Stock-based compensation	—	—	10,356	—	—	10,356
Net loss	—	—	—	—	(102,026)	(102,026)
Other comprehensive loss	—	—	—	(286)	—	(286)
Balance as of December 31, 2022	50,560,590	51	467,374	(350)	(315,243)	151,832
Issuance of common stock and warrants in public offerings, net of issuance costs	37,029,105	37	458,553	—	—	458,590
Issuance of common stock in at-the-market public offerings, net of issuance costs	2,168,539	2	37,087	—	—	37,089
Issuance of common stock warrants related to term loan facility	—	—	482	—	—	482
Issuance of common stock upon exercise of warrants	2,927,570	3	15,587	—	—	15,590
Issuance of common stock upon exercise of stock options	247,162	—	730	—	—	730
Issuance of common stock upon vesting of restricted stock units, net of tax withholding for net share settlement	309,194	—	(2,732)	—	—	(2,732)
Issuance of common stock upon ESPP purchases	27,217	—	268	—	—	268
Stock-based compensation	—	—	16,106	—	—	16,106
Net loss	—	—	—	—	(142,189)	(142,189)
Other comprehensive income	—	—	—	540	—	540
Balance as of December 31, 2023	93,269,377	$ 93	$ 993,455	$ 190	$ (457,432)	$ 536,306

The accompanying notes are an integral part of these consolidated financial statements.

76

89bio, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net loss	$ (142,189)	$ (102,026)	$ (90,122)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock-based compensation	16,106	10,356	8,678
Net (accretion) amortization of investments in marketable securities	(6,242)	(980)	865
Amortization of debt discount and accretion of deferred debt costs	874	764	617
Loss on extinguishment of debt	1,208	—	—
Non-cash operating lease expense	223	175	—
Depreciation	50	65	79
Deferred tax assets	127	—	(150)
Changes in operating assets and liabilities:			
Prepaid and other assets	(6,921)	3,331	(5,672)
Accounts payable	(3,917)	5,659	4,778
Accrued expenses	7,876	1,750	4,146
Operating lease liabilities	(121)	(184)	—
Other non-current liabilities	3,740	—	—
Net cash used in operating activities	(129,186)	(81,090)	(76,781)
Cash flows from investing activities:			
Proceeds from sales and maturities of marketable securities	218,133	118,760	148,422
Purchases of marketable securities	(341,148)	(152,696)	(141,200)
Purchases of property and equipment	(4)	(7)	(63)
Net cash (used in) provided by investing activities	(123,019)	(33,943)	7,159
Cash flows from financing activities:			
Proceeds from issuance of common stock and warrants in public offerings, net of issuance costs	458,843	88,239	—
Proceeds from issuance of common stock in at-the-market public offering, net of issuance costs	37,089	28,453	3,289
Proceeds from term loan facility, net of issuance costs	24,363	—	19,951
Proceeds from issuance of common stock upon exercise of common stock warrants	15,590	1,082	—
Proceeds from issuance of common stock upon exercise of stock options	633	305	487
Proceeds from issuance of common stock upon ESPP purchases	268	50	144
Payments for taxes related to net share settlement upon vesting of restricted stock units	(2,275)	(298)	—
Repayment of term loan	(21,400)	—	—
Net cash provided by financing activities	513,111	117,831	23,871
Net change in cash and cash equivalents, and restricted cash	260,906	2,798	(45,751)
Cash and cash equivalents, and restricted cash at beginning of period	55,255	52,457	98,208
Cash and cash equivalents, and restricted cash at end of period	$ 316,161	$ 55,255	$ 52,457
Components of cash and cash equivalents, and restricted cash:			
Cash and cash equivalents	$ 316,161	$ 55,255	$ 52,432
Restricted cash	—	—	25
Total cash and cash equivalents, and restricted cash	$ 316,161	$ 55,255	$ 52,457
Supplemental disclosures of cash information:			
Cash paid for interest	$ 2,593	$ 1,076	$ 16
Cash paid for amounts included in the measurement of lease liabilities	$ 185	$ 234	$ —
Supplemental disclosures of noncash information:			
Unpaid offering costs included in accrued expenses	$ 253	$ —	$ —
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 2,080	$ —	$ —
Remeasurement of lease liability and right of use asset in connection with lease modification	$ —	$ 338	$ —
Issuance of common stock warrant in connection with term loan facility	$ 482	$ —	$ 574

The accompanying notes are an integral part of these consolidated financial statements.

89bio, Inc.
Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation

Description of Business

89bio, Inc. ("89bio" or the "Company") is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and cardio-metabolic diseases. The Company's lead product candidate, pegozafermin, a specifically engineered glycoPEGylated analog of fibroblast growth factor 21 ("FGF21"), is currently being developed for the treatment of nonalcoholic steatohepatitis ("NASH") (also known as metabolic dysfunction-associated steatohepatitis ("MASH")) and for the treatment of severe hypertriglyceridemia ("SHTG").

89bio, Inc. was formed as a Delaware corporation in June 2019 to carry on the business of 89Bio Ltd., which was incorporated in Israel in January 2018.

Liquidity

The Company has incurred significant losses and negative cash flows from operations since inception and had an accumulated deficit of $457.4 million as of December 31, 2023. The Company has historically financed its operations primarily through the sale of equity securities, including warrants, and from borrowings under term loan facilities. To date, none of the Company's product candidates have been approved for sale, and the Company has not generated any revenue from commercial products. The Company expects operating losses to continue and increase for the foreseeable future as the Company progresses its clinical development activities for its product candidates.

The Company believes its existing cash, cash equivalents and marketable securities of $578.9 million as of December 31, 2023 will be sufficient to fund its planned operating expense and capital expenditure requirements for a period of at least one year from the date of the issuance of these financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP").

Reclassifications

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. Specifically, the final payment fee of $0.5 million related to borrowings under the Company's 2021 Loan Agreement (see Note 6) was previously presented separately from "Term loan, non-current, net" under the caption "Other non-current liability" in the Form 10-K as of December 31, 2022. These captions have been combined in the consolidated balance sheet as of December 31, 2022 included within these financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying consolidated financial statements include but are not limited to accruals for uncertain tax positions, accrued research and development expenses and the valuation of stock options. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Foreign Currencies

The Company engages in foreign-currency-denominated transactions with certain vendors, as well as between subsidiaries with different functional currencies. The Company's subsidiary in Israel uses the U.S. dollar as its functional currency for financial reporting. Gains and losses from foreign-currency-denominated transactions, primarily denominated in New Israeli Shekels, were not material for all periods presented and are reflected in the consolidated statements of operations and comprehensive loss as a component of interest income and other, net. The Company's subsidiary in Lithuania uses the Euro as its functional currency for financial reporting. The re-measurement from Euros to U.S. dollars results in translation gain and loss adjustments, which are included in the consolidated balance sheets as part of accumulated other comprehensive loss.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are directly related to the amount of subjectivity with the inputs to the valuation of these assets or liabilities as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable inputs for similar assets or liabilities. These include quoted prices for identical or similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets Measured at Fair Value on a Recurring Basis

As of December 31, 2023 and 2022, marketable securities were the only financial instruments measured and recorded at fair value on a recurring basis on the Company's consolidated balance sheets.

Financial Instruments Not Carried at Fair Value

The Company's financial instruments, including cash, other current assets, accounts payable and accrued expenses are carried at cost which approximates their fair value because of the short-term nature of these financial instruments. The fair value of the Company's term loan approximates its carrying value, or amortized cost, due to the prevailing market rates of interest it bears.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents and marketable securities. Bank deposits are held by accredited financial institutions and these deposits may at times be in excess of insured limits. The Company limits its credit risk associated with cash and cash equivalents by placing them with financial institutions that it believes are of high quality. The Company has not experienced any losses on its deposits of cash or cash equivalents. The Company has established guidelines relative to diversification and maturities to maintain safety and liquidity and limits amounts invested in marketable securities by credit rating, maturity, industry group, investment type and issuer, except for securities issued by the U.S. government. The Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to its marketable securities portfolio.

Other Risks and Uncertainties

The Company's future results of operations involve a number of other risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, the Company's early stages of clinical drug development; the Company's ability to advance product candidates into, and successfully complete, clinical trials on the timelines it projects; the Company's ability to adequately demonstrate sufficient safety and efficacy of its product candidates; the Company's ability to enroll patients in its ongoing and future clinical trials; the Company's ability to successfully manufacture and supply its product candidates for clinical trials; the Company's ability to obtain additional capital to finance its operations; uncertainties related to the projections of the size of patient populations suffering from the diseases the Company is targeting; the Company's ability to obtain, maintain, and protect its intellectual property rights; developments relating to the Company's competitors and its industry, including competing product candidates and therapies; general economic and market conditions; and other risks and uncertainties.

The Company's product candidates will require approvals from the U.S. Food and Drug Administration and comparable foreign regulatory agencies prior to commercial sales in their respective jurisdictions. There can be no assurance that any product candidates will receive the necessary approvals. If the Company is denied approval, approval is delayed or the Company is unable to maintain approval for any product candidate, it could have a materially adverse impact on the Company.

Segment Reporting

Operating segments are defined as components of an enterprise that have the following characteristics: (i) they engage in business activities from which they may earn revenue and incur expense, (ii) their operating results are regularly reviewed by the chief operating decision maker ("CODM") for resource allocation decisions and performance assessment, and (iii) their discrete financial information is available. The Company's CODM is its Chief Executive Officer. The Company and the CODM view the Company's operations and manage its business in one operating segment.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents primarily consist of amounts invested in money market funds, commercial paper and U.S. government treasury securities and are carried at fair value.

Marketable Securities

The Company invests its excess cash in marketable securities with high credit ratings including money market funds, commercial paper, securities issued by the U.S. government and its agencies and corporate debt securities. The Company accounts for all marketable securities as available-for-sale, as the sale of such securities may be required prior to maturity. These marketable securities are carried at fair value, with unrealized gains and losses reported as accumulated other comprehensive income (loss) until realized. The cost of debt securities is adjusted for accretion of premiums and amortization of discounts to maturity. Such amortization and accretion, as well as interest and dividends, are included in interest income and other, net. Realized gains and losses from the sale of available-for-sale securities, if any, are determined on a specific identification basis and are also included in interest income and other, net. The Company's marketable securities are classified as current assets, which reflects management's intention to use the proceeds from sales of these securities to fund its operations, as necessary, even though the stated maturity date may be one year or more beyond the current balance sheet date.

The Company periodically assesses its available-for-sale marketable securities for impairment. For marketable securities in an unrealized loss position, this assessment first takes into account the Company's intent to sell, or whether it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of these criteria are met, the marketable security's amortized cost basis is written down to fair value through interest income and other, net. For marketable securities in an unrealized loss position that do not meet the aforementioned criteria, the Company assesses whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss may exist, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses will be recorded in interest income and other, net, limited by the amount that the fair value is less than the amortized cost basis. Any additional impairment not recorded through an allowance for credit losses is recognized in other comprehensive loss. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. These changes are recorded in interest income and other, net.

Leases

The Company has noncancellable operating leases for office space. Beginning in 2022, the Company accounts for leases in accordance with Accounting Standards Update ("ASU") 2016-02, *Leases* (*Topic 842*). The Company determines if an arrangement is a lease or contains an embedded lease at inception. The Company accounts for a contract as a lease when it has the right to control the asset for a period of time while obtaining substantially all of the asset's economic benefits. For arrangements that meet the definition of a lease, the Company determines the initial classification and measurement of its right-of-use ("ROU") asset and lease liability at the lease commencement date and thereafter if modified. Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make the contractual lease payments over the lease term. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The operating lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. The lease liability is subsequently measured at amortized cost using the effective-interest method. The lease term includes any renewal options that the Company is reasonably assured to exercise. The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its estimated collateralized incremental borrowing rate that the Company would pay for a similar amount and term. The Company has elected not to record leases with an original term of twelve months or less on its consolidated balance sheets. The Company does not have any material short-term leases.

In addition, the Company's leases may require the Company to pay additional costs, such as utilities, maintenance, and other operating costs, which are generally referred to as non-lease components and vary based on future outcomes. The Company has elected to not separate lease and non-lease components. Only the fixed costs for lease components and their associated non-lease components are accounted for as a single lease component and recognized as part of a ROU asset and lease liability. Any variable expenses are recognized in operating expenses as incurred. Lease expense for an operating lease liability is recognized on a straight-line basis over the lease term and is included in operating expenses in the consolidated statements of operations and comprehensive loss.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, generally ranging from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the assets' estimated useful life or the remaining term of the lease. Upon retirement or sale of the assets, the cost and related accumulated depreciation and amortization are removed from the consolidated balance sheets and the resulting gains or losses are recorded in the consolidated statements of operations and comprehensive loss. Maintenance and repair costs are expensed as incurred.

Impairment of Long-Lived Assets

The Company periodically evaluates its long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets or group of assets may not be fully recoverable. If indicators of impairment exist and the undiscounted future cash flows that the assets are expected to generate are less than the carrying value of the assets, then the Company will reduce the carrying amount of the assets through an impairment charge, to their estimated fair values based on a discounted cash flow approach or, when available and appropriate, to comparable market values. There were no such indicators for the periods presented.

Accrued Research and Development Expenses

The Company records preclinical and clinical study and research expenses based on the services performed, pursuant to contracts with research institutions that conduct and manage preclinical and clinical studies and research services on its behalf. The majority of these expenses are recorded based on invoices and statements received from these vendors. The Company also records these expenses based upon the estimated services provided but not yet invoiced. Liabilities associated with these expenses are included in accrued expenses in the consolidated balance sheets. These costs are a component of the Company's research and development expenses.

In making these estimates of services provided but not yet invoiced or for which statements have not been received from vendors, the Company considers factors such as estimates of the progress of work completed in accordance with agreements established with its third-party service providers. As actual costs become known, the Company adjusts its accrued expenses. The Company has not experienced any material differences between accrued costs and actual costs incurred. However, the status and timing of actual services performed may vary from the Company's estimates, resulting in adjustments to expense in future periods. Changes in these estimates that result in material changes to the Company's accrued expenses could materially affect the Company's results of operations. Contingent milestone payments, if any, are recognized when payment becomes probable and reasonably estimable, which is generally upon achievement of the milestone.

Warrants to Purchase Common Stock

The Company classifies warrants indexed to its common stock and meeting the requirements for equity classification within stockholders' equity. This assessment is conducted at the time of warrant issuance and as of each reporting period that the warrants remain outstanding.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for the development of the Company's lead product candidate, pegozafermin. Research and development expenses consist primarily of external costs related to preclinical and clinical development and related supplies and personnel costs. Personnel costs consist of salaries, employee benefits and stock-based compensation for individuals involved in research and development efforts. Payments associated with agreements to acquire licenses to develop, use, manufacture and commercialize products and purchases of pegozafermin from contract manufacturing organizations that have not reached technological feasibility and do not have alternate future commercial use are expensed as incurred.

Stock-Based Compensation

The Company utilizes stock options, restricted stock units ("RSUs") and performance stock units ("PSUs") for equity compensation. The Company measures its equity awards made to employees, directors, and non-employee service providers based on estimated fair values and recognizes stock-based compensation over the requisite service period. The Company accounts for forfeitures as they occur.

The Company estimates the fair value of stock option awards on the date of grant using a Black-Scholes option pricing model. The Company recognizes compensation for stock option awards, including awards with graded-vesting, on a straight-line basis over the requisite service period.

The Black-Scholes option pricing model requires a number of assumptions, of which the most significant are expected volatility, expected option term (the time from the grant date until the options are exercised or expire), risk-free rate, and expected dividend rate. These assumptions include:

- Expected volatility—The Company has a limited trading history for its common stock. As a result, the Company estimates expected volatility based on a combination of its own historical stock price volatility and that of a publicly traded set of peer companies such that the time period over which historical volatility data used is at least equal to the expected term of the option award. The peer companies were chosen based on their similar size, stage in the life cycle, or area of specialty.

- Expected term—The expected term of options granted to employees and directors is determined using the "simplified" method. Under this approach, the expected term is presumed to be the midpoint between the weighted-average vesting term and the contractual term of the option. The simplified method makes the assumption that the employee will exercise stock options evenly over the period when the stock options are vested and ending on the date when the stock options would expire. The expected option term for options granted to non-employees is estimated on a grant-by-grant basis.

- Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon bonds in effect on the grant date for periods with an equivalent expected term as the option.

- Expected dividend—The Company has never paid dividends and has no foreseeable plans to pay dividends on its shares of common stock. Therefore, an expected dividend of zero is used.

The grant date fair value of RSUs and PSUs are based on the closing price of the Company's common stock on the date of grant. RSUs are service-based awards and are recognized over the requisite service period on a straight-line basis. Compensation expense for PSUs is recognized over the estimated service period for each tranche of an award (the accelerated attribution method) when its performance condition is deemed probable of achievement. For PSUs containing performance conditions which were not deemed probable of achievement, no stock compensation expense is recognized. Additionally, at each reporting period, the Company evaluates the probable outcome of the performance conditions and as applicable, recognizes the cumulative effect of the change in estimate in the period of the change.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has established full valuation allowances on its U.S. deferred tax assets because realization of these tax benefits through future taxable income is not more likely than not as of December 31, 2023 and 2022. The Company intends to maintain the valuation allowances until sufficient positive evidence exists to support the reversal of the valuation allowances.

The calculation of the Company's accruals for tax contingencies involves dealing with uncertainties in the application of complex tax laws. The Company's estimates for the potential outcome of any uncertain tax issue are based on the detailed facts and circumstances of each issue. Resolution of these uncertainties in a manner inconsistent with the Company's expectations could have a material impact on its results of operations and financial condition. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires the Company to determine the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to tax expense in the period. Interest and penalties related to unrecognized tax benefits are included within income tax (expense) benefit.

Basic and Diluted Net Loss per Share

Basic and diluted net loss per share is calculated based upon the weighted-average number of shares of common stock outstanding during the period. Shares of common stock that are potentially issuable for little or no cash consideration at issuance, such as the Company's pre-funded warrants issued in July 2022 and December 2023 are included in the calculation of basic and diluted net loss per share, even if they are antidilutive.

During periods of income, participating securities are allocated a proportional share of income determined by dividing total weighted-average participating securities by the sum of the total weighted-average common shares and participating securities (the "two-class method"). Shares of the Company's common stock warrants participate in any dividends that may be declared by the Company and are therefore considered to be participating securities. Participating securities have the effect of diluting both basic and diluted earnings per share during periods of income. During periods of loss, no loss is allocated to participating securities since they have no contractual obligation to share in the losses of the Company. Diluted loss per share is computed after giving consideration to the dilutive effect of stock options, RSUs, PSUs and common stock warrants, except where such non-participating securities would be anti-dilutive. As the Company incurred net losses for the periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive.

Comprehensive Loss

The Company's comprehensive loss is comprised of net loss and changes in unrealized gains or losses on marketable securities and foreign currency translation adjustments.

Recently Adopted Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40)—Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"), which simplifies the accounting for convertible instruments, amends the guidance on derivative scope exceptions for contracts in an entity's own equity, and modifies the guidance on diluted earnings per share calculations as a result of these changes. The Company early adopted ASU 2020-06 as of January 1, 2023, using a modified retrospective approach and the adoption did not have a material impact on the Company's consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. ASU 2023-07 requires disclosures to include significant segment expenses that are regularly provided to the CODM, a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The ASU also requires all annual disclosures required by Topic 280 to be included in interim periods. The ASU is effective for the Company's annual periods beginning on January 1, 2024 and interim periods beginning on January 1, 2025. Early adoption is permitted and requires retrospective application to all prior periods presented in the financial statements. The Company is currently evaluating the effect of adopting this new accounting guidance on its financial statement disclosures.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires companies to disclose, on an annual basis, specific categories in the effective tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires companies to disclose additional information about income taxes paid. The ASU is effective for the Company's annual periods beginning on January 1, 2025 and will be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating the effect of adopting this new accounting guidance on its financial statement disclosures.

3. Fair Value Measurements

The following table presents the Company's financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2023 (in thousands):

	Valuation Hierarchy	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Money market funds	Level 1	$ 493	$ —	$ —	$ 493
Commercial paper	Level 2	94,261	—	(55)	94,206
U.S. government bonds	Level 2	137,976	250	(142)	138,084
Agency bonds	Level 2	45,481	152	(44)	45,589
Corporate debt securities	Level 2	3,177	—	(12)	3,165
U.S. Treasury securities	Level 2	71,754	36	(1)	71,789
Agency discount securities	Level 2	7,975	1	—	7,976
Total cash equivalents and marketable securities		$ 361,117	$ 439	$ (254)	$ 361,302
Classified as:					
Cash equivalents					$ 98,593
Marketable securities					262,709
Total cash equivalents and marketable securities					$ 361,302

The following table presents the Company's financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2022 (in thousands):

	Valuation Hierarchy	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Money market funds	Level 1	$ 18,224	$ —	$ —	$ 18,224
Commercial paper	Level 2	104,279	1	(84)	104,196
U.S. government bonds	Level 2	18,225	1	(109)	18,117
Agency bonds	Level 2	13,986	—	(78)	13,908
Corporate debt securities	Level 2	10,488	—	(62)	10,426
U.S. Treasury securities	Level 2	7,414	1	(21)	7,394
Agency discount securities	Level 2	5,216	9	—	5,225
Non-U.S. debt securities	Level 2	3,975	—	(20)	3,955
Total cash equivalents and marketable securities		$ 181,807	$ 12	$ (374)	$ 181,445
Classified as:					
Cash equivalents					$ 48,540
Marketable securities					132,905
Total cash equivalents and marketable securities					$ 181,445

The valuation techniques used to measure the fair values of the Company's Level 2 financial instruments, which generally have counterparties with high credit ratings, are based on quoted market prices when available. If quoted market prices are not available, the fair value for the security is estimated under the market or income approach using pricing models with market observable inputs.

The following table summarizes the Company's cash equivalents and marketable securities by contractual maturity as of December 31, 2023 (in thousands):

Within one year	$	290,756
After one year through two years		70,546
Total cash equivalents and marketable securities	$	361,302

During 2023 and 2022, the Company did not recognize an allowance for credit-related losses or an other-than-temporary impairment charge for any of its investments, respectively.

4. Consolidated Balance Sheet Components

Prepaid and other current assets consist of the following as of the periods presented (in thousands):

	As of December 31,		
	2023		2022
Prepaid research and development	$ 11,579	$	5,727
Prepaid taxes	614		646
Prepaid other	2,471		1,547
Total prepaid and other current assets	$ 14,664	$	7,920

Accrued expenses consist of the following as of the periods presented (in thousands):

	As of December 31,		
	2023		2022
Accrued research and development expenses	$ 13,017	$	6,499
Accrued employee and related expenses	6,248		4,165
Accrued professional and legal fees	1,110		1,052
Accrued other expenses	155		228
Total accrued expenses	$ 20,530	$	11,944

5. Commitments and Contingencies

Leases

The Company's operating lease obligations consist of leases for office space in two buildings in San Francisco.

In November 2023, the Company entered into a lease ("2023 Lease") with respect to approximately 17,616 square feet of office space in San Francisco, California for a lease term commencing in the fourth quarter of 2023 and ending in March 2027. The 2023 Lease does not provide for any extension or renewal options. The 2023 Lease includes an abatement period in which the Company is not required to remit monthly rent payments until April 2024 and has escalating rent payments during the lease term. In addition, the fixed lease payments also cover the Company's proportionate share of certain operating expenses. The Company recognizes lease expense on a straight-line basis over the term of the 2023 Lease, including any rent-free periods. All fixed lease payments have been included in the measurement of right-of-use assets and lease liabilities in accordance with the Company's accounting policy to not separate lease and nonlease components of contracts.

The Company also has a lease for approximately 3,600 square feet of office space in San Francisco that expires in January 2025 with an option to renew for an additional year.

For the years ended December 31, 2023 and 2022, lease expense was $0.3 million and $0.2 million, respectively. Rent expense was not material in 2021. Variable lease payments and short-term lease costs were not material for all periods presented. As of December 31, 2023, the weighted-average remaining lease term was 3.1 years and the Company's weighted-average incremental borrowing rate used to determine operating lease liabilities was 12.9%.

As of December 31, 2023, the undiscounted future minimum lease payments due under the Company's non-cancellable operating leases were as follows (in thousands):

2024	$	774
2025		917
2026		937
2027		240
Total undiscounted future minimum lease payments	$	2,868
Less: imputed interest		(555)
Present value of operating lease liabilities	$	2,313

Asset Transfer and License Agreement with Teva Pharmaceutical Industries Ltd

In April 2018, the Company concurrently entered into two Asset Transfer and License Agreements (the "Teva Agreements") with Teva Pharmaceutical Industries Ltd ("Teva") under which it acquired certain patents and intellectual property relating to two programs: (1) Teva's glycoPEGylated FGF21 program, including the compound TEV-47948 (pegozafermin), a glycoPEGylated long-acting FGF21 and (2) Teva's development program of small molecule inhibitors of Fatty Acid Synthase. Pursuant to the Teva Agreements, the Company paid Teva an initial nonrefundable upfront payment of $6.0 million. In addition, with respect to each product candidate covered by the Teva Agreements, the Company is required to pay Teva $2.5 million upon the achievement of a specified clinical development milestone, and additional payments totaling up to $65.0 million upon achievement of certain commercial milestones. The Company is also obligated to pay Teva tiered royalties at percentages in the low-to-mid single-digits on worldwide net sales on all products containing the Teva compounds.

The Teva Agreements can be terminated (i) by the Company without cause upon 120 days' written notice to Teva, (ii) by either party, if the other party materially breaches any of its obligations under the Teva Agreements and fails to cure such breach within 60 days after receiving notice thereof, or (iii) by either party, if a bankruptcy petition is filed against the other party and is not dismissed within 60 days. In addition, Teva can also terminate the agreement related to the Company's glycoPEGylated FGF21 program in the event the Company, or any of its affiliates or sublicensees, challenges any of the Teva patents licensed to the Company, and the challenge is not withdrawn within 30 days of written notice from Teva.

In the fourth quarter of 2023, the Company made a $2.5 million milestone payment to Teva following the achievement of a clinical development milestone under the FGF21 program in SHTG, and accordingly, the Company recorded research and development expense of $2.5 million.

6. Term Loan Facilities

2021 Loan Agreement

In April 2020, the Company entered into a Loan and Security Agreement, (the "Loan Agreement") with the lenders referred to therein, and Silicon Valley Bank ("SVB"), as collateral agent. The Loan Agreement as amended in May 2021 (the "2021 Loan Agreement") provided for (i) a secured term A loan facility (the "Term A Loan Facility") of up to $20.0 million and (ii) a secured term B loan facility (the "Term B Loan Facility") of up to $5.0 million. The Term A Loan Facility of $20.0 million was fully drawn as of December 2022 and the Term B Loan Facility expired undrawn.

In January 2023, the Company executed a loan and security agreement with new lenders (the "2023 Loan Agreement") and used the borrowings to repay in full the outstanding principal, final payment fee, prepayment fee and interest due under the 2021 Loan Agreement of $21.4 million. The Company recorded a loss on debt extinguishment of $1.2 million, which was recognized as a component of interest expense on the Company's consolidated statements of operations and comprehensive loss.

2023 Loan Agreement

In January 2023, the Company executed the 2023 Loan Agreement with the lenders referred to therein, K2 HealthVentures LLC ("K2HV") as administrative agent and Ankura Trust Company, LLC as collateral agent. The

2023 Loan Agreement provides for up to $100.0 million in aggregate principal in term loans, consisting of an initial tranche of $25.0 million that was funded at closing, second and third tranches of $15.0 million and $10.0 million, respectively, that may be funded upon the achievement of certain time-based, clinical and regulatory milestones, and a fourth tranche of up to $50.0 million that may be funded upon discretionary approval by the lenders. As of December 31, 2023, the second tranche of $15.0 million expired undrawn.

Borrowings under term loans are secured by substantially all of the assets of the Company, excluding the Company's intellectual property. The 2023 Loan Agreement contains customary representations and warranties, restricts certain activities and includes customary events of default, including payment default, breach of covenants, change of control, and material adverse effects. In addition, starting January 1, 2024, the Company is required to maintain minimum unrestricted cash and cash equivalents equal to 5.0 times the average change in cash and cash equivalents measured over the trailing three-month period.

Borrowings under the term loan facility mature on January 1, 2027 and provide for interest-only payments until February 1, 2025. Consecutive equal payments of principal and interest are due once the interest-only period has elapsed. The term loans bear interest equal to the greater of (i) 8.45% and (ii) the sum of (a) the Prime Rate as reported in The Wall Street Journal plus (b) 2.25%. The interest rate on the first term loan was 9.75% at inception and 10.75% as of December 31, 2023. In addition, a final payment fee equal to 5.95% of the principal amount of the term loans is due upon the earlier of prepayment or maturity of the term loans. The Company has the option to prepay the entire outstanding balance of the term loans subject to a prepayment fee ranging from 1.0% to 3.0% depending on the timing and circumstances of such prepayment. A commitment fee equal to 0.6% of the principal amount of the fourth term loan is also payable if drawn.

K2HV has an option to convert up to an aggregate of $7.5 million of the principal amount of the term loans then outstanding into shares of the Company's common stock at a conversion price of $12.6943 per share at any time prior to full repayment of the term loans. This embedded conversion option qualifies for a scope exception from derivative accounting because it is both indexed to the Company's own stock and meets the conditions for equity classification.

Total debt issuance costs related to the first term loan of $0.8 million, which includes the fair value of the warrant that became exercisable as a result of the funding of the first term loan (discussed below), were recorded as debt discount. The debt discount, together with the final payment fee, are recognized as interest expense using the effective interest method. For the year ended December 31, 2023, the weighted-average effective interest rate on outstanding borrowings under the 2023 Loan Agreement was approximately 13.3%.

As of December 31, 2023, the Company's maturities of principal obligations under the term loan were as follows (in thousands):

2024	$ —
2025	10,774
2026	13,036
2027	1,190
Total principal outstanding	25,000
Plus accumulated accretion of final payment fee	388
Less unamortized debt discount	(593)
Total net carry value	24,795
Term loan, current portion	—
Term loan, non-current, net	$ 24,795

Warrants

In January 2023, in connection with the 2023 Loan Agreement, the Company issued the lenders a warrant to purchase up to an aggregate of 204,815 shares of the Company's common stock at an exercise price of $9.7649 per share (the "warrant shares") that expires in January 2033. The warrant shares become exercisable upon the funding of each term loan. In connection with the first term loan that was funded at closing, 51,204 of the warrant shares became exercisable. The warrant shares cannot be settled for cash and include a cashless exercise feature allowing the holder to receive shares net of shares withheld in lieu of the exercise price. The warrant shares also provide for automatic cashless exercise under certain specific conditions and settlement is permitted in unregistered shares. The 51,204 warrant shares meet the requirements for equity classification.

The Company determined the fair value of the 51,204 warrant shares issued using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 3.9%, no dividends, expected volatility of 93.8% and expected term of 10.0 years.

Of the remaining 153,611 warrant shares (the "contingent warrants"), 122,889 warrant shares are contingently exercisable upon the funding of each subsequent term loan drawn and have the same exercise price and contractual term and 30,722 warrant shares associated with the second term loan facility expired on September 30, 2023. The contingent warrants did not meet the derivative scope exception or equity classification criteria and were accounted for as a derivative liability. The contingent warrants' initial fair value and fair value as of December 31, 2023, determined using a probability weighted Black-Scholes option pricing model, was insignificant. The contingent warrants derivative liability is remeasured at each reporting period until settled or extinguished with subsequent changes in fair value recorded as interest expense in the consolidated statements of operations and comprehensive loss.

7. Stockholders' Equity

Changes in Authorized Capital Stock

On June 5, 2023, the Company's stockholders approved and, on June 8, 2023, the Company filed a Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to increase the total number of authorized shares of common stock from 100.0 million to 200.0 million. The total number of shares of preferred stock authorized for issuance by the Company remained unchanged at 10.0 million.

As of December 31, 2023, common stock reserved for future issuance, on an as-if-converted basis, were as follows:

Stock options outstanding	4,686,577
RSUs and PSUs outstanding	987,550
Shares available for future grants under equity incentive plans	1,790,684
Shares available for future issuance under the employee stock purchase plan	1,207,607
Warrants to purchase common stock outstanding	10,412,806
Pre-funded warrants to purchase common stock outstanding	1,881,081
Conversion feature related to outstanding term loan	590,816
Total shares of common stock reserved	21,557,121

At-the-Market Offerings

In March 2021, the Company entered into an at-the-market sales agreement (as amended, the "Sales Agreement") with Leerink Partners LLC and Cantor Fitzgerald & Co. (the "Sales Agents") pursuant to which the Company may offer and sell shares up to $75.0 million of its common stock (the "2021 ATM Facility") from time to time pursuant to an effective registration statement. The Sales Agents are entitled to compensation at a commission of up to 3.0% of the aggregate gross sales price per share sold under the Sales Agreement. In 2021 and 2022, the Company sold 186,546 and 3,948,611 shares of its common stock under the 2021 ATM Facility and received net proceeds of $3.3 million and $28.5 million, respectively. In February 2023, the Company sold 968,000 shares of its common stock under the 2021 ATM Facility and received net proceeds of $13.4 million.

In February 2023, the Company entered into an amendment to the Sales Agreement, pursuant to which the Company may offer and sell up to $150.0 million of its common stock (the "2023 ATM Facility") pursuant to an effective registration statement. In June 2023, the Company sold 1,200,539 shares of its common stock under the 2023 ATM Facility and received net proceeds of $23.7 million. As of December 31, 2023, there was $125.9 million remaining for future sales under the 2023 ATM Facility.

Underwritten Public Offerings

In July 2022, the Company completed an underwritten public offering of its common stock, warrants to purchase shares of its common stock and pre-funded warrants to purchase shares of its common stock. The Company sold 18,675,466 shares of its common stock with accompanying warrants to purchase up to 9,337,733 shares of its common stock at a combined public offering price of $3.55 per share. The Company also sold 7,944,252 pre-funded warrants to purchase shares of its common stock with accompanying warrants to purchase up to 3,972,126 shares of its common stock at a combined public offering price of $3.549 per pre-funded warrant, which represents the per share public offering price for the common stock less $0.001 per share, the exercise price for each pre-funded warrant. The Company raised net proceeds of $88.2 million, after deducting underwriting discounts and commissions of $5.7 million and other offering costs of $0.6 million.

The exercise of the outstanding warrants is subject to a beneficial ownership limitation of 9.99%, or at the election of the holder prior to the issuance of the warrant, 4.99%. The exercise of the outstanding pre-funded warrants is subject to a beneficial ownership limitation of 9.99%, or at the election of the holder prior to the issuance of the pre-funded warrant, 4.99%, which a holder may increase or decrease from time to time but shall not exceed 19.99%. The exercise price and number of shares of common stock issuable upon the exercise of the warrants and pre-funded warrants are subject to adjustment in the event of any stock dividends, stock splits, reverse stock split, recapitalization, or reorganization or similar transaction, as described in the agreements. Under certain circumstances, the warrants and pre-funded warrants may be exercisable on a "cashless" basis. The warrants and pre-funded warrants were classified as a component of stockholders' equity and additional paid-in capital because such warrants and pre-funded warrants (i) are freestanding financial instruments that are legally detachable and separately exercisable from the equity instruments, (ii) are immediately exercisable, (iii) do not embody an obligation for the Company to repurchase its shares, (iv) permit the holders to receive a fixed number of common shares upon exercise, (v) are indexed to the Company's common stock and (vi) meet the equity classification criteria. In addition, the warrants and pre-funded warrants do not provide any guarantee of value or return.

In March 2023, the Company completed an underwritten public offering of its common stock. The Company sold 19,461,538 shares of its common stock at a public offering price of $16.25 per share. The Company raised aggregate proceeds of $296.8 million, net of underwriting discounts and commissions of $19.0 million and other offering costs of $0.5 million.

In December 2023, the Company completed an underwritten public offering of its common stock and pre-funded warrants to purchase shares of its common stock. The Company sold 17,567,567 shares of its common stock at a public offering price of $9.25 per share. The Company also sold 1,081,081 pre-funded warrants to purchase shares of its common stock at $9.249 per share, which represents the per share public offering price for the common stock less $0.001 per share, the exercise price for each pre-funded warrant. The Company raised net proceeds of $161.8 million, after deducting underwriting discounts and commissions of $10.4 million and other offering costs of $0.4 million. The terms and conditions of the pre-funded warrants and rights and obligations of the holder are the same as the pre-funded warrants sold in the July 2022 public offering and are described above.

Common Stock Warrants

As of December 31, 2023, the Company's outstanding warrants to purchase shares of its common stock were as follows:

	Shares of Common Stock Underlying Warrants	Exercise Price Per Share	Expiration Date
Warrant issued in connection with term loan (SVB)	25,000	$ 22.06	June 30, 2025
Warrant issued in connection with term loan (SVB)	33,923	$ 19.12	May 28, 2031
Warrants issued in connection with term loan facility (K2HV)	174,093	$ 9.76	January 27, 2033
Warrants issued in public offering	10,179,790	$ 5.325	July 1, 2024
Pre-funded warrants issued in public offerings	1,881,081	$ 0.001	Do not expire
Total outstanding	12,293,887		

8. Stock-Based Compensation

Summary of Equity Incentive Plans

2019 Plan

In September 2019, the Company's board of directors adopted the 2019 Equity Incentive Plan (the "2019 Plan"), which also became effective in September 2019. The Company initially reserved 2,844,193 shares of common stock for issuance under the 2019 Plan. In addition, the number of shares of common stock reserved for issuance under the 2019 Plan will automatically increase on the first day of January for a period of up to ten years in an amount equal to 4% of the total number of shares of the Company's capital stock outstanding on the immediately preceding December 31, or a lesser number of shares determined by the Company's board of directors.

The board of directors determines the period over which options become exercisable and options generally vest over a four-year period, with 25% of options vesting on the first anniversary of employment, and thereafter, the remaining options vesting quarterly, over the following 36-month period. The options expire within ten years from the date of grant. The exercise price of awards granted will not be less than the estimated fair value of the shares on the date of grant. The 2019 Plan also permits the board of directors to grant restricted stock units, which are subject to continued service conditions.

Inducement Plan

In February 2023, the Company's board of directors adopted the 2023 Inducement Plan (the "Inducement Plan") and reserved 1,500,000 shares of common stock for issuance. The Inducement Plan is a non-stockholder approved stock plan adopted pursuant to the "inducement exception" provided under Nasdaq listing rules. Under the Inducement Plan, the Company may grant RSUs, PSUs, nonstatutory stock options, stock appreciation rights and restricted stock awards to new hires who satisfy the requirements to be granted inducement grants under Nasdaq rules as an inducement material to the individual's entry into employment with the Company. The terms of the Inducement Plan are substantially similar to the terms of the 2019 Plan.

Employee Stock Purchase Plan

In October 2019, the Company's board of directors adopted the 2019 Employee Stock Purchase Plan ("ESPP"), which became effective in November 2019. The Company initially reserved 225,188 shares of common stock for purchase under the ESPP. The number of shares of common stock reserved for issuance under the ESPP will automatically increase on the first day of January for a period of up to ten years in an amount equal to 1% of the total number of shares of the Company's common stock outstanding on the immediately preceding December 31, or a lesser number of shares determined by the Company's board of directors. The Company typically makes two offerings each year to eligible employees to purchase stock under the ESPP and each offering has a duration of approximately six months. For each offering period, ESPP participants will purchase shares of common stock at a price per share equal to 85% of the lesser of the fair market value of the Company's common stock on (1) the first trading day of the applicable offering period or (2) the last trading day of the applicable offering period.

Equity Incentive Plans Activity

Stock Options

The following table summarizes stock option activity for the year ended December 31, 2023:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In thousands)
Balance outstanding as of December 31, 2022	3,161,917	$ 12.80	7.9	$ 16,612
Granted	1,952,900	14.65		
Exercised	(247,162)	2.95		
Cancelled and forfeited	(181,078)	12.40		
Balance outstanding as of December 31, 2023	4,686,577	$ 14.11	7.9	$ 11,712
Exercisable as of December 31, 2023	2,043,280	$ 14.70	6.6	$ 8,123

The following table presents the weighted-average grant date fair value of options granted for the periods presented and the assumptions used to estimate those values using a Black-Scholes option pricing model:

	Year Ended December 31,		
	2023	2022	2021
Weighted-average grant date fair value	$11.43	$3.38	$16.18
Expected term (years)	5.5-6.1	5.5-6.3	5.5-6.1
Expected volatility	91.5-99.2%	89.9-91.0%	86.9-91.9%
Risk-free interest rate	3.4-4.6%	1.6-3.9%	0.7-1.3%
Expected dividend	—	—	—

Compensation expense related to stock option awards were $11.7 million, $7.6 million and $7.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. The intrinsic value of stock options exercised during the years ended December 31, 2023, 2022 and 2021 was $3.2 million, $0.6 million and $3.6 million, respectively.

As of December 31, 2023, there was $21.7 million of unrecognized stock-based compensation related to unvested stock options, which is expected to be recognized over a weighted-average period of 2.6 years.

Restricted Stock Units and Performance Stock Units

RSUs generally vest annually over a two or three-year period. PSUs generally contain performance conditions associated with corporate goals, such as achievement of certain development milestones, that vests upon achievement over a one to three-year period.

The following table summarizes RSU and PSU activity for the year ended December 31, 2023:

	RSUs		PSUs	
	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Balance outstanding as of December 31, 2022	645,986	$ 5.43	449,752	$ 6.25
Granted	379,075	15.02	—	—
Vested	(334,688)	5.36	(150,584)	6.82
Canceled	(1,991)	11.80	—	—
Balance outstanding as of December 31, 2023	688,382	10.72	299,168	5.96

Compensation expense related to RSUs and PSUs were $4.3 million, $2.7 million and $1.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. The total fair value of RSUs and PSUs that vested during the years ended December 31, 2023, 2022, and 2021 was $7.5 million, $0.9 million and nil, respectively.

As of December 31, 2023, total unrecognized stock-based compensation expense related to RSUs and PSUs was $5.3 million, which is expected to be recognized over a weighted-average period of 1.5 years.

ESPP

For the years ended December 31, 2023, 2022 and 2021, the number of shares of common stock issued under the Company's ESPP were 27,217, 18,364 and 10,712, respectively.

Stock-Based Compensation Expense Allocation

The Company recorded stock-based compensation for the periods indicated as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Research and development	$ 7,010	$ 4,094	$ 2,966
General and administrative	9,096	6,262	5,712
Total stock-based compensation	$ 16,106	$ 10,356	$ 8,678

9. Income Taxes

Tax Rates Applicable to the Income of the Company and its Subsidiaries

The Company is taxed according to U.S. federal and state tax laws and Israeli tax laws. The statutory tax rates applicable to the income of the Company and its subsidiaries for the periods presented were as follows:

	Year Ended December 31,		
	2023	2022	2021
89bio, Inc.	21%	21%	21%
89Bio Ltd.	23%	23%	23%
89bio Management, Inc.	21%	21%	21%
UAB 89bio Lithuania	15%	15%	15%

The income tax (expense) benefit for the periods presented is comprised of (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Current:			
Federal	$ —	$ —	$ —
State	—	(3)	(2)
Foreign	(3,740)	(16)	(1)
Total current	(3,740)	(19)	(3)
Deferred:			
Federal	—	—	150
State	—	—	—
Foreign	(127)	—	—
Total deferred	(127)	—	150
Income tax (expense) benefit	$ (3,867)	$ (19)	$ 147

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for the periods presented were as follows (in thousands):

	As of December 31,	
	2023	2022
U.S. net operating loss carryforwards	$ 62,873	$ 45,002
Research and development expenses	41,834	18,927
Israel net operating loss carryforwards	—	7,385
Stock-based compensation	2,924	4,328
Accrued expenses	307	317
Operating lease liabilities	629	98
Other	378	244
Gross deferred tax assets	108,945	76,301
Less: valuation allowance	(108,230)	(75,982)
Total deferred tax assets	$ 715	$ 319
Operating lease right-of-use assets	(623)	(100)
Total deferred tax liabilities	(623)	(100)
Net deferred tax assets	92	219

As of December 31, 2023 and 2022, the Company recorded a valuation allowance of $108.2 million and $76.0 million, respectively, in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Realization of deferred tax assets is dependent upon future earnings, if any, the time and amount of which are uncertain. The Company regularly assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes based upon the weight of available evidence that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through an adjustment to income tax expense. The valuation allowance increased by $32.2 million in 2023, which primarily relates to significant taxable losses.

Available Carryforward Tax Losses and Credits

As of December 31, 2023, the Company had an accumulated tax loss carryforward of approximately $195.0 million, $302.8 million, and $30.4 million for federal, state and Israeli tax purposes, respectively. As of December 31, 2022, the Company had an accumulated tax loss carryforward of approximately $160.9 million, $169.8 million, and $32.1 million for federal, state and Israeli tax purposes, respectively. Federal net operating losses generated after 2017 can be carried forward indefinitely but utilization will be limited to 80% of taxable income in the period that net operating losses are being utilized. Carryforward tax losses in California will begin to expire in 2039. Carryforward tax losses in Israel have no expiration date.

As of December 31, 2023 and 2022, the Company had federal research and development credit carryforwards of approximately $7.5 million and $4.3 million, respectively, which expire beginning in 2040. As of December 31, 2023 and 2022, the Company had state research and development credit carryforwards of approximately $3.2 million and $1.8 million, respectively, which will carry forward indefinitely.

Loss from Operations, Before Income Tax

The Company recorded a loss from operations, before income tax for the periods presented as follows (in thousands):

	Year Ended December 31,					
	2023		**2022**		**2021**	
United States	$	(138,293)	$	(101,938)	$	(91,141)
Lithuania		(59)		(7)		10
Israel		30		(62)		862
Net loss before income tax	$	(138,322)	$	(102,007)	$	(90,269)

Reconciliation of Income Tax (Expense) Benefit

The reconciliation of income tax (expense) benefit based on the statutory tax rate to the effective tax rate for the periods presented is as follows (in thousands):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Income tax benefit computed at statutory rates	$	29,054	$	21,429	$	18,757
Change in valuation allowance		(32,248)		(33,936)		(20,111)
Foreign rate differential		(2)		1		(19)
State income taxes, net of federal benefit		7,653		5,824		—
State deferred tax true-up due to change in apportionment		2,030		6,517		—
Unrecognized tax benefits		(9,940)		—		—
Research and development credits, net of uncertain tax position		3,275		2,130		1,331
Executive compensation limitation		(3,971)		—		—
Other		282		(1,984)		189
Income tax (expense) benefit	$	(3,867)	$	(19)	$	147

Utilization of U.S. federal and state net operating losses and credit carryforwards may be subject to an annual limitation provided for in Section 382 of the Internal Revenue Code and similar state codes. Any annual limitation could result in a deferral of the utilization of the net operating loss and credit carryforwards.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for the years ended December 31, 2023, 2022 and 2021 is as follows (in thousands):

	As of December 31,		
	2023	**2022**	**2021**
Balance beginning of year	1,584	851	329
Increase (decrease) related to prior year positions	9,351	(19)	(35)
Increase related to current year positions	1,163	752	557
Balance end of year	12,098	1,584	851

The Company's unrecognized tax benefits, exclusive of interest, totaled $12.1 million at December 31, 2023, of which $3.1 million, if recognized, would reduce income tax expense. A material portion of the Company's gross unrecognized tax benefits, if recognized, would increase the Company's net operating loss carryforward and would not have an impact to the effective tax rate as it would be offset by a full valuation allowance. For the year ended December 31, 2023, the amount of gross unrecognized tax benefits related to prior year tax positions increased by $9.4 million. The increase relates primarily to unresolved issues associated with tax returns for tax years 2018 through 2021 being audited by the Israel Tax Authority ("ITA"). In December 2023, the Company received a primary assessment from the ITA related to the Company's 2019 reorganization and intercompany transaction to license the intellectual property rights from the Company's Israeli subsidiary. The ITA has alleged that the transaction is deemed to be a sale of intellectual property rights. Although management believes that the Company has adequately accounted for its uncertain tax positions, the ultimate resolution of the ITA audit may result in payments that are materially different from what was originally recognized in the Company's financial statements. The Company does not expect a resolution to this matter to be finalized within the next 12 months. Based on the information currently available, the Company does not anticipate significant increases or decreases to unrecognized tax benefits in the next twelve months. However, it is possible that such increases or decreases may occur.

The Company classifies interest and penalties related to uncertain tax positions as income tax expense. As of December 31, 2023, the interest related to uncertain tax positions was approximately $0.6 million.

The Company is subject to taxation in the United States, California, Colorado, Indiana, Maryland, North Carolina, New Jersey, Virginia and certain foreign jurisdictions. To date, the Company has not been subject to any federal or state income tax audits. As of December 31, 2023, all tax years remain open to examination.

The Tax Cuts and Jobs Act included a change in the treatment of research and development ("R&D") expenditures for tax purposes under Section 174. Effective for tax years beginning after December 31, 2021, specified R&D expenditures must undergo a five-year amortization period for domestic spend and a 15-year amortization period for foreign spend. Prior to the effective date (2021 tax year and prior), taxpayers were able to immediately expense R&D costs under Section 174(a) or had the option to capitalize and amortize R&D expenditures over a five-year recovery period under Section 174(b). The Company has evaluated the current legislation at this time and prepared the provision by following the treatment of R&D expenditures for tax purposes under Section 174.

10. Net Loss Per Share

The following table presents the weighted-average shares outstanding used to calculate basic and diluted net loss per share:

	Year Ended December 31,		
	2023	2022	2021
Common stock	70,310,671	31,767,914	20,098,340
Pre-funded warrants	862,199	3,038,435	—
Total	71,172,870	34,806,349	20,098,340

The following table presents potentially dilutive common stock equivalents that have been excluded from the calculation of diluted net loss per share for the periods indicated due to their anti-dilutive effect:

	December 31,		
	2023	2022	2021
Stock options outstanding	4,686,577	3,161,917	2,406,668
RSUs and PSUs outstanding	987,550	1,095,738	106,394
Warrants to purchase common stock outstanding[1]	10,412,806	13,166,283	58,923
Conversion feature related to outstanding term loan	590,816	—	—
Total	16,677,749	17,423,938	2,571,985

[1] Excludes pre-funded warrants to purchase 1,881,081 common shares as they are required to be included in basic and diluted net loss per share.

11. Subsequent Events

The Company has evaluated events subsequent to December 31, 2023 and through the financial statement issuance date of March 1, 2024, and concluded that no material events occurred that would require disclosure.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2023, our management, with the participation and supervision of our principal executive officer and our principal financial officer, evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

As of December 31, 2023, our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework ("2013 Framework"). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as defined in their report which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Item 9B. Other Information.

Trading Arrangements

None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the three months ended December 31, 2023, as such terms are defined under Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 is incorporated herein by reference to information in our proxy statement for our 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement"), which we expect to be filed with the SEC within 120 days of the end of our fiscal year ended December 31, 2023, including under the heading "Directors, Executive Officers and Corporate Governance."

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is available on our website located at www.89bio.com, under "Corporate Governance." We intend to disclose on our website any amendments to, or waivers from, the code of business conduct and ethics that are required to be disclosed pursuant to the disclosure requirements of Item 5.05 of Form 8-K within four business days following the date of the amendment or waiver.

Item 11. Executive Compensation.

The information required by this Item 11 is incorporated herein by reference to information in our 2024 Proxy Statement, including under headings "Executive Compensation" and "Directors, Executive Officers and Corporate Governance."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 is incorporated herein by reference to information in our 2024 Proxy Statement, including under headings "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation-Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 is incorporated herein by reference to information in our 2024 Proxy Statement, including under headings "Directors, Executive Officers and Corporate Governance" and "Certain Relationships and Related Party Transactions."

Item 14. Principal Accountant Fees and Services.

The information required by this Item 14 is incorporated herein by reference to information in our 2024 Proxy Statement, including under the heading "Ratification of Selection of Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)   The following documents are filed as a part of this report:

(1)   Financial Statements

See Index to Consolidated Financial Statements at Part II Item 8 "Financial Statements and Supplementary Data."

(2)   Financial Statement Schedules

The financial statement schedules are omitted as they are either not applicable or the information required is presented in the financial statements and notes thereto under Part II Item 8 "Financial Statements and Supplementary Data."

(3)   Exhibits:

Exhibit Index

Exhibit Number	Description
2.1	Contribution and Exchange Agreement, dated as of September 17, 2019, by and among 89Bio Ltd., the Company and its shareholders (filed with the SEC as Exhibit 2.1 to the Company's Form S-1 filed on October 11, 2019)
3.1	Second Amended and Restated Certificate of Incorporation of the Company (filed with the SEC as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 15, 2019)
3.2	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company (filed with the SEC as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 9, 2023)
3.3	Third Amended and Restated Bylaws of the Company (filed with the SEC as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 14, 2023)
4.1	Specimen common stock certificate of the Company (filed with the SEC as Exhibit 4.1 to the Company's Form S-1/A filed on October 28, 2019)
4.2*	Description of Securities
4.3	Form of Warrant to Purchase Common Stock for Silicon Valley Bank (filed with SEC as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 13, 2020)
4.4	Form of Warrant to Purchase Common Stock for Silicon Valley Bank (filed with the SEC as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 4, 2021)
4.5	Form of Warrant (filed with the SEC as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 1, 2022)
4.6	Form of Pre-Funded Warrant (filed with the SEC as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on July 1, 2022)
4.7	Form of Warrant to Purchase Common Stock for K2 HealthVentures LLC (filed with the SEC as Exhibit 4.1 to the Company's Current Report on Form 8-K/A filed on February 2, 2023)
4.8	Form of Pre-Funded Warrant (filed with the SEC as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 8, 2023)
10.1	Sales Agreement, dated March 25, 2021, by and among the Company, SVB Securities LLC and Cantor Fitzgerald & Co. (filed with the SEC as Exhibit 1.2 to the Company's Form S-3 filed on March 25, 2021)
10.2	Amendment No. 1 to Sales Agreement, dated February 15, 2023, by and among the Company, SVB Securities LLC and Cantor Fitzgerald & Co. (filed with the SEC as Exhibit 1.2 to the Company's Current Report on Form 8-K filed on February 16, 2023)
10.3+	Form of Indemnification Agreement for directors and executive officers (filed with the SEC as Exhibit 10.1 to the Company's Form S-1 filed on October 11, 2019)
10.4+	Amended and Restated 2019 Equity Incentive Plan and form of agreements thereunder (filed with the SEC as Exhibit 10.2 to the Company's Form S-1/A filed on October 28, 2019)
10.5+	2019 Employee Stock Purchase Plan (filed with the SEC as Exhibit 10.3 to the Company's Form S-1/A filed on October 28, 2019)
10.6+	2023 Inducement Plan (filed with the SEC as Exhibit 99.3 to the Company's Form S-8 filed on March 15, 2023).
10.7+	Executive Employment Offer Letter, dated April 15, 2020, by and between the Company and Rohan Palekar (filed with the SEC as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 4, 2020)

Exhibit Number	Description
10.8+	Executive Employment Offer Letter, dated April 15, 2020, by and between the Company and Hank Mansbach (filed with the SEC as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 4, 2020)
10.9+	Executive Employment Offer Letter, dated April 15, 2020, by and between the Company and Quoc Le-Nguyen (filed with the SEC as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on May 4, 2020)
10.10+	Executive Employment Offer Letter, dated April 15, 2020, by and between the Company and Ryan Martins (filed with the SEC as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 4, 2020)
10.11+	Director Offer Letter, dated July 1, 2018, by and between 89Bio Ltd. and Michael Hayden (filed with the SEC as Exhibit 10.9 to the Company's Form S-1 filed on October 11, 2019)
10.12†	Asset Transfer and License Agreement—FGF21 by and among 89Bio Ltd., ratiopharm GmbH, Teva Branded Pharmaceutical Products R&D, Inc. and Teva Pharmaceutical Industries Ltd, dated as of April 16, 2018 (filed with the SEC as Exhibit 10.11 to the Company's Form S-1 filed on October 11, 2019)
10.13†	Sublicense Agreement by and between 89Bio Ltd. and ratiopharm GmbH, dated as of April 16, 2018 (filed with the SEC as Exhibit 10.13 to the Company's Form S-1 filed on October 11, 2019)
10.14†	Master Services Agreement by and between 89Bio Ltd. and Biotechpharma UAB, dated as of May 7, 2018, as amended (filed with the SEC as Exhibit 10.14 to the Company's Form S-1 filed on October 11, 2019)
10.15†	Master Contract Services Agreement by and between the Company and BiBo Biopharma Engineering Co., Ltd., dated as of February 10, 2023, as amended (filed with the SEC as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 8, 2023)
10.16	Office Lease by and between 89bio, Inc. and King Family Irrevocable Trust, dated as of December 5, 2019 (filed with the SEC as Exhibit 10.15 to the Company's Annual Report on Form 10-K filed on March 18, 2020)
10.17	First Amendment to Office Lease, dated as of July 27, 2021, by and between King Family Irrevocable Trust and the Company (filed with the SEC as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2021)
10.18	Second Amendment to Office Lease, dated as of August 31, 2022, by and between King Family Irrevocable Trust and the Company (filed with the SEC as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 10, 2022)
10.19	Loan and Security Agreement, dated as of January 4, 2023, among the Company, 89bio Management, Inc., 89Bio Ltd., K2 HealthVentures LLC and Ankura Trust Company, LLC (filed with the SEC as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 6, 2023)
21.1+	List of subsidiaries (filed with the SEC as Exhibit 21.1 to the Company's Form S-1 filed on October 11, 2019)
23.1*	Consent of Independent Registered Public Accounting Firm
24.1*	Power of Attorney
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934
32.1#	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350
97.1*	Incentive Compensation Clawback Policy
101.INS	Inline XBRL Instance Document

Exhibit Number	Description
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File

* Filed herewith.

+ Indicates management contract or compensatory plan.

† Portions of the exhibit have been omitted for confidentiality purposes.

Furnished herewith and not deemed to be "filed" for purposes of Section 18 of the Exchange Act, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

89bio, Inc.

Date: March 1, 2024	By:	/s/ Rohan Palekar
		Rohan Palekar
		Chief Executive Officer and Director
		(principal executive officer)
Date: March 1, 2024	By:	/s/ Ryan Martins
		Ryan Martins
		Chief Financial Officer
		(principal financial and accounting officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rohan Palekar, and Ryan Martins, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), this Annual Report on Form 10-K, any and all amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable the registrant to comply with the provisions of the Securities Exchange Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Rohan Palekar **Rohan Palekar**	Chief Executive Officer and Director (*principal executive officer*)	March 1, 2024
/s/ Ryan Martins **Ryan Martins**	Chief Financial Officer (*principal financial and accounting officer*)	March 1, 2024
/s/ Steven Altschuler **Steven Altschuler, M.D.**	Director	March 1, 2024
/s/ Derek DiRocco **Derek DiRocco, Ph.D.**	Director	March 1, 2024
/s/ Michael Hayden **Michael Hayden, M.B., Ch.B., Ph.D.**	Director	March 1, 2024
/s/ Kathleen D. LaPorte **Kathleen D. LaPorte**	Director	March 1, 2024
/s/ Lota Zoth **Lota Zoth, C.P.A.**	Director	March 1, 2024
/s/ Edward Morrow Atkinson III **Edward Morrow Atkinson III**	Director	March 1, 2024

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142 Sansome Street, Second Floor, San Francisco, California 94104

NOTICE OF THE 2024 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 29, 2024

To the Stockholders of 89bio, Inc.:

89bio, Inc. (the "Company") will hold its 2024 Annual Meeting of Stockholders (the "Annual Meeting") on Wednesday, May 29, 2024, at 9:00 a.m. Pacific Time. The Annual Meeting will be a virtual meeting conducted exclusively online via live audio webcast at *www.virtualshareholdermeeting.com/ETNB2024*. The Annual Meeting will be held for the following purposes, as more fully described in the accompanying proxy statement (the "Proxy Statement"):

(1) To elect the three Class II director nominees named in the Proxy Statement to serve until the 2027 Annual Meeting of Stockholders and until their successors are duly elected and qualified;

(2) To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024;

(3) To approve, by non-binding advisory vote, the compensation of our named executive officers;

(4) To conduct an advisory vote on the frequency of holding future advisory votes on executive compensation; and

(5) To transact any other matters that may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed April 4, 2024 as the record date. Only stockholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

Instructions for accessing the virtual Annual Meeting are provided in the Proxy Statement. Unless otherwise announced differently at the meeting or on the meeting website, in the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Annual Meeting, the meeting chair or secretary will convene the meeting at 10:00 a.m. Pacific Time on the date specified above and at the Company's address specified above solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair or secretary. Under either of the foregoing circumstances, we will post information regarding the announcement on the Investors page of the Company's website at *https://IR.89bio.com*.

By Order of the Board of Directors,

/s/ Rohan Palekar

Rohan Palekar
Chief Executive Officer and Director

San Francisco, California
April 17, 2024

Whether or not you expect to participate in the virtual Annual Meeting, please vote as promptly as possible in order to ensure your representation at the Annual Meeting. You may vote online or, if you requested printed copies of the proxy materials, by telephone or by using the proxy card or voting instruction form provided with the printed proxy materials.

TABLE OF CONTENTS

LEGAL MATTERS

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting of Stockholders to Be Held on May 29, 2024. The Proxy Statement and Annual Report for the year ended December 31, 2023 are available at www.proxyvote.com.

Forward-Looking Statements. The Proxy Statement may contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements, other than statements of historical fact included in the Proxy Statement are forward-looking statements, including statements about the Company's Board of Directors, corporate governance practices, executive compensation program and equity compensation utilization. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements expressed or implied in the Proxy Statement. Such risks, uncertainties and other factors include those identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission ("SEC") and other subsequent documents we file with the SEC. The Company expressly disclaims any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

Website References. Website references throughout this document are inactive textual references and provided for convenience only, and the content on the referenced websites is not incorporated herein by reference and does not constitute a part of the Proxy Statement.

Use of Trademarks. 89bio is the trademark of 89bio, Inc. Other names and brands may be claimed as the property of others.



142 Sansome Street, Second Floor, San Francisco, California 94104

PROXY STATEMENT
FOR THE 2024 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND VOTING

What Is the Purpose of These Proxy Materials?

We are making these proxy materials available to you in connection with the solicitation of proxies by the Board of Directors (the "Board") of 89bio, Inc. ("we," "us," "our" or the "Company") for use at the 2024 Annual Meeting of Stockholders (the "Annual Meeting") to be held virtually on May 29, 2024 at 9:00 a.m. Pacific Time, or at any other time following adjournment or postponement thereof. You are invited to participate in the Annual Meeting and to vote on the proposals described in this Proxy Statement. The proxy materials are first being made available to our stockholders on or about April 17, 2024.

Why Did I Receive a Notice of Internet Availability?

Pursuant to U.S. Securities and Exchange Commission ("SEC") rules, we are furnishing the proxy materials to our stockholders primarily via the Internet instead of mailing printed copies. This process allows us to expedite our stockholders' receipt of proxy materials, lower the costs of printing and mailing the proxy materials and reduce the environmental impact of our Annual Meeting. If you received a Notice of Internet Availability of Proxy Materials (the "Notice"), you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access the proxy materials for the Annual Meeting via the Internet, how to request a printed set of proxy materials and how to vote your shares.

Why Are We Holding a Virtual Annual Meeting?

We have adopted a virtual meeting format for the Annual Meeting to provide a consistent experience to all stockholders regardless of geographic location. We believe this expands stockholder access, improves communications and lowers our costs while reducing the environmental impact of the meeting. In structuring our virtual Annual Meeting, our goal is to enhance rather than constrain stockholder participation in the meeting, and we have designed the meeting to provide stockholders with the same rights and opportunities to participate as they would have at an in-person meeting.

Who Can Vote?

Only stockholders of record at the close of business on April 4, 2024 (the "Record Date") are entitled to notice of the Annual Meeting and to vote on the proposals described in this Proxy Statement. At the close of business on the Record Date, 95,224,724 shares of our common stock were issued and outstanding.

What Is the Difference between Holding Shares as a Registered Stockholder and as a Beneficial Owner?

Registered Stockholder: Shares Registered in Your Name

If your shares of common stock are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you are considered to be, with respect to those shares of common stock, the registered stockholder, and these proxy materials are being sent directly to you by us.

1

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary or Custodian

If your shares of common stock are held by a broker, fiduciary or custodian, you are considered the beneficial owner of shares of common stock held in "street name," and these proxy materials are being forwarded to you from that broker, fiduciary or custodian.

How Can I Participate in the Virtual Annual Meeting?

Stockholders of record as of the close of business on the Record Date are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote and ask questions during the meeting, stockholders of record should go to the meeting website at *www.virtualshareholdermeeting.com/ETNB2024*, enter the 16-digit control number found on your proxy card or Notice, and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through *www.proxyvote.com*, then you may access, participate in and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

We will endeavor to answer as many stockholder-submitted questions as time permits that comply with the Annual Meeting rules of conduct. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or Company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

The meeting webcast will begin promptly at 9:00 a.m. Pacific Time. Online check-in will begin approximately 15 minutes before then, and we encourage you to allow ample time for check-in procedures. If you experience technical difficulties during the check-in process or during the meeting, please call the number listed on the meeting website for technical support. Additional information regarding the rules and procedures for participating in the Annual Meeting will be set forth in our meeting rules of conduct, which stockholders can view during the meeting at the meeting website.

What Am I Voting on?

The proposals to be voted on at the Annual Meeting are as follows:

(1) Election of three Class II director nominees to serve until the 2027 Annual Meeting of Stockholders ("Proposal 1");

(2) Ratification of the appointment of KPMG LLP as the Company's independent auditor for 2024 ("Proposal 2");

(3) Approval, by non-binding advisory vote, of the compensation of our named executive officers ("Proposal 3"); and

(4) Approval, by non-binding advisory vote, of the frequency of holding future advisory votes on executive compensation ("Proposal 4").

How Does the Board Recommend That I Vote?

The Board recommends that you vote your shares "FOR" each director nominee in Proposal 1, "FOR" Proposals 2 and 3 and every "ONE YEAR" on Proposal 4.

What If Another Matter Is Properly Brought before the Annual Meeting?

As of the date of filing this Proxy Statement, the Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named as proxies in the proxy card to vote on such matters in accordance with their best judgment.

How Many Votes Do I Have?

Each share of common stock is entitled to one vote on each proposal to be voted on at the Annual Meeting.

What Does It Mean If I Receive More Than One Set of Proxy Materials?

If you receive more than one set of proxy materials, your shares may be registered in more than one name or held in different accounts. Please cast your vote with respect to each set of proxy materials that you receive to ensure that all of your shares are voted.

How Do I Vote?

Even if you plan to attend the Annual Meeting, we recommend that you also submit your vote as early as possible in advance so that your vote will be counted if you later decide not to, or are unable to, virtually attend the Annual Meeting.

Registered Stockholder: Shares Registered in Your Name

If you are the registered stockholder, you may vote your shares online during the virtual Annual Meeting (see "How Can I Participate in the Virtual Annual Meeting?" above) or by proxy in advance of the Annual Meeting by Internet (at *www.proxyvote.com*) or, if you requested paper copies of the proxy materials, by completing and mailing a proxy card or by telephone at 1-800-690-6903.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary or Custodian

If you are the beneficial owner, you may vote your shares online during the virtual Annual Meeting (see "How Can I Participate in the Virtual Annual Meeting?" above) or you may direct your broker, fiduciary or custodian how to vote in advance of the Annual Meeting by following the instructions they provide.

What Happens If I Do Not Vote?

Registered Stockholder: Shares Registered in Your Name

If you are the registered stockholder and do not vote in one of the ways described above, your shares will not be voted at the Annual Meeting and will not be counted toward the quorum requirement.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary or Custodian

If you are the beneficial owner and do not direct your broker, fiduciary or custodian how to vote your shares, your broker, fiduciary or custodian will only be able to vote your shares with respect to proposals considered to be "routine". Your broker, fiduciary or custodian is not entitled to vote your shares with respect to "non-routine" proposals, which we refer to as a "broker non-vote." Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, fiduciary or custodian how to vote your shares on all proposals to ensure that your vote is counted.

What If I Sign and Return a Proxy Card or Otherwise Vote but Do Not Indicate Specific Choices?

Registered Stockholder: Shares Registered in Your Name

The shares represented by each signed and returned proxy will be voted at the Annual Meeting by the persons named as proxies in the proxy card in accordance with the instructions indicated on the proxy card.

However, if you are the registered stockholder and sign and return your proxy card without giving specific instructions, the persons named as proxies in the proxy card will vote your shares in accordance with the recommendations of the Board. Your shares will be counted toward the quorum requirement.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary or Custodian

If you are the beneficial owner and do not direct your broker, fiduciary or custodian how to vote your shares, your broker, fiduciary or custodian will only be able to vote your shares with respect to proposals considered to be "routine." Your broker, fiduciary or custodian is not entitled to vote your shares with respect to "non-routine" proposals, resulting in a broker non-vote with respect to such proposals.

Can I Change My Vote after I Submit My Proxy?

Registered Stockholder: Shares Registered in Your Name

If you are the registered stockholder, you may revoke your proxy at any time before the final vote at the Annual Meeting in any one of the following ways:

(1) You may complete and submit a new proxy card, but it must bear a later date than the original proxy card;

(2) You may submit new proxy instructions via telephone or the Internet;

(3) You may send a timely written notice that you are revoking your proxy to our Corporate Secretary at the address set forth on the first page of this Proxy Statement; or

(4) You may vote by attending the Annual Meeting virtually. However, your virtual attendance at the Annual Meeting will not, by itself, revoke your proxy.

Your last submitted vote is the one that will be counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary or Custodian

If you are the beneficial owner, you must follow the instructions you receive from your broker, fiduciary or custodian with respect to changing your vote.

What Is the Quorum Requirement?

The holders of a majority of the shares of common stock outstanding and entitled to vote at the Annual Meeting must be present at the Annual Meeting, either virtually or represented by proxy, to constitute a quorum. A quorum is required to transact business at the Annual Meeting.

Your shares will be counted toward the quorum only if you submit a valid proxy (or a valid proxy is submitted on your behalf by your broker, fiduciary or custodian) or if you attend the Annual Meeting virtually and vote. Abstentions and broker non-votes will be counted toward the quorum requirement. If there is no quorum, the chairman of the Annual Meeting or the holders of a majority of shares of common stock virtually present at the Annual Meeting, either personally or by proxy, may adjourn the Annual Meeting to another time or date.

How Many Votes Are Required to Approve Each Proposal and How Are Votes Counted?

Votes will be counted by Broadridge Financial Solutions, the Inspector of Elections appointed for the Annual Meeting.

Proposal 1: Election of Directors

A nominee will be elected as a director at the Annual Meeting if the nominee receives a plurality of the votes cast "FOR" his or her election. "Plurality" means that the individuals who receive the highest number of votes cast "FOR" are elected as directors. Broker non-votes, if any, and votes that are withheld will not be counted as votes cast on the matter and will have no effect on the outcome of the election. Stockholders do not have cumulative voting rights for the election of directors.

Proposal 2: Ratification of Independent Auditor Appointment

The affirmative vote of a majority of shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter is required for the ratification of the appointment of KPMG LLP as our independent auditor. Abstentions will have the same effect as a vote "AGAINST" the matter. Broker non-votes, if any, will have no effect on the outcome of the matter.

Proposal 3: Advisory Approval of Executive Compensation

The affirmative vote of a majority of shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter is required for the advisory approval of executive compensation. Abstentions will have the same effect as a vote "AGAINST" the matter. Broker non-votes, if any, will have no effect on the outcome of the matter.

Proposal 4: Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

The affirmative vote of a majority of shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter is required for approval of this proposal. Abstentions will have the same effect as a vote "AGAINST" the matter. Broker non-votes, if any, will have no effect on the outcome of the matter.

Who Is Paying for This Proxy Solicitation?

We will pay the costs associated with the solicitation of proxies, including the preparation, assembly, printing and mailing of the proxy materials. We may also reimburse brokers, fiduciaries or custodians for the cost of forwarding proxy materials to beneficial owners of shares of common stock held in "street name."

Our employees, officers and directors may solicit proxies in person or via telephone or the Internet. We will not pay additional compensation for any of these services.

How Can I Find out the Voting Results?

We expect to announce preliminary voting results at the Annual Meeting. Final voting results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting.

PROPOSAL 1: ELECTION OF DIRECTORS

In accordance with our Bylaws, the Board has fixed the number of directors constituting the Board at eight. At the Annual Meeting, the stockholders will vote to elect the three Class II director nominees named in this Proxy Statement to serve until the 2027 Annual Meeting of Stockholders and until their successors are duly elected and qualified or until their earlier resignation or removal. Our Board has nominated Steven Altschuler, M.D., Michael Hayden, M.B. Ch.B., Ph.D. and Kathleen LaPorte for election to our Board. Each of them was most recently elected by stockholders at the 2021 Annual Meeting, except for Ms. LaPorte, who was appointed to the Board in October 2021. Ms. LaPorte was first recommended to the Nominating Committee by a third-party search firm.

Our director nominees have indicated that they are willing and able to serve as directors. However, if any of them becomes unable or, for good cause, unwilling to serve, proxies may be voted for the election of such other person as shall be designated by our Board, or the Board may decrease the size of the Board.

Information Regarding Director Nominees and Continuing Directors

Our Board is divided into three classes, with members of each class holding office for staggered three-year terms. There are currently two Class I directors, whose terms expire at the 2026 Annual Meeting of Stockholders; three Class II directors, who are up for election at this meeting for a term expiring at the 2027 Annual Meeting of Stockholders; and three Class III directors, whose terms expire at the 2025 Annual Meeting of Stockholders.

Biographical and other information regarding our director nominees and directors continuing in office, including the primary skills and experiences considered by our Nominating and Corporate Governance Committee (the "Nominating Committee") in determining to recommend them as nominees, is set forth below.

Name and Current Committee Membership	Class	Age (as of April 17)	Position
Rohan Palekar	Class I	58	Chief Executive Officer and Director
Steven M. Altschuler, M.D.[1][2]	Class II	70	Independent Chairman
Edward Morrow Atkinson III, Ph.D.[3][4] . .	Class I	58	Independent Director
Martin Babler	Class III	59	Independent Director
Derek DiRocco, Ph.D.[3][4]	Class III	43	Independent Director
Michael Hayden, M.B. Ch.B., Ph.D.[2][4] . .	Class II	72	Independent Director
Kathleen D. LaPorte[1][2][3]	Class II	62	Independent Director
Lota Zoth, C.P.A.[1][2]	Class III	64	Independent Director

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee
(4) Member of the Science and Technology Committee (the "Science Committee")

Class I Directors Continuing in Office

Rohan Palekar. Mr. Palekar has served as our Chief Executive Officer and a member of our Board since June 2018. Prior to joining our Company, Mr. Palekar served as the President and Chief Executive Officer of Avanir Pharmaceuticals, Inc., a specialty pharmaceutical company, from December 2015 to July 2017, where he led the company following its acquisition by Otsuka Pharmaceutical Co., Ltd. in 2015. Mr. Palekar also served as Executive Vice President and Chief Operating Officer in 2015 and as Senior Vice President and Chief Commercial Officer from March 2012 to March 2015. Prior to Avanir, Mr. Palekar served as Chief Commercial Officer for Medivation, Inc., a biopharmaceutical company, from 2008 to 2011, where he was responsible for all commercial activities, chemistry, manufacturing and controls, medical affairs and public relations functions.

Prior to Medivation, Mr. Palekar spent over 16 years at Johnson & Johnson (NYSE: JNJ), a diversified healthcare company, in various senior commercial and strategic management roles. Since December 2023, Mr. Palekar has served on the board and as chair of the compensation committee of Neurogene Inc. (Nasdaq: NGNE), a biopharmaceutical company. From March 2022 until December 2023, Mr. Palekar served on the board of directors of Neoleukin Therapeutics, Inc. (Nasdaq: NLTX), a biopharmaceutical company. Mr. Palekar served as a trustee for Aim High School, a non-profit educational institution, from 2018 until 2023 and chair of the board of trustees from 2021 to 2023. Mr. Palekar earned his M.B.A. from the Tuck School of Business at Dartmouth College and his B.Com. in Accounting and his L.L.B. in Law from the University of Mumbai. Mr. Palekar is also a certified Chartered Accountant and a Cost and Management Accountant.

We believe Mr. Palekar is qualified to serve on our Board because of his significant executive management and leadership experience in the biopharmaceutical industry and extensive experience related to the development of therapeutics.

Edward Morrow Atkinson III, Ph.D. Dr. Atkinson has served as a member of our Board since February 2022. Dr. Atkinson has served as Chief Technology and Operations Officer of Vertex Pharmaceuticals Inc. (Nasdaq: VRTX), a pharmaceutical company, since September 2023. Prior to this role, he served as Senior Vice President and Head of Commercial Manufacturing and Supply Chain at Vertex since July 2020. Prior to joining Vertex, Dr. Atkinson served in various roles at Bristol-Myers Squibb Co. (NYSE: BMY), a global pharmaceutical company, including as Senior Vice President of Global Manufacturing Operations from September 2019 to June 2020; Vice President and Integration Leader, Corporate Cell Therapy and Global Development and Manufacturing from January 2019 to September 2019; Vice President, Internal Manufacturing, Biologics from June 2017 to January 2019; and Vice President, Biologics Development and Clinical Manufacturing from 2012 to June 2017. Before Bristol-Myers Squibb, he held roles at Cook Pharmica, LLC (now owned by Catalent, Inc.) and Eli Lilly & Co. Dr. Atkinson earned his Ph.D. from Stanford University and his B.S. from Indiana University.

We believe Dr. Atkinson is qualified to serve on our Board because of his extensive experience in the pharmaceutical industry, particularly in the development of therapeutics from preclinical stage to commercial stage, and his expertise in commercialization and manufacturing of drug products.

Class II Director Nominees

Steven M. Altschuler, M.D. Dr. Altschuler has served as a member of our Board since March 2020. Dr. Altschuler has served as Managing Director of Healthcare Ventures at Ziff Capital Partners, a private investment firm, since May 2018, and as Chair and Chief Executive Officer of Corner Therapeutics, a private biotechnology company, since September 2020. He previously served as a consultant to the University of Miami Health Care System, a private research university, from September 2017 through December 2017, the Chief Executive Officer of University of Miami Health Care System and Executive Vice President for Healthcare at the University of Miami from January 2016 to September 2017, and the Chief Executive Officer of The Children's Hospital of Philadelphia ("CHOP"), a hospital focused on pediatric medicine, from April 2000 until June 2015. Prior to assuming the role of Chief Executive Officer, Dr. Altschuler held several positions at CHOP and the Perelman School of Medicine at the University of Pennsylvania, including Physician-in-Chief/Chair of Pediatrics and Chief of the Division of Gastroenterology, Hepatology and Nutrition. Dr. Altschuler has served as a director of WW International, Inc. (Nasdaq: WW), a global wellness company, since September 2012, ImVaX Inc., a biotechnology company, since May 2019, and Orchard Therapeutics plc (Nasdaq: ORTX), a global gene therapy company, since January 2020, and he served as a director of Affinivax, Inc., a biopharmaceutical company, from April 2020 to August 2022. He is currently the Chair of the board of directors of AsclepiX Therapeutics LLC, Azura Ophthalmics Ltd., Avista Therapeutics, Inc., Port Therapeutics and LEXEO Therapeutics, all biotechnology companies. He also currently serves on the board of Stellular Bio, a private biotechnology company. He previously served as Chair of the board of directors of Spark Therapeutics, Inc. from March 2013 to December 2019. Dr. Altschuler is also a member of the POLG Foundation, Innovative Genomics Institute, and Brigham and Women's Physician Organization, all of which are non-profit organizations. Dr. Altschuler received a B.A. in mathematics and an M.D. from Case Western Reserve University.

We believe Dr. Altschuler is qualified to serve on our Board because of his significant leadership and operating experience, including as a senior executive of various healthcare providers and member of the board of other life science companies.

Michael Hayden, M.B. Ch.B., Ph.D. Dr. Hayden has served as a member of our Board since April 2018. Dr. Hayden has served as a Killam Professor at the University of British Columbia, a public research university, since 1983 and as the Chief Executive Officer of Prilenia Therapeutics, a clinical-stage biotechnology company he founded, since 2018. He served as Director of the Translational Laboratory in Genetic Medicine at the National University of Singapore and Astar from November 2011 to March 2020. Dr. Hayden was the President of Global Research and Development and Chief Scientific Officer at Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), a pharmaceutical company, from May 2012 to December 2017, and served as an advisor to Teva from December 2017 to August 2018. During this time approximately 35 new products were approved in major markets with many for diseases of the central nervous system such as migraine. He led the development of the first deuterated drug to be approved by the FDA and the second drug ever to be approved for Huntington disease. He is also the Founder and a Senior Scientist of the Centre for Molecular Medicine and Therapeutics at the University of British Columbia. Dr. Hayden has served on the boards of AbCellera Biologics Inc. (Nasdaq: ABCL) (Compensation Committee Chair), a biopharmaceutical company, since October 2019 and Ionis Pharmaceuticals, Inc. (Nasdaq: IONS) (Science & Technology Committee Chair), a biopharmaceutical company, since September 2018. Dr. Hayden previously served on the boards of directors of Aurinia Pharmaceuticals Inc. (Nasdaq: AUPH), a biopharmaceutical company, from 2018 to 2021 and Xenon Pharmaceuticals Inc. (Nasdaq: XENE), a pharmaceutical company, from 1996 to 2021. Dr. Hayden received his M.B. Ch.B. in Medicine, Ph.D. in Genetics and Diploma in Child Health from the University of Cape Town. He received his American Board Certification in both internal medicine and clinical genetics from Harvard Medical School and an FRCPC in internal medicine from the University of British Columbia.

We believe Dr. Hayden is qualified to serve on our Board because of his extensive experience as a senior executive and member of the board of other life science companies and expertise driving the planning process for new drug approvals.

Kathleen D. LaPorte. Ms. LaPorte has served as a member of our Board since October 2021. Ms. LaPorte has served as a member of the board of directors of Q32 Bio Inc. (Nasdaq: QTTB), a biotechnology company, since March 2024, Cero Therapeutics Holdings, Inc. (Nasdaq: CERO), an immunotherapy company, since February 2024, Bolt Biotherapeutics, Inc. (Nasdaq: BOLT), a biotechnology company, since December 2020, and Precipio, Inc. (Nasdaq: PRPO), a cancer diagnostics and reagent technology company, since August 2018, as well as a private biotechnology company. Ms. LaPorte previously served on the board of directors of Phoenix Biotech Acquisition Corp. (Nasdaq: PBAXU), a blank check company, from June 2021 until February 2024, when it was acquired by Cero Therapeutics. She also serves as Chair of the Audit Committees of Bolt Biotherapeutics, Inc., Precipio, Inc. and Q32 Bio Inc. From July 2014 to July 2016, Ms. LaPorte served in various roles at Nodality Inc., a biotechnology company, including as Chief Executive Officer from July 2015 to July 2016 and Chief Business Officer from July 2014 to July 2015. Prior to that, Ms. LaPorte co-founded HealthTech Capital, an investment group, co-founded New Leaf Venture Partners, an investment fund, and served as general partner of Sprout Group, an investment fund. Ms. LaPorte earned her B.S. in Biology from Yale University and her M.B.A. from the Stanford University Graduate School of Business.

We believe Ms. LaPorte is qualified to serve on our Board because of her significant experience as an executive, founder and board member focused on life sciences, as well as her extensive investment and financial expertise.

Class III Directors Continuing in Office

Martin Babler. Mr. Babler has served as a member of our Board since April 2024. Mr. Babler has served as the President and Chief Executive Officer of Alumis Inc., a biopharmaceutical company, since September 2021. He previously served as President and Chief Executive Officer at Principia Biopharma, Inc., a biopharmaceutical company which was acquired by Sanofi S.A. in September 2020, from April 2011 until November 2020. From December 2007 to April 2011, Mr. Babler served as President and Chief Executive Officer of Talima Therapeutics, Inc., a pharmaceutical company. From 1998 to 2007, Mr. Babler held several positions at Genentech, Inc., a biopharmaceutical company, most notably as Vice President, Immunology Sales and Marketing. While at Genentech he also helped to build and lead the Commercial Development organization and led the Cardiovascular Marketing organization. Mr. Babler was previously employed at Eli Lilly and Company, a pharmaceutical company, in positions focused on sales, sales management, global marketing and business development. He currently serves on the boards of directors of Prelude Therapeutics Incorporated (Nasdaq: PRLD), a clinical-stage biopharmaceutical company, and Sardona Therapeutics, Inc., a biopharmaceutical company. Mr. Babler also serves on the Emerging Companies Section Governing Board of the Biotechnology Innovation Organization. He previously served on the board of directors of Neoleukin Therapeutics, Inc. (formerly Nasdaq: NLTX) from September 2020 to December 2023 until the closing of its business combination with Neurogene Inc (Nasdaq: NGNE). Mr. Babler received a Swiss Federal Diploma in pharmacy from the Federal Institute of Technology in Zurich and completed the Executive Development Program at the Kellogg Graduate School of Management at Northwestern University.

We believe Mr. Babler is qualified to serve on our Board because of his experience as an executive in the biotechnology industry, including in drug commercialization, as well as his extensive public company board experience.

Derek DiRocco, Ph.D. Dr. DiRocco has served as a member of our Board since April 2018. Dr. DiRocco has been a partner at RA Capital Management, LLC, an investment advisory firm that invests in healthcare and life science companies, since December 2020 and was previously a principal from December 2017 to December 2020, an analyst from June 2015 to December 2017 and an associate from July 2013 to June 2015. Dr. DiRocco has served on the boards of directors of Mineralys Therapeutics, Inc. (Nasdaq: MLYS), a clinical-stage biopharmaceutical company, since June 2022, Acrivon Therapeutics, Inc. (Nasdaq: ACRV), a clinical-stage biopharmaceutical company, since November 2021, Connect Biopharma Holdings Ltd (Nasdaq: CNTB), a clinical-stage biopharmaceutical company, since March 2021, Werewolf Therapeutics, Inc. (Nasdaq: HOWL), a biopharmaceutical company, since December 2020, CANbridge Pharmaceuticals Inc. (HKG: 1228), a biotechnology company, since March 2020, iTeos Therapeutics, Inc. (Nasdaq: ITOS), a clinical-stage biopharmaceutical company, since March 2020 and Achilles Therapeutics plc (Nasdaq: ACHL), a biopharmaceutical company, since September 2019. Dr. DiRocco also served on the board of directors of Day One Biopharmaceuticals, Inc. (Nasdaq: DAWN), a clinical-stage biopharmaceutical company, from February 2021 to May 2021. Dr. DiRocco earned his Ph.D. in Pharmacology from the University of Washington and his B.A. in Biology from College of the Holy Cross.

We believe Dr. DiRocco is qualified to serve on our Board because of his experience as an investor in biotechnology companies and significant experience advising early-stage companies.

Lota Zoth, C.P.A. Ms. Zoth has served as a member of our Board since June 2020. Ms. Zoth has served as a member of the board of directors and chair of the audit committee of Lumos Pharma, Inc. (Nasdaq: LUMO) (previously, NewLink Genetics Corporation), a biopharmaceutical company, since November 2012. She has also served as a member of the board of directors and chair of the audit committee of Inovio Pharmaceuticals, Inc. (Nasdaq: INO), a biotechnology company, since January 2018 and August 2018, respectively. She recently joined the board of enGene Holdings Inc (Nasdaq: ENGN) in December 2023 and serves as chair of the audit committee. Previously, she served as a member of the board of Zymeworks Inc. (NYSE: ZYME), a clinical-stage biopharmaceutical company, from November 2016 to December 2023, Spark Therapeutics, Inc., a gene therapy platform company, from January 2016 to December 2019, Circassia Pharmaceuticals, plc (LON: CIR), a specialty biopharmaceutical company, from February 2015 to February 2019, Orexigen Therapeutics, Inc., a biopharmaceutical company, from April 2012 to May 2019, Aeras, a non-profit product development organization, from November 2011 to October 2018, Hyperion Therapeutics, Inc., a commercial-stage biopharmaceutical company, from February 2008 to May 2015 and Ikaria, Inc., a commercial-stage biopharmaceutical company, from January 2008 to February 2014. Prior to her retirement, Ms. Zoth most recently served as Senior Vice President and Chief Financial Officer of MedImmune, Inc., a biotechnology company, from April 2004 to July 2007 and as Vice President, Controller & Chief Accounting Officer from August 2002 to April 2004. Ms. Zoth is a Certified Public Accountant and received her B.B.A. from Texas Tech University.

We believe Ms. Zoth is qualified to serve on our Board because of her extensive experience as a senior executive, including senior financial and accounting roles, and because of her significant experience serving as member of the board of other life science companies.

Board Recommendation

The Board recommends a vote "**FOR**" the election of each of the Class II director nominees set forth above.

PROPOSAL 2: RATIFICATION OF INDEPENDENT AUDITOR APPOINTMENT

Our Audit Committee has appointed KPMG LLP ("KPMG") as the Company's independent registered public accounting firm for the year ending December 31, 2024. In this Proposal 2 we are asking stockholders to vote to ratify this appointment. Representatives of KPMG are expected to be present at the Annual Meeting. They will have the opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

Stockholder ratification of the appointment of KPMG as the Company's independent auditor is not required by law or our bylaws. However, we are seeking stockholder ratification as a matter of good corporate practice. If our stockholders fail to ratify the appointment, the committee will reconsider its appointment. Even if the appointment is ratified, the committee, in its discretion, may direct the appointment of a different independent auditor at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

KPMG has served as our independent auditor since 2020. The following table summarizes the audit fees billed and expected to be billed by KPMG for the indicated fiscal years and the fees billed by KPMG for all other services rendered during the indicated fiscal years. All services associated with such fees were pre-approved by our Audit Committee in accordance with the "Pre-Approval Policies and Procedures" described below.

Fee Category	Year Ended December 31,	
	2023	2022
Audit Fees[1]	$1,865,000	$1,022,000
Audit-Related Fees[2]	—	—
Tax Fees[3]	—	—
All Other Fees[4]	—	—
Total Fees	$1,865,000	$1,022,000

(1) Consists of fees for the audit of our annual financial statements, reviews of quarterly financial statements included in Quarterly Reports on Form 10-Q and services provided in connection with SEC filings, including consents and comment and comfort letters.
(2) Consists of fees for assurance and related services associated with consultations on matters directly related to the audit.
(3) Consists of fees for professional services for tax compliance, tax advice and tax planning.
(4) Consists of fees for all other services.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted procedures requiring the pre-approval of all audit and non-audit services performed by our independent auditor in order to assure that these services do not impair the auditor's independence. These procedures generally approve the performance of specific services subject to a cost limit for all such services. This general approval is reviewed, and if necessary modified, at least annually. Management must obtain the specific prior approval of the committee for each engagement of our auditor to perform other audit-related or other non-audit services. The committee does not delegate its responsibility to approve services performed by our auditor to any member of management. The committee has delegated authority to the committee chair to pre-approve any audit or non-audit service to be provided to us by our auditor. Any approval of services by the committee chair pursuant to this delegated authority must be reported to the committee at its next regularly scheduled meeting.

Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2023 with the Company's management and with KPMG, the Company's independent registered public accounting firm. The Audit Committee has discussed with KPMG the matters required to be discussed by the applicable standards of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has also received the written disclosures and the letter from KPMG pursuant to applicable PCAOB requirements regarding its communications with the Audit Committee concerning independence, and the Audit Committee has discussed with KPMG its independence. Based on the foregoing, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC.

This report is provided by the following directors who served on the Audit Committee through the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2023:

Steven M. Altschuler, M.D.
Kathleen LaPorte
Lota Zoth, C.P.A. (Chair)

Board Recommendation

The Board recommends a vote "**FOR**" the ratification of the appointment of KPMG to serve as our independent auditor.

PROPOSAL 3: ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the rules of the SEC and pursuant to the Dodd-Frank Act, we are providing stockholders with an opportunity to cast a non-binding, advisory vote on the compensation of our named executive officers. This is commonly referred to as a "say-on-pay" vote.

The say-on-pay vote is a vote on the compensation of our "named executive officers," as described in this Proxy Statement in the "Executive Compensation" section, the tabular disclosure regarding such compensation and the accompanying narrative disclosure. The say-on-pay vote is not a vote on our general compensation policies or compensation of our Board. Stockholders are urged to read the "Executive Compensation" section of the Proxy Statement, which discusses how our executive compensation policies and procedures implement our compensation philosophy. Our Compensation Committee and Board believe that these policies and procedures are effective in implementing our compensation philosophy and in achieving our goals.

As an advisory vote, this proposal is not binding. However, our Board and Compensation Committee, which is responsible for designing and administering our executive compensation program, value the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

We are required to hold a say-on-pay vote at least once every three years, and, subject to the vote outcome on Proposal 4, we have determined to hold a say-on-pay vote every year. Unless the Board modifies its policy on the frequency of holding say-on-pay votes, the next say-on-pay vote is expected to occur in 2025.

Board Recommendation

The Board recommends a vote "**FOR**" the approval of the compensation of our named executive officers.

PROPOSAL 4: ADVISORY VOTE ON THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

In accordance with the rules of the SEC and pursuant to the Dodd-Frank Act, we are providing our stockholders with the opportunity to cast a non-binding advisory vote on the frequency of future advisory votes on executive compensation. Stockholders may specify whether they prefer such votes to occur every one year, two years, or three years, or they may abstain from voting. Stockholders are not voting to approve the Board's recommendation.

The Company currently believes that advisory votes on executive compensation should be conducted every year. We believe this provides stockholders a regular opportunity to evaluate the effectiveness of our executive compensation program in relation to the Company's business results and helps to facilitate our engagement with stockholders.

This proposal is advisory and will not be binding on the Company, the Board, or the Compensation Committee. Although non-binding, the Board and the Compensation Committee will carefully review the voting results, and expect to be guided by the alternative that receives the highest number of votes, even if that alternative does not receive a majority vote. Notwithstanding the Board's recommendation and the outcome of the stockholder vote, the Board may in the future decide to conduct advisory votes on executive compensation on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to the Company's executive compensation program.

We are required to hold a vote on the frequency of holding future say-on-pay votes at least once every six years, and the next such vote is expected to occur in 2030.

Board Recommendation

The Board recommends a vote to hold future advisory votes on executive compensation every "**ONE YEAR**."

CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our Board. Our Board has adopted a set of Principles of Corporate Governance as a framework for the governance of the Company, which is posted on our website located at *https://IR.89bio.com*, under "Corporate Governance."

Our Governance Structure and Philosophy

Our governance practices reflect the environment in which we operate and are designed to support our mission to develop therapies to treat patients with liver and cardiometabolic diseases. We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and cardio-metabolic diseases, and, like other companies in the biopharmaceutical industry, face extreme stock price and volume fluctuations that are often unrelated or disproportionate to our operating performance. With these business environment considerations in mind, the Board believes our current governance structure enables the management team to act with deliberation and to focus on delivering long-term value to stockholders and protect minority investors from the interests of potentially short-sighted investors who may seek to act opportunistically and not in the best interests of the Company or stockholders generally. This structure includes the following elements:

- **Classified board**: our directors serve three-year terms, with approximately 1/3 of the Board (instead of the entire Board) elected at each annual meeting. This helps to provide stability and continuity, permitting directors to develop and share institutional knowledge and focus on the long term, and encourages stockholders to engage directly with the Board and management team regarding significant corporation transactions.

- **Supermajority voting**: the voting standard for most items is a majority of shares present and entitled to vote on the matter, but 2/3 of the outstanding shares are needed to amend certain provisions of our Certificate of Incorporation and Bylaws and to remove directors. This helps protect against a small group of stockholders acting to amend our governing documents or to remove directors for reasons that may not be in the best interests of all stockholders.

- **Plurality voting for directors**: our directors are elected by a plurality of votes cast (instead of a majority of votes cast), meaning the nominees with the most votes are elected. This helps avoid potential disruption to the Board and management team as a result of a "failed election."

- **Stockholders cannot call special meetings or act by written consent**: stockholders can propose business at each annual meeting (in accordance with our advance notice bylaws and Rule 14a-8), but cannot call a stockholder vote in between annual meetings. This helps avoid unnecessary diversion of Board and management time (potentially at the request of a limited number of stockholders acting to further short-term special interests) from executing on our long-term strategy.

The Board also believes this structure is appropriate and reasonable in light of (1) the Company not having a dual class common stock structure, meaning each share of common stock is entitled to one vote on each proposal to be voted on at the Annual Meeting, and (2) the strength of the Board's independence, including all Board members being independent other than the CEO, an independent chairman of the Board and all-independent committees.

Recognizing that the Company's operating environment continues to evolve and that governance practices should not be static as a matter of course, the Board annually evaluates our governance structure to confirm it remains in the best interests of the Company and stockholders and values input from our stockholders on this topic.

Board Composition

Director Nomination Process

The Nominating Committee is responsible for, among other things, overseeing succession planning for directors and building a qualified board to oversee management's execution of the Company's strategy and safeguard the long-term interests of stockholders. In this regard, the committee is charged with developing and recommending Board membership criteria to the Board for approval, evaluating the composition of the Board annually to assess the skills and experience that are currently represented on the Board and the skills and experience that the Board may find valuable in the future, and identifying, evaluating and recommending potential director candidates.

In identifying potential candidates for Board membership, the Nominating Committee considers recommendations from directors, stockholders, management and others, including, from time to time, third-party search firms, which it engaged in 2023, to assist it in locating qualified candidates. Once potential director candidates are identified, the committee, with the assistance of management, undertakes a vetting process that considers each candidate's background, independence and fit with the Board's priorities. As part of this vetting process, the committee, as well as other members of the Board and the CEO, may conduct interviews with the candidates. If the committee determines that a potential candidate meets the needs of the Board and has the desired qualifications, it recommends the candidate to the full Board for appointment or nomination and to the stockholders for election at the annual meeting.

Director Qualifications and Criteria for Board Membership

In assessing potential candidates for Board membership, and in assessing Board composition, the Nominating Committee considers a wide range of factors and generally seeks to balance the following skills and experiences on the Board (and does not assign specific weight to any of these factors):

- **Biopharmaceuticals**: experience within the biopharmaceutical industry, particularly in liver and cardio-metabolic therapeutics.

- **Clinical Development**: experience driving the development of therapeutics, including the design and management of clinical trials.

- **Drug Approval & Commercialization**: experience driving the planning process for new drug approvals, including medical affairs, and managing commercialization operations for approved drug candidates, including product manufacturing, pricing, reimbursement, marketing and distribution.

- **Corporate Governance**: experience, whether currently or in the past, serving on other public company boards of directors.

- **Finance & Accounting**: experience or expertise in finance, accounting, financial reporting processes and capital markets.

- **Science & Research**: expertise or research experience in scientific disciplines related to biotechnology/oncology (e.g., biology, chemistry, medicine).

- **Senior Leadership**: experience serving in a leadership role of an organization, including driving strategy execution, organizational growth and managing human capital.

The following matrix summarizes the primary experience and skills of each of our directors that we believe are particularly relevant to his or her service on our Board, as described in more detail in each director's biography.

	Altschuler	Atkinson	Babler	DiRocco	Hayden	LaPorte	Palekar	Zoth
Biopharmaceutical Industry	X	X	X	X	X	X	X	X
Clinical Development	X				X		X	
Drug Approval & Commercialization		X	X		X		X	
Corporate Governance	X	X	X	X	X	X	X	X
Finance & Accounting		X	X			X	X	X
Science & Research	X	X		X	X			
Senior Leadership	X	X	X		X	X	X	X

In addition, the committee generally believes it is important for all Board members to possess the highest personal and professional ethics, integrity and values, an inquisitive and objective perspective, a sense for priorities and balance, the ability and willingness to devote sufficient time and attention to Board matters, and a willingness to represent the long-term interests of all our stockholders.

Board Diversity

The Nominating Committee seeks to achieve a diversity of occupational and personal backgrounds on the Board, including with respect to gender, race/ethnicity, national background, geography, sexual orientation and age. The Nominating Committee assesses its effectiveness in balancing these considerations in connection with its annual evaluation of the composition of the Board. In this regard, our current Board of eight directors includes two directors (25%) who identify as female, one director (12%) who identifies as racially/ethnically diverse and two directors (25%) who identify as LGBTQ+.

In accordance with Nasdaq's board diversity listing standards, we are disclosing aggregated statistical information about our Board's self-identified gender and racial characteristics and LGBTQ+ status as voluntarily confirmed to us by each of our directors.

Board Diversity Matrix
(as of the date of this Proxy Statement)

	Female	Male	Non-Binary	Did Not Disclose Gender
Total number of directors – 8	2	6	—	—
Number of directors who identify in any of the categories below:				
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	1	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	5	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+			2	
Did Not Disclose Demographic Background		—		

Stockholder Recommendations for Directors

It is the Nominating Committee's policy to consider written recommendations from stockholders for director candidates. The committee considers candidates recommended by our stockholders in the same manner as a candidate recommended by other sources. Any such recommendations should be submitted to the committee as described under "Stockholder Communications" and should include the same information required under our bylaws for nominating a director, as described under "Stockholder Proposals and Director Nominations for Next Year's Annual Meeting."

Board Leadership Structure

Dr. Steven M. Altschuler serves as our independent Chairman while Rohan Palekar serves as our Chief Executive Officer. Our Principles of Corporate Governance provide our Board with the flexibility to combine or separate the positions of Chairman and CEO. Currently, the Board believes that the roles of Chairman and CEO should be separate and that the Chairman should be an independent director as this structure enables our independent Chairman to oversee corporate governance matters and our CEO to focus on leading the Company's business. At any time when there is not an independent Chairman, the Board will designate an independent director to serve as lead director.

The independent directors have the opportunity to meet in executive sessions without management present at every regular Board meeting and at such other times as may be determined by the Chairman. The purpose of these executive sessions is to encourage and enhance communication among the independent directors.

The Board believes that its programs for overseeing risk, as described under "Board Risk Oversight," would be effective under a variety of leadership frameworks. Accordingly, the Board's risk oversight function did not significantly impact its selection of the current leadership structure.

Director Independence

Nasdaq listing rules require a majority of a listed company's board of directors to be comprised of independent directors who, in the opinion of the board of directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Subject to specified exceptions, each member of a listed company's audit, compensation and nominating committees must be independent, and audit and compensation committee members must satisfy additional independence criteria under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Our Board undertook a review of its composition and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, our Board has determined that each of our current directors listed under "Information Regarding Director Nominees and Continuing Directors," with the exception of Rohan Palekar, is an "independent director" as defined under the Nasdaq listing rules. Mr. Palekar is not an independent director because he is our Chief Executive Officer. Gregory Grunberg, who served on the Board until August 2023, was also deemed to be an independent director during the period he served on the Board. In making such determinations, our Board considered the relationships that each such non-employee director has with our company and all other facts and circumstances our Board deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director. Our Board also determined that each of the directors currently serving on the Audit Committee and the Compensation Committee satisfy the additional independence criteria applicable to directors on such committee under Nasdaq listing rules and the rules and regulations established by the SEC.

Board Committees

Our Board has a separately designated Audit Committee, Compensation Committee, Nominating Committee and Science Committee, each of which is comprised solely of independent directors with the membership and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our Board. Each of these committees is empowered to retain outside advisors as it deems appropriate, regularly reports its activities to the full Board and has a written charter, which is posted on our website located at *https://IR.89bio.com*, under "Corporate Governance."

Name*	Audit Committee	Compensation Committee	Nominating Committee	Science Committee
Steven M. Altschuler	X	X		
Edward Morrow Atkinson III			Chair	X
Martin Babler				
Derek DiRocco			X	X
Michael Hayden		X		Chair
Kathleen D. LaPorte	X	Chair	X	
Rohan Palekar				
Lota Zoth	Chair	X		
# of Meetings in 2023**	4	4	4	4

* Represents current committee membership
** In addition to informal calls and taking action by written consent.

Audit Committee. The primary responsibilities of our Audit Committee are to oversee the accounting and financial reporting processes of the Company and its subsidiaries, including the audits of the Company's financial statements, the integrity of the financial statements and the annual review of the performance, effectiveness and independence of the outside auditor. This includes reviewing the financial information provided to stockholders and others and the adequacy and effectiveness of the Company's internal controls. The committee also makes recommendations to the Board as to whether financial statements should be included in the Company's Annual Report on Form 10-K.

Ms. Zoth qualifies as an "audit committee financial expert," as that term is defined in the rules and regulations established by the SEC, and all members of the Audit Committee are "financially literate" under Nasdaq listing rules.

Compensation Committee. The primary responsibilities of our Compensation Committee are to periodically review and approve the compensation and other benefits for our senior officers and directors. This includes reviewing and approving corporate goals and objectives relevant to the compensation of our senior officers, evaluating the performance of these officers in light of the goals and objectives, and setting the officers' compensation based on those evaluations. The committee also administers and makes recommendations to the Board regarding equity incentive plans that are subject to the Board's approval and approves the grant of equity awards under the plans.

The Compensation Committee may delegate its authority to one or more subcommittees. The committee may also delegate authority to review and approve the compensation of our employees to certain of our executive officers. Even where the committee does not delegate authority, our executive officers will typically make recommendations to the committee regarding compensation to be paid to our employees and the size of equity awards under our equity incentive plans, but will not be present during voting or deliberations on their own compensation. The committee has the authority to engage outside advisors, such as compensation consultants, to assist it in carrying out its responsibilities. The Compensation Committee engaged Aon in 2023 to provide advice regarding the amount and form of executive and director compensation.

Nominating Committee. The primary responsibilities of our Nominating Committee are to engage in succession planning for the Board, develop and recommend to the Board criteria for identifying and evaluating qualified director candidates, and make recommendations to the Board regarding candidates for election or reelection to the Board at each annual stockholders' meeting. In addition, the committee is responsible for overseeing our corporate governance practices and making recommendations to the Board concerning corporate governance matters. The committee is also responsible for making recommendations to the Board concerning the structure, composition and functioning of the Board and its committees.

Science Committee. The primary responsibilities of our Science Committee are to review and advise management on clinical and technology operations functions of the Company, as well as identifying and assessing business development opportunities from a scientific and technical perspective. In addition, the Science Committee is responsible for making recommendations to the Board regarding research and development strategies and opportunities.

Board Risk Oversight

We believe that risk management is an important part of establishing and executing on the Company's business strategy. Our Board, as a whole and at the committee level, focuses its oversight on the most significant risks facing the Company and on the Company's processes to identify, prioritize, assess, manage and mitigate those risks. The committees oversee specific risks within their purview, as follows:

- **The Audit Committee** is responsible for overseeing management of risks related to our accounting and financial reporting processes and cybersecurity.

- **The Compensation Committee** is responsible for overseeing management of risks related to our compensation policies and programs.

- **The Nominating Committee** is responsible for overseeing management or risks related to director succession planning and corporate governance practices.

- **The Science Committee** is responsible for overseeing management of risks relating to our research and development programs.

Our Board and its committees receive regular reports from members of the Company's senior management on areas of material risk to the Company, including strategic, operational, financial, legal and regulatory risks. While our Board has an oversight role, management is principally tasked with direct responsibility for assessing and managing risks, including implementing processes and controls to mitigate their effects on the Company.

Other Corporate Governance Practices and Policies

Director Attendance

The Board met eight times during the year ended December 31, 2023. During 2023, each director then-serving on the Board attended at least 75% of the aggregate number of meetings of the Board and the committees on which he or she served during the period in which he or she was on the Board or committee. Directors are encouraged to attend the annual meeting of stockholders. All of our directors then serving on the Board attended the 2023 Annual Meeting of Stockholders.

Stockholder Communications

Stockholders and other interested parties may communicate with our Board or a particular director by sending a letter addressed to the Board or a particular director to our Corporate Secretary at the address set forth on the first page of this Proxy Statement. These communications will be compiled and reviewed by our Corporate Secretary, who will determine whether the communication is appropriate for presentation to the Board or the particular director. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications).

To enable the Company to speak with a single voice, as a general matter, senior management serves as the primary spokesperson for the Company and is responsible for communicating with various constituencies, including stockholders, on behalf of the Company. Directors may participate in discussions with stockholders and other constituencies on issues where Board-level involvement is appropriate. In addition, the Board is kept informed by senior management of the Company's stockholder engagement efforts.

Code of Conduct

Our Board has adopted a Code of Business Conduct and Ethics that establishes the standards of ethical conduct applicable to all our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. It addresses, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets, and how to report compliance concerns.

A copy of the code is available on our website located at *https://IR.89bio.com*, under "Corporate Governance." We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by applicable rules. Our Board is responsible for applying and interpreting the code in situations where questions are presented to it.

Anti-Hedging and Pledging Policy

We have a policy that prohibits our employees, officers, directors and consultants from engaging in (a) short-term trading; (b) short sales; (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to Company securities; and (d) hedging transactions. In addition, directors and officers are prohibited from placing Company securities in a margin account or pledging Company securities as collateral for a loan.

Clawback Policy

We have a clawback policy intended to comply with the requirements of Nasdaq Listing Standard 5608 implementing Rule 10D-1 under the Exchange Act. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will seek to recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive, including our named executive officers, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

Compensation Committee Interlocks

None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Director Compensation

Non-Employee Director Compensation Policy

We adopted a policy for compensating our non-employee directors with a combination of cash and equity. Under the policy for the fiscal year 2023, each director who is not an employee was entitled to receive cash compensation as set forth below (all such amounts paid in quarterly installments):

Annual Cash Retainers	Amount
Board membership (other than the chairman)	$40,000
Chairman of the Board	$70,000
Additional annual retainers	
Chair of the Audit Committee	$15,000
Chair of the other Board committees	$10,000
Member of the Audit Committee	$ 7,500
Member of the Compensation and Science	
Committees	$ 5,000
Member of the Nominating Committee	$ 4,000

In addition, the Compensation Committee may in its discretion grant equity awards to any or all non-employee directors under the Amended and Restated 2019 Equity Incentive Plan (the "2019 Plan"). Such awards may include: (i) an initial, one-time equity award granted to a new non-employee director upon his or her election to our Board; (ii) equity awards granted to non-employee directors on an annual basis for their service on our Board; and/or (iii) equity awards granted to non-employee directors on an annual basis for their service in a leadership role or on a committee of our Board. During 2023, each director who served on the Board received an annual grant of 27,400 stock options, which vest in full on the one-year anniversary of the date of grant, subject to continued service through such date.

We reimburse all necessary and reasonable out-of-pocket expenses incurred by non-employee directors in connection with their service on our Board, subject to any applicable Company policies that may be in effect from time to time.

A non-employee director may decline all or any portion of his or her compensation by giving notice to us prior to, as the case may be, the date cash is to be paid or equity awards are to be granted.

Our Board periodically reviews our director compensation program and may revise the compensation arrangements for our directors from time to time.

Fiscal Year 2023 Non-Employee Director Compensation Table

The following table shows the compensation earned in 2023 by the non-employee directors who served on the Board during such year.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)[1]	Total ($)
Steven M. Altschuler	$82,500	$303,332	$385,832
Edward Morrow Atkinson III	51,267	303,332	354,599
Derek DiRocco[2]	49,000	303,332	352,332
Michael Hayden	55,000	303,332	358,332
Kathleen D. LaPorte	56,833	303,332	360,165
Lota Zoth	60,000	303,332	363,332
Gregory Grunberg[2][3]	35,778	303,332	339,110

(1) Amounts shown in this column represent the aggregate grant date fair value (calculated in accordance with FASB Accounting Standards Codification Topic 718) of stock options granted during the year. A description of the methodologies and assumptions we use to value equity awards and the manner in which we recognize the related expense are described in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K, Stock-Based Compensation. These amounts may not correspond to the actual value eventually realized by the director because the value depends on the market value of our common stock at the time the award is exercised. As of December 31, 2023, Dr. Altschuler held 111,900 outstanding stock options, of which 84,500 were exercisable, Dr. Atkinson held 47,400 outstanding stock options, of which 0 were exercisable, Dr. DiRocco held 78,900 outstanding stock options, of which 51,500 were exercisable, Dr. Hayden held 132,210 outstanding stock options, of which 104,810 were exercisable, Ms. LaPorte held 64,900 outstanding stock options, of which 29,167 were exercisable, Ms. Zoth held 84,900 outstanding stock options, of which 57,500 were exercisable, and Mr. Grunberg held no outstanding stock options.

(2) All or a portion of the director's fees is remitted directly to the investor with which such director is affiliated.

(3) Dr. Grunberg resigned from the board of directors in August 2023.

Directors who are also employees, such as Mr. Palekar, do not receive any compensation for their services as our directors. The compensation received by Mr. Palekar as our Chief Executive Officer is presented in the 2023 Summary Compensation Table below.

Indemnification Agreements

We have entered into indemnification agreements with our officers and directors. The indemnification agreements and our amended and restated bylaws require us to indemnify these individuals to the fullest extent permitted by Delaware law.

EXECUTIVE OFFICERS

Biographical and other information regarding our executive officers is set forth below. There are no family relationships among any of our directors or executive officers.

Name	Age (as of April 17, 2024)	Position
Rohan Palekar[1]	58	Chief Executive Officer and Director
Ryan Martins	47	Chief Financial Officer
Hank Mansbach, M.D.	59	Chief Medical Officer
Quoc Le-Nguyen	56	Chief Technical Operations Officer and Head of Quality

(1) For Mr. Palekar's biographical information, see "Information Regarding Director Nominees and Continuing Directors" above.

Ryan Martins. Mr. Martins has served as our Chief Financial Officer since July 2019 and previously served as consultant since April 2019. Prior to joining our Company, Mr. Martins was Chief Financial Officer at Revolution Medicines, Inc. (Nasdaq: RVMD), a clinical-stage precision oncology company, from March 2018 to October 2018, where he was responsible for all aspects of the finance function including financial accounting, capital planning, audit, tax and investor relations. Before Revolution Medicines, Mr. Martins was Vice President and Head of Corporate Strategy and Investor Relations at Ultragenyx Pharmaceutical Inc. (Nasdaq: RARE), a clinical-stage biopharmaceutical company, from September 2015 to March 2018, where he was responsible for strategic planning, capital raising, investor relations and assisting business development. Prior to Ultragenyx, Mr. Martins spent nearly 10 years as a biotechnology analyst at Jefferies, Lazard (NYSE: LAZ) and Barclays (NYSE: BCS)/Lehman Brothers after holding operating roles at Chiron Corporation from 2001 to 2006. Mr. Martins earned his B.Sc. in Life Sciences from St. Xavier's College, a M.S. degree in Biology from Virginia Tech and an M.B.A. from the Haas School of Business at University of California, Berkeley.

Hank Mansbach, M.D. Dr. Mansbach has served as our Chief Medical Officer since December 2018. Prior to joining our Company, Dr. Mansbach was at Ultragenyx Pharmaceutical Inc. (Nasdaq: RARE), a clinical-stage biopharmaceutical company, where he served as Head of Global Clinical Development for Metabolic and Neurologic Diseases from June 2018 to December 2018, Vice President of Global Clinical Development and Ultra Programs from March 2017 to June 2018 and Vice President of Medical Affairs from May 2015 to March 2017. During his time at Ultragenyx, Dr. Mansbach was responsible for leading clinical development programs for metabolic disorders and building and leading the Medical Affairs team. Before Ultragenyx, Dr. Mansbach served as Vice President of Medical Affairs at Medivation, Inc., a biopharmaceutical company, from August 2009 to April 2015, where he played a key role in the development and commercialization of enzalutamide for the treatment of advanced prostate cancer. Earlier in his career, Dr. Mansbach served as Senior Vice President of Global Drug Development at Valeant Pharmaceuticals and Chief Medical Officer at Cortex Pharmaceuticals, Inc., both pharmaceutical companies. Dr. Mansbach began his industry career at Glaxo Wellcome after clinical practice and research in neurology. He earned his M.D. from Duke University and a B.A. in Philosophy from Yale University.

Quoc Le-Nguyen. Mr. Le-Nguyen has served as our Chief Technical Operations Officer and Head of Quality since March 2019. Prior to joining our Company, Mr. Le-Nguyen was Senior Vice President, Global Head of Technical Operations & Quality for Aduro Biotech, Inc., a biotechnology company, from September 2015 to July 2018, where he was responsible for clinical supply including analytical and process development, manufacturing, supply chain and quality for cell therapy, small molecule and antibody platforms. Prior to Aduro, Mr. Le-Nguyen was the Vice President of Manufacturing Operations for Bayer AG (OTCMKTS: BAYRY) from September 2007 to September 2013, where he was responsible for the Betaferon/Betaseron franchise. Prior to Bayer, Mr. Le-Nguyen worked in biologics manufacturing for Novartis International AG (NYSE: NVS), Chiron Corporation and BioMarin Pharmaceutical Inc. (Nasdaq: BMRN). Mr. Le-Nguyen earned his B.S. in Biochemistry from the University of California, Davis.

EXECUTIVE COMPENSATION

Our named executive officers ("NEOs") for 2023, which consist of our principal executive officer and the next two most highly-compensated executive officers who served during the year ended December 31, 2023, are:

- Rohan Palekar, our Chief Executive Officer;

- Hank Mansbach, our Chief Medical Officer; and

- Quoc Le-Nguyen, our Chief Technical Operations Officer and Head of Quality.

2023 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our NEOs during the years ended December 31, 2023 and 2022.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Rohan Palekar	2023	$611,100	$—	$1,102,500	$3,421,290	$436,900	$15,871[2]	$5,587,661
Chief Executive Officer	2022	$587,600	$—	$1,401,648	$ 735,680	$387,800	$15,121	$3,127,849
Hank Mansbach	2023	$483,000	$—	$ 441,000	$1,368,516	$243,900	$ 5,971[2]	$2,542,387
Chief Medical Officer	2022	$465,000	$—	$ 609,360	$ 234,080	$220,900	$ 5,971	$1,535,311
Quoc Le-Nguyen	2023	$455,000	$—	$ 441,000	$1,368,516	$232,000	$15,871[2]	$2,512,387
Chief Technical Operations Officer and Head of Quality[5]	2022	$435,000	$—	$ 602,700	$ 234,080	$206,600	$12,841	$1,491,221

(1) Amounts shown in these columns represent the aggregate grant date fair value (calculated in accordance with FASB Accounting Standards Codification Topic 718) of stock awards, based on the most probable outcome of the performance conditions, which was assumed to be maximum performance (for more information, see the table titled "Outstanding Equity Awards at 2023 Fiscal-Year End"), and stock options granted during the year. A description of the methodologies and assumptions we use to value equity awards and the manner in which we recognize the related expense are described in Note 2 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2023, Stock-Based Compensation. These amounts may not correspond to the actual value eventually realized by each NEO because the value depends on the market value of our common stock at the time the award vests or is exercised.

(2) Represents the cost of Company-paid life insurance premiums and, for Messrs. Palekar and Le-Nguyen, plus 401(k) employer matching contributions.

Outstanding Equity Awards at 2023 Fiscal-Year End Table

The following table sets forth information regarding outstanding equity awards as of December 31, 2023 for each of our NEOs.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Option Awards (#) Exercisable	Number of Securities Underlying Unexercised Option Awards (#) Unexercisable	Option Award Exercise Price ($)	Option Award Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units That Have Not Vested ($)
Rohan Palekar	120,231	—	1.93	11/09/2028	—	—	—	—
	132,242	—	3.11	07/30/2029	—	—	—	—
	159,375	10,625[1]	32.50	02/14/2030	—	—	—	—
	140,077	63,673[2]	23.01	02/05/2031	—	—	—	—
	96,250	123,750[3]	4.44	02/17/2032	—	—	—	—
	—	300,000[4]	14.70	02/09/2033	—	—	—	—
	—	—	—	—	10,000[5]	111,700	—	—
	—	—	—	—	27,236[6]	304,226	—	—
	—	—	—	—	75,000[7]	837,750	—	—
	—	—	—	—	—	—	75,000[7]	837,750
	—	—	—	—	75,000[8]	837,750	—	—
Hank Mansbach . .	98,204	—	1.93	01/10/2029	—	—	—	—
	39,037	—	3.11	07/30/2029	—	—	—	—
	42,187	2,813[1]	32.50	02/14/2030	—	—	—	—
	46,406	21,094[2]	23.01	02/05/2031	—	—	—	—
	30,625	39,375[3]	4.44	02/17/2032	—	—	—	—
	—	120,000[4]	14.70	02/09/2033	—	—	—	—
	—	—	—	—	3,334[5]	37,241	—	—
	—	—	—	—	8,794[6]	98,229	—	—
	—	—	—	—	25,000[7]	279,250	—	—
	—	—	—	—	—	—	25,000[7]	279,250
	—	—	—	—	15,000[9]	167,550	—	—
	—	—	—	—	30,000[8]	335,100	—	—
Quoc Le-Nguyen . .	4,063	—	3.11	07/30/2029	—	—	—	—
	3,312	—	3.11	07/30/2029	—	—	—	—
	46,875	3,125[1]	32.50	02/14/2030	—	—	—	—
	46,406	21,094[2]	23.01	02/05/2031	—	—	—	—
	30,625	39,375[3]	4.44	02/17/2032	—	—	—	—
	—	120,000[4]	14.70	02/09/2033	—	—	—	—
	—	—	—	—	3,334[5]	37,241	—	—
	—	—	—	—	8,794[6]	98,229	—	—
	—	—	—	—	25,000[7]	279,250	—	—
	—	—	—	—	—	—	25,000[7]	279,250
	—	—	—	—	15,000[9]	167,550	—	—
	—	—	—	—	30,000[8]	335,100	—	—

(1) 25% of the stock option award vested on February 14, 2021 and the remainder vests in equal quarterly installments over the following three years, subject to continued service through each such vesting date.

(2) 25% of the stock option award vested on February 5, 2022 and the remainder vests in equal quarterly installments over the following three years, subject to continued service through each such vesting date.

(3) 25% of the stock option award vested on February 17, 2023 and the remainder vests in equal quarterly installments over the following three years, subject to continued service through each such vesting date.

(4) 25% of the stock option award vested on February 9, 2024 and the remainder vests in equal quarterly installments over the following three years, subject to continued service through each such vesting date.

(5) This award vested on February 5, 2024.

(6) One-third of this award vested on February 17, 2024 with the remaining two-thirds vesting in equal semi-annual installments over the following year, subject to continued service through each such vesting date.

(7) Represents a performance-based restricted stock unit award for which a portion of the awards was related to a performance condition that was certified as achieved as of December 31, 2023 and a portion of the award was related to a performance condition that had not yet been achieved as of December 31, 2023. The portion of this award reported in the column titled "Number of Shares or Units of Stock that Have Not Vested" related to the Company's patient target enrollment in the SHTG Phase 3 program by December 31, 2023 and such portion vested on January 5, 2024. The performance conditions for the portion of this award reported in the column titled "Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested" requires achievement of topline results from the SHTG Phase 3 program supportive of a BLA submission, subject to continued service through such vesting date.

(8) One-third of this award vested on February 9, 2024 with the remaining two-thirds vesting in equal annual installments over the following two years, subject to continued service through each such vesting date.

(9) This award vests on September 9, 2024, subject to continued service through such vesting date.

Employment Agreements

Mr. Palekar. During 2023, we were party to an offer letter agreement with Mr. Palekar, effective as of April 15, 2020, pursuant to which he serves as our chief executive officer. The agreement provides for a base salary, eligibility to receive an annual performance bonus and eligibility to participate in employee benefit or group insurance plans maintained from time to time by the Company. The agreement also provides for Mr. Palekar's eligibility to receive awards under the 2019 Plan. The agreement provides for employment on an at-will basis and thus either party may terminate at any time for any or no reason, subject to the severance provisions described below in the section titled "Post-Employment Compensation and Change in Control Payments and Benefits."

Dr. Mansbach. During 2023, we were party to an offer letter agreement with Dr. Mansbach, effective as of April 15, 2020, pursuant to which he serves as our chief medical officer. The agreement provides for a base salary, eligibility to receive an annual performance bonus and eligibility to participate in employee benefit or group insurance plans maintained from time to time by the Company. The agreement also provides for Dr. Mansbach's eligibility to receive awards under the 2019 Plan. The agreement provides for employment on an at-will basis and thus either party may terminate at any time for any or no reason, subject to the severance provisions described below in the section titled "Post-Employment Compensation and Change in Control Payments and Benefits."

Mr. Le-Nguyen. During 2023, we were party to an offer letter agreement with Mr. Le-Nguyen, effective as of April 15, 2020, pursuant to which he serves as our chief technical operations officer and head of quality. The agreement provides for a base salary, eligibility to receive an annual performance bonus and eligibility to participate in employee benefit or group insurance plans maintained from time to time by the Company. The agreement also provides for Mr. Le-Nguyen's eligibility to receive awards under the 2019 Plan. The agreement provides for employment on an at-will basis and thus either party may terminate at any time for any or no reason, subject to the severance provisions described below in the section titled "Post-Employment Compensation and Change in Control Payments and Benefits."

Compensation Elements

Base Salary

For 2023, Mr. Palekar's annualized base salary was $611,100, Dr. Mansbach's annualized base salary was $483,000, and Mr. Le-Nguyen's annualized base salary was $455,000. In establishing salary levels, we consider each executive's individual experience, responsibilities and performance and market data regarding the pay levels of similarly situated executives at our peer companies. We target setting base salaries at or near the median level of similarly situated executives in our peer group, adjusting based on consideration of each executive's individual experience, responsibilities and performance.

Annual Cash Incentive

For fiscal year 2023, Mr. Palekar, Dr. Mansbach and Mr. Le-Nguyen were eligible to receive annual incentive bonuses determined as a percentage of base salary based upon achievement of pre-established corporate goals related to achieving topline results in the NASH ENLIVEN study (weighted 35%), enrollment in the SHTG program (weighted 15%), manufacturing goals (weighted 15%), other operational goals (weighted 15%), financing goals (weighted 15%) and human resources goals (weighted 5%) and, for all NEOs other than Mr. Palekar, individual performance goals related to clinical trials, research and development, people management, budget and organization leadership, business development and investor relations in the case of Dr. Mansbach, and supply availability and compliance, manufacturing scale-up, formulation development, people management, budget and organizational leadership in the case of Mr. Le-Nguyen. The corporate goals were weighted 100% for Mr. Palekar and 75% for Dr. Mansbach and Mr. Le-Nguyen and the individual goals were weighted 25% for Dr. Mansbach and Mr. Le-Nguyen. For 2023, the target bonus opportunities were equal to 55%, 40% and 40% of base salary for each of Mr. Palekar, Dr. Mansbach and Mr. Le-Nguyen, respectively. Following the end of the fiscal year, our Board evaluated the performance of Mr. Palekar, Dr. Mansbach and Mr. Le-Nguyen, and based on Company achievement of the corporate performance goals at 130% and attainment of 115% of the individual performance goals for Dr. Mansbach and 120% of the individual performance goals for Mr. Le-Nguyen, determined to award bonuses to the named executive officers as disclosed in the Non-Equity Incentive Plan Compensation column of the 2023 Summary Compensation Table above.

Equity Incentive Awards

In February 2023, all of our named executive officers received stock option awards and time-based restricted stock units under the 2019 Plan. See the table titled "Outstanding Equity Awards at 2023 Fiscal-Year End" for more information with respect to these grants.

Post-Employment Compensation and Change in Control Payments and Benefits

Severance Plan

Pursuant to the terms of the offer letter agreements with the NEOs in place as of the end of the fiscal year, upon a termination without Cause (as defined in the agreements) or a resignation for Good Reason (as defined in the agreements) not in connection with a Change in Control (as defined in the agreements), the NEOs would have been eligible to receive, subject to execution and non-revocation of a release of claims in favor of the Company (the "release condition"), severance equal to 12 months (in the case of Mr. Palekar) or nine months (in the case of the other NEOs) of the base salary as then in effect and payment or reimbursement of a portion of the COBRA premiums for up to 12 months (in the case of Mr. Palekar) or nine months (in the case of the other NEOs), or, if sooner, until eligible for similar coverage through another employer.

If the NEO had been terminated without Cause or had resigned for a Change in Control Good Reason (as defined in the agreements) within 90 days prior to, or 12 months following, the consummation of a Change in Control, then, subject to the Release Condition (as defined in the agreements), the benefits described above would have been provided for 18 months (in the case of Mr. Palekar) or 12 months (in the case of the other NEOs), the benefits would have also included a payment of 1.5 times the Target Bonus (as defined in the agreements) (in the case of Mr. Palekar) or 1.0 times the Target Bonus (in the case of the other NEOs), all Change in Control Severance Benefits (as defined in the agreements) would have been paid in a lump sum, and all outstanding equity awards would have vested in full.

401(k) Plan

We offer eligible employees, including our NEOs based in the United States, the opportunity to participate in our tax-qualified 401(k) plan. Employees can contribute 1%-100% of their eligible earnings up to the Internal Revenue Service's annual limits on a before-tax basis. For every dollar an employee contributes, up to 6% of their compensation, we may contribute 25 cents per dollar, provided that there are no matching contributions in excess of 1.5% of eligible IRS compensation. Matches provided to our NEOs are reflected in the "All Other Compensation" column of the 2023 Summary Compensation Table above. Our funds are 100% vested after the completion of one year of service.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company.

Year (a)	Summary Compensation Table Total for PEO[1] (b)	Compensation Actually Paid to PEO[2] (c)	Average Summary Compensation Table Total for Non-PEO NEOs[1] (d)	Average Compensation Actually Paid to Non-PEO NEOs[2] (e)	Value of Initial Fixed $100 Investment Based On Total Shareholder Return ("TSR")[3] (f)	Net Loss (in thousands)[4] (g)
2023	5,587,661	4,299,065	2,527,387	2,015,393	85.46	(142,189)
2022	3,127,849	5,596,504	1,513,266	2,528,988	97.40	(102,026)

[1] The dollar amounts reported in column (b) are the amounts reported for Rohan Palekar (the Company's Chief Executive Officer) for each of the corresponding years in the "Total" column of our Summary Compensation Table. Refer to "Executive Compensation – 2023 Summary Compensation Table". The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Rohan Palekar) in the "Total" column of the Summary Compensation Table in each applicable year. For both 2023 and 2022, the NEOs were Hank Mansbach and Quoc Le-Nguyen.

[2] The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Rohan Palekar, and the dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Rohan Palekar), each as computed in accordance with Item 402(v) of Regulation S-K and do not reflect the total compensation actually realized or received by Rohan Palekar or the other NEOs on average, as applicable. In accordance with these rules, these amounts reflect "Total Compensation" as set forth in the Summary Compensation Table for each year, adjusted as shown

below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Compensation Actually Paid	2023		2022	
	PEO	Other NEOs*	PEO	Other NEOs*
Summary Compensation Table Total . . .	$ 5,587,661	$ 2,527,387	$ 3,127,849	$1,513,266
(Less), value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	(4,523,790)	(1,809,516)	(2,137,328)	(840,110)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	3,357,250	1,342,711	5,869,052	2,226,398
Plus, fair value as of vesting date of equity awards granted and vested in the year	—	—	191,998	86,049
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	(515,301)	(190,517)	(17,643)	(5,349)
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year	393,245	145,328	(1,437,424)	(451,266)
(Less), prior year-end fair value for any equity awards forfeited in the year	—	—	—	—
Plus, dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the Summary Compensation Table Total for the covered fiscal year	—	—	—	—
Compensation Actually Paid Total . . .	$ 4,299,065	$ 2,015,393	$ 5,596,504	$2,528,988

* Amounts presented are averages for the entire group of Other NEOs in each respective year.

[3] Total Shareholder Return (TSR) is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end of each fiscal year shown and the beginning of the measurement period, by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2021.

[4] The dollar amounts reported represent the amount of net loss reflected in the Company's audited financial statements for the applicable year.

Description of Certain Relationships between Information Presented in the Pay versus Performance Table

While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR



Compensation Actually Paid and Net Loss



CERTAIN INFORMATION ABOUT OUR COMMON STOCK

Security Ownership of Certain Beneficial Owners and Management

The following table presents information regarding beneficial ownership of our common stock as of April 1, 2024 by:

- each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our outstanding common stock;

- each of our directors and nominees;

- each of our NEOs; and

- all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after the date of this table. To our knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

The percentage ownership information shown in the column titled "Percentage of Shares Beneficially Owned" in the table below is based on 95,224,724 shares of our common stock outstanding as of the date of this table (plus any shares that such person has the right to acquire within 60 days after the date of this table). Unless otherwise indicated, the address of each individual listed in this table is the Company's address set forth on the first page of this Proxy Statement.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Greater than 5% Holders		
Entities affiliated with RA Capital[1]	14,254,298	15.0%
Entities affiliated with Janus Henderson Group plc[2]	10,081,258	10.6%
Entities affiliated with RTW Investments, LP[3]	5,578,931	5.9%
Entities affiliated with Suvretta Capital Management, LLC.[4]	4,888,434	5.1%
Named Executive Officers, Directors and Nominees		
Rohan Palekar[5]	1,051,010	1.1%
Hank Mansbach[6]	382,783	*
Quoc Le-Nguyen[7]	321,629	*
Steven M. Altschuler[8]	111,900	*
Edward Morrow Atkinson III[9]	37,400	*
Derek DiRocco[10]	78,900	*
Michael Hayden[11]	378,630	*
Kathleen D. LaPorte[12]	56,567	*
Lota Zoth[13]	84,900	*
Martin Babler	—	—
All Executive Officers and Directors as a group (11 persons)[14]	2,762,967	2.8%

* Represents beneficial ownership of less than one percent.
(1) Based on a Schedule 13D/A filed on March 6, 2024 and Company records. Consists of (a) 12,431,584 shares of common stock owned by RA Capital Healthcare Fund, L.P. (the "Fund"), (b) a total of 78,205

vested stock options (right to buy) and 695 stock options (right to buy) which will vest within 60 days of this filing held by Dr. Derek DiRocco for the benefit of RA Capital Management, L.P. ("RA Capital"), (c) a total of 2,816,900 warrants ("Warrants"), with each Warrant exercisable for one-half a share of common stock, through which the Fund has a right to acquire 1,408,450 common stock shares subject to a beneficial ownership blocker, and (d) 335,364 shares held by the RA Capital Nexus Fund, L.P. (the "Nexus Fund"). RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Nexus Fund and may be deemed a beneficial owner of any securities of the Company held by the Fund or the Nexus Fund. The Fund and the Nexus Fund have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's and the Nexus Fund's portfolio, including the shares of the Company's common stock reported therein. Because the Fund and the Nexus Fund have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice, the Fund and the Nexus Fund disclaim beneficial ownership of the securities they hold and therefore disclaim any obligation to report ownership of the reported securities under the Exchange Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners of any securities of the Company beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported therein other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose. The address for each of the reporting persons listed above is 200 Berkeley Street, 18th Floor, Boston, MA 02116. Dr. DiRocco, a partner of RA Capital, currently serves as a director of the Company.

(2) Based on a Schedule 13G filed on February 14, 2024. Consists of 10,081,258 shares of common stock owned by Janus Henderson Group plc. Janus Henderson has a 100% ownership stake in Janus Henderson Investors U.S. LLC ("JHIUS"), Janus Henderson Investors UK Limited and Janus Henderson Investors Australia Institutional Funds Management Limited, (each an "Asset Manager" and collectively as the "Asset Managers"). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively, the "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JHIUS may be deemed to be the beneficial owner of 10,049,238 shares of common stock held by such Managed Portfolios. However, JHIUS does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address for each of the reporting persons listed above is 201 Bishopsgate, EC2M 3AE, United Kingdom.

(3) Based on a Schedule 13G filed on February 14, 2024. Consists of 5,578,931 shares of common stock owned by RTW Investments, LP ("RTW Investments"). Roderick Wong, M.D. is the Managing Partner and Chief Investment Officer of RTW Investments, with respect to the shares of common stock directly held by the RTW Funds. The address for each of the reporting persons listed above is 40 10th Avenue, Floor 7, New York, New York 10014.

(4) Based on a Schedule 13G/A filed on February 13, 2024. Consists of shares of common stock beneficially owned by Suvretta Capital Management, LLC ("Suvretta"), Averill Master Fund, Ltd. ("Averill") and Aaron Cowen by virtue of his role as a control person of Suvretta. Suvretta and Mr. Cowen share voting and dispositive power over 4,888,434 shares of common stock, of which 4,403,363 are subject to shared voting and dispositive power with Averill, a private fund managed by Suvretta. The address of each of Suvretta and Mr. Cowen is 540 Madison Avenue, 7th Floor, New York, New York 10022. The address of Averill Master Fund, Ltd. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(5) Includes 805,519 shares of common stock underlying options that are exercisable as of the date of this table or will become exercisable within 60 days after such date.

(6) Includes 313,959 shares of common stock underlying options that are exercisable as of the date of this table or will become exercisable within 60 days after such date.

(7) Includes 189,093 shares of common stock underlying options that are exercisable as of the date of this table or will become exercisable within 60 days after such date.

(8) Consists of 111,900 shares of common stock underlying options that are exercisable as of the date of this table or will become exercisable within 60 days after such date.

(9) Consists of 37,400 shares of common stock underlying options that are exercisable as of the date of this table or will become exercisable within 60 days after such date.

(10) Consists of 78,900 shares of common stock underlying options that are exercisable as of the date of this table or will become exercisable within 60 days after such date held for the for the benefit of RA Capital.

(11) Includes (a) 103,978 shares of common stock owned by Genworks 2 Consulting Inc., over which Dr. Hayden's wife has sole voting and investment power, (b) 61,538 shares held by The Hayden Family Trust, over which Dr. Hayden's wife has sole voting and investment power, and (c) 132,210 shares of common stock underlying options that are exercisable as of the date of this table or will become exercisable within 60 days after such date. The address of Genworks 2 Consulting Inc. is 4484 West 7th Avenue, Vancouver, BC, Canada V6R1W9.

(12) Consists of 56,567 shares of common stock underlying options that are exercisable as of the date of this table or will become exercisable within 60 days after such date.

(13) Consists of 84,900 shares of common stock underlying options that are exercisable as of the date of this table or will become exercisable within 60 days after such date.

(14) Includes 2,045,192 shares of common stock underlying options held by our named executive officers, current directors and other executive officers that are exercisable as of the date of this table or will become exercisable within 60 days after such date.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, officers and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. To our knowledge, based solely on our review of Forms 3, 4 and 5 filed with the SEC or written representations that no Form 5 was required, during the year ended December 31, 2023 we believe that our directors, officers and persons who beneficially own more than 10% of a registered class of our equity securities timely filed all reports required under Section 16(a) of the Exchange Act, except that, due to administrative error, the following were filed late: one Form 4 to report one transaction for each of Dr. Mansbach and Messrs. Martins and Le-Nguyen, and one Form 4 to report one transaction for RA Capital Management, L.P.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information about our equity compensation plans as of December 31, 2023. As of such date, we had outstanding awards under two equity compensation plans: our Amended and Restated 2019 Equity Incentive Plan and our 2019 Employee Stock Purchase Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights[1]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	5,098,227	$14.03	2,074,737[2]
Equity compensation plans not approved by security holders[3]	575,900	14.69	924,100
Total	5,674,127	$14.11	2,998,837[2]

(1)   The weighted average exercise price excludes restricted stock units and performance stock units, which have no exercise price.

(2)   Includes 867,130 shares available for grant under the Amended and Restated 2019 Equity Incentive Plan and 1,207,607 shares available for grant under the 2019 Employee Stock Purchase Plan. Excludes 3,730,775 shares and 932,693 shares that were added to our Amended and Restated 2019 Equity Incentive Plan and our 2019 Employee Stock Purchase Plan, respectively, on January 1, 2023 pursuant to the evergreen provisions thereunder that provide for automatic annual increases on January 1 of each year until January 1, 2029 equal to 4% and 1%, respectively, of our outstanding shares as of the preceding December 31 (or such lesser amounts as approved by the Board).

(3)   In February 2023, our Board of Directors adopted the 2023 Inducement Plan, reserving 1,500,000 shares of our common stock for issuance of stock options and other equity to new employees who satisfy the standards for inducement grants in accordance with the Nasdaq listing rules.

Material Features of the 2023 Inducement Plan

The 2023 Inducement Plan was established by the Board in February 2023 with the purpose of helping the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any affiliate and provide a means by which the eligible award recipients may benefit from increases in the value of our common stock. In accordance with Nasdaq rules, this plan is used to offer equity awards as material inducements for new employees to join the Company. Subject to adjustment for certain changes in our capitalization, the maximum aggregate number of shares that may be issued under the 2023 Inducement Plan is 1,500,000. The equity grants awarded under the 2023 Inducement Plan are typically in the form of stock options with exercise prices equal to the fair market value of our common stock on the date of grant, but this plan also provides for the granting of other types of equity awards, including stock appreciation rights, restricted stock awards and restricted stock units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

The following is a summary of each transaction or series of similar transactions since January 1, 2022, or any currently proposed transaction, to which we were or are a party in which:

- the amount involved exceeds $120,000; and

- any related person (including, our directors, executive officers, beneficial owners of more than 5% of our common stock as determined in accordance with the rules of the SEC, and any members of their immediate family) had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled "Executive Compensation" or that were approved by our Compensation Committee.

Quoc Le-Nguyen, who is the current Chief Technical Operations Officer and Head of Quality, and Michelle Zacharias are husband and wife. In 2023, the Company engaged Ms. Zacharias as a consultant to provide quality assurance consulting services related to intellectual property manufacturing, deviation management and change control management and she was paid approximately $166,000 in consulting fees for such services. On March 4, 2024, Ms. Zacharias joined the Company as the Senior Director, Chemistry, Manufacturing and Controls Quality Assurance. Ms. Zacharias's annual cash compensation for her service as Senior Director, including base salary and target bonus, is expected to be approximately $343,750, and she was granted a stock option to purchase 26,400 shares of common stock of the Company, which vests over four years.

Related Party Transaction Policy

We have adopted a written related party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related party transactions. For purposes of our policy, a related party transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (i) the amount involved exceeds or is expected to exceed $120,000, (ii) the Company or any of our subsidiaries is a participant and (iii) any related person (as defined above) has or will have a direct or indirect interest. Transactions involving compensation for services provided to us as an employee or director, among other limited exceptions, are deemed to have standing pre-approval by the Audit Committee but may be specifically reviewed if appropriate in light of the facts and circumstances.

Under the policy, if a transaction has been identified as a related party transaction, our Audit Committee must review the material facts and either approve or disapprove of the entry into the transaction. If advance approval of the transaction is not feasible, then the transaction will be considered and, if the Audit Committee determines it to be appropriate, ratified at the next regularly scheduled meeting. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to avoid activities that create or give the appearance of a conflict of interest, and directors and executive officers must consult and seek prior approval of potential conflicts of interest from the Audit Committee. In considering related party transactions, our Audit Committee will take into account the relevant available facts and circumstances including, but not limited to:

- whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; and

- the extent of the related person's interest in the transaction.

OTHER MATTERS

Stockholder Proposals and Director Nominations for Next Year's Annual Meeting

Pursuant to Rule 14a-8 of the Exchange Act, stockholders who wish to submit proposals for inclusion in the proxy statement for the 2025 Annual Meeting of Stockholders must send such proposals to our Corporate Secretary at the address set forth on the first page of this Proxy Statement. Such proposals must be received by us as of the close of business (6:00 p.m. Pacific Time) on December 18, 2024 and must comply with Rule 14a-8 of the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

As set forth in our bylaws, if a stockholder intends to make a nomination for director election or present a proposal for other business (other than pursuant to Rule 14a-8 of the Exchange Act) at the 2025 Annual Meeting of Stockholders, the stockholder's notice must be received by our Corporate Secretary at the address set forth on the first page of this Proxy Statement no earlier than the 120th day and no later than the 90th day before the anniversary of the last annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, the stockholder's notice must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which the first public announcement of the date of such annual meeting is made by the Company. Therefore, unless the 2025 Annual Meeting of Stockholders is more than 30 days before or more than 60 days after the anniversary of the Annual Meeting, notice of proposed nominations or proposals (other than pursuant to Rule 14a-8 of the Exchange Act) must be received by our Corporate Secretary no earlier than January 29, 2025 and no later than the close of business (6:00 p.m. Pacific Time) on February 28, 2025. Any such director nomination or stockholder proposal must be a proper matter for stockholder action and must comply with the terms and conditions set forth in our bylaws (which includes the timing and information required under Rule 14a-19 of the Exchange Act). If a stockholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate. We reserve the right to reject, rule out of order or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

Delivery of Documents to Stockholders Sharing an Address

A number of brokerage firms have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders who have the same address and do not participate in electronic delivery of proxy materials will receive only one copy of the proxy materials, including this Proxy Statement, the Notice and our Annual Report on Form 10-K for the year ended December 31, 2023, until such time as one or more of these stockholders notifies us that they wish to receive individual copies. This procedure helps to reduce duplicate mailings and save printing costs and postage fees, as well as natural resources. If you received a "householding" mailing this year and would like to have additional copies of the proxy materials mailed to you, please send a written request to our Corporate Secretary at the address set forth on the first page of this Proxy Statement, or call (415) 500-4614, and we will promptly deliver the proxy materials to you. Please contact your broker if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future, or if you would like to opt out of "householding" for future mailings.

Availability of Additional Information

We will provide, free of charge, a copy of our Annual Report on Form 10-K for the year ended December 31, 2023, including exhibits, upon the written or oral request of any stockholder of the Company. Please send a written request to our Corporate Secretary at the address set forth on the first page of this Proxy Statement or call the number above.